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TABLE OF CONTENTS
OPTIUM CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 11, 2006

Registration No. 333-135472

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OPTIUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	59-3684497 (I.R.S. Employer Identification Number)
500 Horizon Drive, Suite 505 Chalfont, Pennsylvania 18914 (215) 712-6200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Eitan Gertel
Chief Executive Officer
Optium Corporation
500 Horizon Drive, Suite 505
Chalfont, Pennsylvania 18914
(215) 712-6200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:
John J. Egan III, Esq. John B. Steele, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Christopher E. Brown, Esq. General Counsel Optium Corporation 500 Horizon Drive, Suite 505 Chalfont, Pennsylvania 18914 (215) 712-6200	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS (Subject to Completion)
Issued              , 2006

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

5,200,000 Shares

COMMON STOCK

Optium Corporation is offering     shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.50 and $15.50 per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "OPTM."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Optium Corporation
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters an option, exercisable for a period of 30 days from the date of this prospectus to purchase up to an aggregate of 780,000 additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                           , 2006.

MORGAN STANLEY	CREDIT SUISSE
COWEN AND COMPANY	JEFFERIES & COMPANY

                           , 2006

Optium

Optium

Dynamic Wavelength Processor ROADMs

for advanced DWDM network systems

(commercial availability not expected before the first calendar quarter of 2007)

Cable TV & Fiber to the Home Transmitters

for video and data distribution

10Gb/s Transceivers

for high-performance optical transmission and reception

Commercial Complex
Wireless
Campus
Fiber to the Home
Cable TV
Satellite
Edge Switch
Edge Switch
FTTH Trans-mission
CableTV Trans-mission
Access
(Edge)
Metro
ROADM
ROADM
ROADM
ROADM
Router
DWDM Transport
DWDM Transport
TDM Transport
Optical Cross-Connect
Long Haul
(Core)
DWDM Transport
DWDM Transport
ROADM
Router

        We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

        Until            , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 9, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

OPTIUM CORPORATION

Overview

        We are a leading supplier of high-performance optical subsystems for use in telecommunications network systems. We are also a supplier of high performance optical subsystems for use in cable TV network systems. Since our founding in 2000, we have developed proprietary technology and products that enable transmission, reception and switching functionality for high-bandwidth, intelligent optical networking applications. We design, manufacture and sell a suite of optical subsystems including transceivers and transmitters. We have also recently distributed demonstration units of a technologically innovative reconfigurable optical add/drop multiplexer, or ROADM, that enables dynamic wavelength processing, or DWP, which we refer to as our DWP ROADM. We have not generated any revenues from the sale of this product and commercial availability is not expected before the first calendar quarter of 2007. We believe that we have a fundamentally different product design approach from that of our competitors, allowing us to achieve mass customization of our products using common hardware platforms and customized embedded software. We also have implemented several unique automated and semi-automated manufacturing systems and processes designed to further improve our manufacturing yields and produce higher volumes of products than generally possible using manual production techniques.

        Our optical subsystems are used in network systems that deliver voice, video, and other data services for consumers and enterprises in the long haul, metropolitan and access segments, referred to as the core to the edge, of telecommunications and cable TV networks. All of our products provide or support the highest transmission and/or reception speeds commercially used in carrier networks. Our customers are network systems vendors whose customers include wireline and wireless telecommunications service providers and cable TV operators, collectively referred to as carriers.

        Increases in network traffic volume over the last two years, driven by the proliferation of enhanced video and voice applications delivered over Internet protocol, or IP, networks have resulted in higher network utilization and the need for additional bandwidth capacity from the core to the edge of networks. To address the continued demand for increased bandwidth capacity, carriers are investing significant capital to enhance the capabilities of their networks and upgrade to new high-bandwidth IP networks. Optical subsystems provide critical transmission, reception and switching functions that significantly increase the capacity, bandwidth efficiency and manageability of carrier networks.

        We have developed customer relationships with many of the leading global network systems vendors, including Alcatel, Cisco Systems, Lucent Technologies, Marconi, Scientific Atlanta, Siemens and Tellabs.

Our Competitive Strengths

        We provide high-performance, efficient optical subsystems that we believe offer advanced functionality at a lower cost to our customers. Among other things, key attributes of our competitive strengths are:

  •
  High-performance, technologically advanced products. We design our products to provide best-in-class performance and functionality, while remaining both space- and power-efficient. Our optical subsystems are designed to support the evolving requirements of network systems, such as an increased number of wavelengths to support increased traffic volume as it is introduced into a network.

  •
  Mass customization of products. We are focused on delivering highly customizable products in a cost-effective manner. We customize our products to deliver application-specific functionalities that our customers seek primarily by modifying the embedded software in our products. Our embedded software approach to product customization allows us to add functionality to our products as needed in an efficient manner.

  •
  Integrated in-house design, manufacturing and testing capabilities. Our facilities have integrated in-house design, manufacturing and testing capabilities, which we believe allows us to provide up to a six week reduction in cycle time from product design, customization and development to delivery as compared to outsourcing manufacturing operations to facilities in locations with low labor costs.

  •
  Proprietary and leading technology. We believe that our fiber to the home, or FTTH, transmitters and our DWP ROADM provide unique and significantly greater functionality relative to those of our competitors. Our FTTH transmitters have throughput capacities significantly in excess of what we believe are provided by our competitors' products and our technologically innovative DWP ROADM provides our customers with unique functionalities, such as the ability to switch a wavelength off of a fiber optic link while simultaneously continuing the same wavelength along the original link.

  •
  Design-driven cost efficiency. Our mass customization approach and ability to develop high-performance products from cost-effective components is primarily achieved through our innovative design capabilities. In addition, we are able to further reduce costs by employing a high level of automation in our manufacturing processes as well as maintaining in-house control over all elements of our product development cycle. As a result of our emphasis on constant process and design improvements, we are able to achieve our low cost of operations.

  •
  Best-in-class engineering and manufacturing capabilities. Our research and development team includes leading engineers specializing in optical subsystem design and manufacturing who have significant experience across multiple segments of the optical networking equipment industry.

Our Strategy

        Our goal is to be the leading supplier of core to the edge high-performance optical subsystems. Key elements of our strategy to achieve this objective include:

  •
  Continued increase in strategic value of product suite. Network systems vendors are increasing their focus on providing higher value-added solutions, services and software to their carrier customers while de-emphasizing their optical hardware manufacturing efforts. We believe that we are well positioned to expand our product suite by capitalizing on the opportunity created by this shift to develop and manufacture more complex and integrated optical subsystem hardware products because we believe that the depth of our customer relationships enables us to better understand the most complex needs of our customers and to design our products accordingly.

  •
  Focus on deeper customer engagements. Our products, processes and employees are focused on addressing the most technically complex challenges facing our customers, and we intend to continue to focus our resources in close consultation with our customers. We intend to address their most technically complex challenges through further integration into their system development process.

  •
  Focus on product customization through embedded software. We believe that our embedded software-based approach to product customization represents the best practice model in our industry because it enables us to produce multiple product functionalities using common hardware platforms.

  •
  Continue to invest in and enhance research and development. Our significant investment in research and development to-date has allowed us to develop proprietary products, such as our FTTH transmitters, and extensive process expertise.

  •
  Continue to shorten product development and production lead times. We intend to leverage our integrated in-house design, manufacturing and testing abilities to continue to minimize product development and production lead times.

  •
  Pursue acquisition opportunities that are complementary to our strategy. We intend to pursue acquisition opportunities that we believe will provide products and/or technologies that are complementary to or can be integrated into our current product suite. Our recent purchase of Engana Pty Limited, or Engana, in March 2006 through which we acquired our DWP ROADM technology, is representative of the types of acquisition opportunities we intend to pursue.

  •
  Efficiently use capital. We intend to continue to focus on our core competencies of designing, manufacturing and testing optical subsystems in a capital-efficient manner.

Our Corporate Information

        We were incorporated in Delaware on September 8, 2000 under the name Optium Inc. and changed our name to Optium Corporation on July 24, 2001. Our corporate headquarters are located at 500 Horizon Drive, Suite 505, Chalfont, Pennsylvania 18914, and our telephone number is (215) 712-6200. Our website is www.optium.com. Information contained on our website does not constitute a part of this prospectus.

        We use various trademarks and trade names in our business including, without limitation, Optium and Optium Australia. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

        Unless the context otherwise requires, we use the terms "our company," "we," "us," and "our" in this prospectus to refer to Optium Corporation and its subsidiary.

THE OFFERING

Common stock offered by Optium	5,200,000 shares
Common stock to be outstanding after this offering	24,507,310 shares
Use of proceeds
We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance the development of new products, sales and marketing activities, capital expenditures and the costs of operating as a public company. We may use a portion of the net proceeds to us to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. See "Use of Proceeds" for more information.
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"OPTM"

        The number of shares of our common stock to be outstanding following this offering is based on 19,307,310 shares of our common stock outstanding as of September 15, 2006 and excludes:

  •
  1,783,202 shares of common stock issuable upon exercise of the options outstanding as of September 15, 2006, at a weighted average exercise price of $4.4676 per share;

  •
  283,333 shares of common stock reserved as of September 15, 2006 for future issuance under our 2006 Stock Option and Incentive Plan, which number does not include shares that will be added to the number of shares reserved and available for issuance under our 2006 Stock Option and Incentive Plan pursuant to provisions that provide for the automatic increase at the beginning of every quarter of each fiscal year, beginning in January 2007, in the number of shares reserved and available for issuance under the plan by a number equal to 0.75% of the outstanding number of shares of our common stock;

  •
  183,956 shares of common stock reserved for future issuance as of September 15, 2006 under our 2000 Stock Incentive Plan, any of which shares which are not reserved for options outstanding upon completion of this offering will be eliminated and not available for future issuance; and

  •
  93,273 shares of common stock issuable upon the exercise of warrants outstanding as of September 15, 2006, at a weighted average exercise price of $1.9255 per share.

        Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into 16,638,271 shares of common stock upon the closing of this offering;

  •
  no exercise of outstanding options or outstanding warrants after September 15, 2006;

  •
  a 1 for 12 reverse stock split of our common stock effected on October 10, 2006;

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

  •
  no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our fiscal year ends on the Saturday closest to July 31. The tables below summarize our consolidated financial information for the periods indicated on an actual basis. You should read the following information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated historical financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Year ended
	July 31, 2004	July 30, 2005	July 29, 2006(1)
	(in thousands, except per share data)
Consolidated statements of operations:
Revenue	$20,509	$37,076	$69,477
Cost of revenue	15,661	28,289	51,952

Gross profit	4,848	8,787	17,525
Operating expenses:
Research and development	5,505	5,723	8,491
Acquired in-process research and development(2)	—	—	11,187
Selling, general and administrative(3)(4)	5,633	4,634	6,062

Total operating expenses	11,138	10,357	25,740

Loss from operations	(6,290)	(1,570)	(8,215)
Interest and other income (expense), net	(411)	119	211

Loss before income tax expense	(6,701)	(1,451)	(8,004)
Income tax expense	—	—	119

Net loss	$(6,701)	$(1,451)	$(8,123)

Net loss per common share(5):
Basic and diluted	$(4.54)	$(0.83)	$(3.68)
Shares used in per common share calculations(5):
Basic and diluted	1,476	1,749	2,206
Other data:
Adjusted net income (loss)(6) (unaudited)	$(6,701)	$(1,451)	$3,064

(in thousands)

(1)
Includes operating results of the operations we acquired in our acquisition of Engana for the period of March 6, 2006 to July 29, 2006.

(2)
Acquired in-process research and development expense was incurred as a result of our acquisition of Engana.

(3)
Includes $162 in stock-based compensation for the fiscal year ended July 29, 2006.

(4)
During the fiscal year ended July 30, 2005, we moved our surface mount technology manufacturing line from Orlando, Florida to Chalfont, Pennsylvania. The selling, general and administrative expenses for the fiscal year ended July 30, 2005 includes $47 of the expenses incurred related to this move.

(5)
Calculated after giving effect to the 1 for 12 reverse stock split effected on October 10, 2006.

(6)
We define adjusted net income (loss) as net income (loss) plus acquired in-process research and development expense. Adjusted net income (loss) is not a measure calculated in accordance with generally accepted accounting principles, or GAAP. Acquired in-process research and development was expensed on the acquisition date as the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. We believe adjusted net income (loss) as calculated to exclude acquired in-process research and development expense provides an indication of our baseline operating performance before gains, losses or other charges that are considered by management to be outside of our core operating results. Because acquired in-process research and development expense is a non-recurring item that is fully-expensed upon closing of an acquisition, management does not believe that the financial impact of that item is material to future core operating results. Moreover, adjusted net income (loss) provides for a more direct comparison to other periods in which we either made no acquisitions or made an acquisition relating to commercially-available products, in which case acquired in-process research and development expense would not be incurred. Management uses adjusted net income (loss) as a measure of our operating performance. While the use of adjusted net income (loss) might not fully reflect the aggregate historical research and development expense associated with acquired technology, it does not affect future core operating results, including the impact of any additional research and development expense necessary in future periods to achieve technological feasibility. While adjusted net income (loss) is not a measure calculated in accordance with GAAP or an alternative for measures calculated in accordance with GAAP, such as net income (loss) we believe that providing this information to investors, in addition to GAAP measures such as net income (loss), allows investors to better evaluate our current core operating performance relative to prior periods and our financial results in comparison to our competitors. However, adjusted net income (loss):

  •
  is not a measure of financial performance calculated in accordance with GAAP,

  •
  does not represent net income (loss) as defined by GAAP, and

  •
  should not be considered as an alternative to net income (loss) prepared in conformity with GAAP.

  Further, adjusted net income (loss) as calculated above may not be necessarily comparable to similarly titled measures reported by other companies.

  The following chart reconciles adjusted net income (loss) to net income (loss) for the periods presented and is unaudited:

	Year ended
	July 31, 2004	July 30, 2005	July 29, 2006(a)
	(in thousands)

Adjusted net income (loss) (unaudited)	$(6,701)	$(1,451)	$3,064
Acquired in-process research and development	—	—	(11,187)

Net loss	$(6,701)	$(1,451)	$(8,123)

  (a)
  Includes operating results of the operations we acquired in our acquisition of Engana for the period of March 6, 2006 to July 29, 2006.

        The as adjusted balance sheet data in the table below reflects the conversion of our convertible preferred stock and our receipt of estimated net proceeds from our sale of 5,200,000 shares of common stock in this offering at an assumed public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting discounts and commissions and estimated offering expenses payable by us.

	July 29, 2006
	Actual	As adjusted
	(in thousands)
Consolidated balance sheets data:
Cash and cash equivalents	$10,377	$77,844
Total assets	59,309	125,931
Total liabilities	24,224	24,224
Total redeemable convertible preferred stock	87,173	—
Total stockholders' (deficit) equity	(52,088)	101,707

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations will suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section titled "Forward-Looking Statements" immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

If optical communications networks do not continue to expand as expected, our business will suffer.

        Our future success as a manufacturer of optical subsystems ultimately depends on the continued growth of the communications industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video and other data delivered over high-bandwidth network systems as well as commitments by network systems vendors to invest in the expansion of the global information network. As network usage and bandwidth demand increase, so does the need for advanced optical networks to provide the required bandwidth. Without network and bandwidth growth, the need for our optical subsystems, and hence our future growth as a manufacturer of these products, is jeopardized. Currently, while increasing demand for network services and for broadband access, in particular, is apparent, growth is limited by several factors, including, among others, an uncertain regulatory environment, reluctance from content providers to supply video and audio content over the communications infrastructure, and uncertainty regarding long term sustainable business models as multiple industries (cable TV, traditional telecommunications, wireless, satellite, etc.) offer non-complementary and competing content delivery solutions. Ultimately, if long-term expectations for network growth and bandwidth demand are not realized or do not support a sustainable business model, our business would be significantly harmed.

We are under continuous pressure to reduce the prices of our products.

        The optical network equipment industry has been characterized by falling product prices over time. Many of our competitors outsource their manufacturing operations to locations with low labor costs, allowing them to offer their products at lower prices than if they used manufacturing facilities in the United States. If optical subsystem products become more standardized, the cost advantages of our embedded software approach to product customization will be reduced and our business would be significantly harmed.

We depend on a limited number of component suppliers who could disrupt our business if they stopped, decreased or delayed shipments and increased demand for components generally could lead to shortages.

        We depend on a limited number of suppliers of components used to manufacture certain of our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. During the last several years the number of suppliers of components has decreased significantly and more recently, demand for components has rapidly increased. For example, a recent surge in demand for microprocessors and lasers has resulted in shortages of such components. Any supply deficiencies relating to the quality or quantities of components we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.

Our success will depend on our ability to anticipate and quickly respond to evolving technologies and customer requirements.

        The market for optical networking equipment is characterized by substantial capital investment and diverse and evolving technologies. For example, the market for optical subsystems is currently characterized by a trend toward the adoption of "pluggable" modules and subsystems that do not require customized interconnections and by the development of more complex and integrated optical subsystems. Our ability to anticipate and respond to these and other changes in technology, industry standards, customer requirements and product offerings, and to develop and introduce new and enhanced products, will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the optical networking equipment industry increases and the need for higher and more cost efficient bandwidth expands. Our success, in large part, depends upon our ability to continuously and successfully introduce and market new products and technologies meeting or exceeding our customers' expectations. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable. Further, time to market with new products can provide significant competitive advantages in our industry. It is difficult to displace an existing supplier or a particular type of optical subsystems once a network systems vendor has chosen an initial optical subsystems supplier for a particular product even if a later to market product supplies superior performance and/or cost efficiency. If we are unable to make our new products commercially available quickly, we may lose existing and potential customers and our financial results would suffer.

We are subject to a number of special risks as a result of our recent acquisition of Engana.

        In March 2006, we acquired Engana of Sydney, Australia, a developer of DWP ROADMs and related technologies. Our future results of operations will be substantially influenced by the operations of this new business, and we are subject to a number of risks and uncertainties related to this acquisition, including the following:

  •
  In the near term, we are expecting that our DWP ROADMs will become key components of next generation network systems demanded by the market. We acquired Engana, in part, based upon this expectation. Any delay by network systems vendors in including our DWP ROADMs in their network systems from the timetable we expect, or any decision by such vendors not to include our DWP ROADMs in amounts we expect, would significantly alter our near term prospects for growth and harm our business and financial condition.

  •
  We are establishing a production line for our DWP ROADMs at our acquired facility in Sydney, Australia. Any delay in the production line being able to produce commercial volumes in the quantities anticipated would delay our ability to commercialize our DWP ROADMs, which would negatively affect our revenues and competitive position. In addition, a failure to achieve manufacturing yields from such production line comparable to the yields obtained at our Chalfont, Pennsylvania facility would negatively impact our margins and operating results.

  •
  The integration of the products and technology we acquired as part of our acquisition of Engana with our products and technology and the coordination of the manufacturing operations for such products will be complex, time-consuming and expensive. The execution of these activities could potentially disrupt our ongoing business operations and distract management from day-to-day operational matters, as well as other strategic opportunities, and could strain our financial and managerial controls and reporting systems and procedures. In addition, unanticipated costs could arise during the integration of the products and manufacturing operations. If we are unable to successfully integrate these products and technology with our products and technology, or if actual integration and manufacturing costs are significantly greater than currently anticipated, we may not achieve the anticipated benefits of the acquisition and our revenues and operating results could be adversely affected.

  •
  Immediately prior to the acquisition, Engana was engaged in an ongoing research and development project related to ROADM technology. We may not be able to successfully complete this project, and our inability to do so could prevent us from achieving some of the strategic objectives and other anticipated potential benefits of the acquisition, and could have a material adverse effect on our revenues and operating results.

  •
  We may incur charges to operations in amounts that are not currently estimable to reflect costs associated with integrating the acquired business with our company. These costs could adversely affect our future operating results.

  •
  We have become a larger and more geographically dispersed organization, and if our management is unable to effectively manage the combined business, our operating results will suffer.

We and our customers are each dependent upon a limited number of end customers.

        Historically, we have generated most of our revenues from a limited number of end customers. For example, in our fiscal years ended July 30, 2005 and July 29, 2006, we generated 56.5% and 61.1%, respectively, of our revenues from our three largest end customers. We may not be able to offset any decline in revenues from our existing major customers with revenues from new customers and our quarterly results may be volatile because we are dependent on large orders from these customers that may be reduced or delayed. Our dependence on a limited number of customers is due to the fact that the network systems industry is dominated by a small number of large companies, and the industry continues to consolidate, as with the recent merger of Cisco Systems and Scientific Atlanta and the pending merger of Lucent and Alcatel. Similarly, our customers depend primarily on a limited number of major carrier customers to purchase their network systems products that incorporate our optical subsystems. Many major telecommunication services providers are experiencing losses from operations. The further consolidation of the industry, coupled with potential declining revenues from our major customers, may have a material adverse impact on our business.

We do not have long-term volume purchase contracts with our customers.

        Generally, we have not entered into long-term volume purchase contracts with our customers. As a result, any of our customers may cease to purchase our products at any time. If any of our major customers stop purchasing our products for any reason, our business and results of operations would be harmed.

If we fail to retain our chief executive officer and other key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

        Our future depends, in part, on our ability to attract and retain key personnel. Our future depends on the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. In particular, Eitan Gertel, our chief executive officer, president and chairman, is critical to the management of our business and operations, as well as the development of our strategic direction. The loss of services of Mr. Gertel or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. Competition for highly skilled technical people is extremely intense and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high- technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to accept our offer of employment.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

        As part of our business strategy, we intend to pursue acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, any of which could harm our business, including:

  •
  difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;

  •
  difficulties in supporting and transitioning customers, if any, of the target company;

  •
  diversion of financial and management resources from existing operations;

  •
  the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

  •
  risks of entering new markets in which we have limited or no experience;

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  potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;

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  assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products;

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  inability to generate sufficient revenue to offset acquisition costs;

  •
  equity based acquisitions may have a dilutive effect on our stock; and

  •
  inability to successfully complete transactions with a suitable acquisition candidate.

        Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

If we fail to manage or anticipate our long-term growth and expansion requirements, our business will suffer.

        In recent years, we have experienced significant growth through among other things, internal expansion programs, product development and our acquisition of Engana. We currently anticipate continued growth. In connection with this growth, we will be required to expand our manufacturing operations, including hiring new personnel, purchasing additional equipment, leasing or purchasing additional facilities and developing the management infrastructure to manage any such expansion. If we fail to secure these expansion requirements and/or manage our future growth effectively, in particular during periods of industry uncertainty, our business could suffer.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

        Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This variability may lead to volatility in our stock price as equity research analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors, including:

  •
  fluctuations in demand for intelligent optical networking products;

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  the timing and size of sales of our products;

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  length and variability of the sales cycles of our products;

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  the timing of recognizing revenue;

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  new product introductions and enhancements by our competitors and ourselves;

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  changes in our pricing policies or the pricing policies of our competitors;

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  our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner; and

  •
  our ability to attain and maintain production volumes and quality levels for our products.

        Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet our announced guidance or expectations of equity research analysts or investors, in which case the price of our common stock could decrease significantly.

        In addition, our expense levels are based, in significant part, on our expectations as to future revenue and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Furthermore, we intend to increase our operating expenses as we expand our manufacturing, research and development, sales and marketing, and administrative organizations. The timing of these increases and the rate at which new personnel become productive will affect our operating results. Any revenue shortfall, and the resulting decrease in operating income or increase in operating loss, could lead to volatility in the price of our common stock.

Our products are complex and may take longer to develop than anticipated and we may not recognize revenues from new products until after long field testing and customer acceptance periods.

        Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take substantial time to develop because of their complexity and because customer specifications sometimes change during the development cycle. We often incur substantial costs associated with the research and development and sales and marketing activities in connection with products that may be purchased long after we have incurred the costs associated with designing, creating and selling such products.

If our customers do not qualify our products or if our customers determine not to purchase products we have in development, our operating results could suffer.

        Most of our customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of our products. Our existing products, as well as each new product, must pass through varying levels of qualification with our customers. In addition, due to the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenue from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized design projects. It is difficult to predict with any certainty the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations.

If carriers that purchase network systems from customers fail to qualify or delay qualifications of any products sold by our customers that contain our products, our business could be harmed.

        The qualification and field testing of our customers' network system products by their carrier customers is long and unpredictable. This process is not under the control of us or our customers, and as a result timing of our revenues is unpredictable. Any delay in qualification of one of our customers' network systems from what we anticipate could result in the delay or cancellation of orders from our customers for subsystems included in the applicable network system, which could harm our results of operations.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business.

        We may experience delays, disruptions or quality control problems in our manufacturing operations. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation.

We may experience low manufacturing yields.

        Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally results in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either before, during or after manufacture, results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We face intense competition from other providers of optical subsystems, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

        We believe that a number of companies have developed or are developing optical subsystems that compete directly with our product offerings. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us.

        In the event that the optical subsystems market expands, competition may intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented, and may be able to react quicker to changing customer requirements and expectations. There is also the risk that network systems vendors may re-enter the subsystem market and begin to manufacture the optical subsystems incorporated in their network systems. Increased competitive pressure or a decision by any of our customers to manufacture optical subsystems for inclusion in their network systems could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

Our future operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

        All sales of our products are made in United States dollars. Nevertheless, most of our suppliers to our subsidiary Engana, renamed Optium Australia, are paid in Australian dollars. In addition, all employee and other local expenses of Optium Australia are paid in Australian dollars. This exposes us to foreign currency exchange rate risks. If the value of the Australian dollar relative to the United States dollar rises, these expenses of Optium Australia will correspondingly increase. If the relative value of the Australian dollar increases significantly, our expenses would increase and our results of operations could be harmed. We currently do not use derivative financial instruments to mitigate this exposure. We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency futures or options in future periods.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

        Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

        In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

Third parties may claim we are infringing their intellectual property rights, and we could be prevented from selling our products, or suffer significant litigation expense, even if these claims have no merit.

        Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that we or our products or operations are infringing their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology and products. In that regard, JDS Uniphase Corporation and EMCORE Corporation filed a complaint on September 11, 2006 alleging that our 1550 nm HFC externally modulated transmitter, in addition to possibly "products as yet identified," infringes on two U.S. patents. The plaintiffs are seeking for the court to declare that we have willfully infringed on such patents and to be awarded up to three times the amount of any compensatory damages found, if any, plus any other damages or costs incurred. Any litigation regarding patents, trademarks, copyrights or other intellectual property rights, even those without merit, could be costly and time consuming, and divert our management and key personnel from operating our business. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. If any third party has a meritorious or successful claim that we are infringing its intellectual property rights, we may be forced to change our products or manufacturing processes, which may be costly or impractical. This also may require us to stop selling our products as currently engineered, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development of certain of our products or services.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.

        Numerous patents in our industry are held by others, including academic institutions and our competitors. Optical subsystem suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain those licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

        In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, under current rules, commencing with respect to fiscal year ending July 28, 2007, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory authorities, which would require additional financial and management resources. On August 9, 2006, the SEC published a proposed rule to modify the Section 404 compliance requirements applicable to newly public companies. If the proposed rules are adopted in their current form, we will be subject to the Section 404 rules beginning with our fiscal year ending August 2, 2008.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

        We anticipate that the net proceeds of this offering, together with current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

  •
  acquire complementary businesses or technologies;

  •
  enhance our operating infrastructure;

  •
  hire additional technical and other personnel; or

  •
  otherwise respond to competitive pressures.

        If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

We may be faced with product liability claims.

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. Although we carry product liability insurance, we cannot assure investors that this insurance would adequately cover our costs arising from defects in our products.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

        We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various markets. In addition, we recently acquired Engana, which is located in Sydney, Australia. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

  •
  difficulties in staffing, managing and supporting operations in more than one country;

  •
  difficulties in enforcing agreements and collecting receivables through foreign legal systems;

  •
  fewer legal protections for intellectual property;

  •
  foreign and U.S. taxation issues and international trade barriers;

  •
  difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

  •
  fluctuations in foreign economies;

  •
  fluctuations in the value of foreign currencies and interest rates;

  •
  general economic and political conditions in the markets in which we operate;

  •
  domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future; and

  •
  different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

        Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulties in producing and delivering our products, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

We may be unable to utilize our net operating loss carryforwards to reduce our income taxes.

        As of July 29, 2006, we had net operating loss, or NOL, carryforwards of approximately $40 million for federal and state income tax purposes expiring through fiscal year ending August 2, 2025. These net operating loss carryforwards represent an asset to us to the extent they can be utilized to reduce cash income tax payments expected in the future. Utilization of our net operating loss carryforwards depends on the timing and amount of taxable income earned by us in the future, which we are unable to predict. We have performed a preliminary analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carryforwards attributable to periods before the change. The preliminary review determined we have potential limitations related to approximately $2.5 million of the NOL carryforwards.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

        Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for quotation on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. Securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  changes in market valuations of similar companies;

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  success of competitive products;

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  changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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  announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving our company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us;

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  changes in general economic, industry and market conditions; and

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  changes in regulatory and other dynamics.

        In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriters." These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 24,507,310 shares of common stock outstanding based on the number of shares outstanding as of September 15, 2006, assuming no exercise of stock options or warrants after September 15, 2006. This includes the 5,200,000 shares that we are selling in this offering, all of which shares may be resold in the public market immediately. The remaining 19,307,310 shares as of September 15, 2006, or 78.8% of our outstanding shares after this offering, will be able to be sold, subject to any applicable volume limitations under federal securities laws, now or in the near future.

        In addition, as of September 15, 2006, there were 93,273 shares subject to outstanding warrants and 1,783,202 shares subject to outstanding options, and additional shares will be available for issuance under our stock option plans. These shares will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 17,150,389 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The number of shares of common stock subject to such rights is based on an assumed initial offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and will be subject to adjustment if the initial offering price is not $14.50. See "Shares Eligible for Future Sale—Registration Rights." We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, and in certain cases, applicable volume limitations.

You will incur immediate and substantial dilution as a result of this offering.

        If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $10.78 per share, representing the difference between the assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and our pro forma net tangible book value per share after giving effect to this offering and the conversion of all our shares of outstanding preferred stock in connection with this offering. Moreover, we issued options and warrants in the past to acquire common stock at prices significantly below the assumed initial public offering price. To the extent that these warrants or these outstanding options are ultimately exercised, you will incur further dilution.

Our directors, management and entities associated with them will exercise significant control over our company, which will limit your ability to influence corporate matters.

        After this offering, our executive officers and directors and entities associated with them will collectively beneficially own approximately 51% of our outstanding common stock, subject to increase or decrease as described in footnote 13 to the table of principal stockholders on pages 76-78. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in investment grade, short-term, interest-bearing securities.

Provisions in our certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

        Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

  •
  limitations on the removal of directors;

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  a classified board of directors so that not all members of our board are elected at one time;

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  advance notice requirements for stockholder proposals and director nominations;

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  the inability of stockholders to act by written consent or to call special meetings;

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  the ability of our board of directors to make, alter or repeal our by-laws; and

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  the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

        The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

        In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of certain of our credit facilities restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

        This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $66.6 million, based on an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance the development of new products, sales and marketing activities, capital expenditures and the costs of operating as a public company. We may use a portion of the net proceeds to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. We currently have no agreements or commitments for any such specific alliances or acquisitions.

        Pending any use, as described above, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. In addition, the terms of certain of our credit facilities restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of July 29, 2006, as follows:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the conversion of our convertible preferred stock, and to reflect the sale of 5,200,000 shares of common stock in this offering at an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of July 29, 2006
	Actual	As adjusted(2)
	(in thousands, except share data)
Long-term debt, net of current portion	$350	$350
Preferred stock, $0.0001 par value, 177,654,855 shares authorized and 175,388,703(1) shares outstanding, actual; 5,000,000 shares authorized, no shares issued, as adjusted:	87,173	—
Stockholders' deficit:
Common stock, $0.0001 par value: 100,000,000 shares authorized; 2,859,430 shares outstanding, actual; 100,000,000 shares authorized, 24,503,798 shares outstanding(1), as adjusted	—	2
Additional paid-in capital	9,173	162,966
Treasury stock	(2,762)	(2,762)
Deferred compensation	(1,170)	(1,170)
Accumulated other comprehensive income	320	320
Accumulated deficit	(57,649)	(57,649)

Total stockholders' (deficit) equity	(52,088)	101,707

Total capitalization	$35,435	$102,057

(1)
The 175,388,703 shares of our preferred stock outstanding on an actual basis will convert into 16,638,271 shares of common stock upon the closing of this offering. Such number of shares of common stock includes the number of shares of common stock that will be issued upon conversion of shares of our series D-1 senior convertible preferred stock upon the closing of this offering at an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus. In the event that the initial public offering price is less than $15.70 per share, the aggregate number of shares of common stock issuable upon conversion of our series D-1 senior convertible preferred stock will be increased and the aggregate number of shares issuable upon conversion of our series 2 nonvoting common stock will be decreased, in each case from the conversion rate that would be applicable if the initial public offering price were $15.70 per share or greater. The exact amount of any such conversion adjustments, if any, will be determined based on the actual per share initial public offering price. However, any such conversion adjustments will result in no change to the aggregate number of shares of common stock issuable upon conversion of the series D-1 senior convertible preferred stock and series 2 nonvoting common stock and no change in the aggregate number of shares of common stock outstanding after the offering (with the exception of any increase or decrease resulting from the elimination of fractional shares).

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        Our net tangible book value as of July 29, 2006 was $24,551,831, or $1.27 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of July 29, 2006 after giving effect to the assumed conversion of all of our convertible preferred stock.

        After giving effect to the sale of 5,200,000 shares of common stock in this offering at the assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of July 29, 2006 would have been approximately $91.0 million, or approximately $3.72 per share. This amount represents an immediate increase in net tangible book value of $2.45 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $10.78 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share (the midpoint of the range listed on the cover page of this prospectus)	$14.50
Net tangible book value per share as of July 29, 2006	1.27
Increase per share attributable to this offering	2.45

Adjusted net tangible book value per share after this offering	3.72

Dilution in net tangible book value per share to new investors	$10.78

        A $1.00 increase (decrease) in the assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our net tangible book value after this offering by approximately $4.8 million, the dilution per share to new investors by $0.20, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be $4.02 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $0.30 per share and the dilution to new investors purchasing shares in this offering would be $10.48 per share, in each case assuming an initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus.

        The following table summarizes, as of September 15, 2006, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and offering expenses payable by us.

	Shares purchased		Total consideration
					Average price paid per share
	Number	Percent	Amount	Percent
Existing stockholders	19,307,310	78.8%	$66,173,699	46.7%	$3.43
New investors	5,200,000	21.2	75,400,000	53.3	14.50

Total	24,507,310	100%	$141,573,699	100%

        The above discussion and tables assume no exercise of outstanding options or warrants after September 15, 2006. As of September 15, 2006, we had outstanding options to purchase a total of 1,783,202 shares of common stock at a weighted average exercise price of $4.4676 per share, an outstanding warrant to purchase 44,294 shares of common stock at an exercise price of $3.3864 per share and outstanding warrants to purchase a total of 48,979 shares of common stock at an exercise price of $0.60432. If all of these options or warrants had been exercised as of September 15, 2006, the number of shares purchased would be 1,876,475, the total consideration would be approximately $8.1 million, the average price paid per share would be approximately $4.34 and the dilution to new investors would be $9.77 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our fiscal year ends on the Saturday closest to July 31. The following statements of operations data for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006 and balance sheets data as of July 30, 2005 and July 29, 2006 have been derived from our audited financial statements and related notes, which are included elsewhere in this prospectus. The statements of operations data for the fiscal period ended August 3, 2002 and August 2, 2003 and balance sheets data as of August 3, 2002, August 2, 2003 and July 31, 2004, have been derived from our audited financial statements that do not appear in this prospectus. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year ended
	August 3, 2002	August 2, 2003	July 31, 2004	July 30, 2005	July 29, 2006
	(in thousands, except per share data)
Consolidated statements of operations:
Revenue	$5,932	$14,143	$20,509	$37,076	$69,477
Cost of revenue	5,951	12,664	15,661	28,289	51,952

Gross profit (loss)	(19)	1,479	4,848	8,787	17,525
Operating expenses:
Research and development	10,080	5,902	5,505	5,723	8,491
Acquired in-process research and development(2)	—	—	—	—	11,187
Selling, general and administrative(3)(4)	8,301	8,733	5,627	4,587	6,062
Restructuring charges(3)(5)	939	1,340	6	47	—

Total operating expenses	19,320	15,975	11,138	10,357	25,740

Loss from operations	(19,339)	(14,496)	(6,290)	(1,570)	(8,215)
Interest and other income (expense), net:	(204)	(581)	(411)	119	211

Loss before income tax expense	(19,543)	(15,077)	(6,701)	(1,451)	(8,004)
Income tax expense	—	—	—	—	119

Net loss	$(19,543)	$(15,077)	$(6,701)	$(1,451)	$(8,123)

Net loss per common share(6):
Basic and diluted	$(46.75)	$(12.71)	$(4.54)	$(0.83)	$(3.68)
Shares used in per common share calculations(6):
Basic and diluted	418	1,186	1,476	1,749	2,206
Other data:
Adjusted net income (loss)(7) (unaudited)	$(19,543)	$(15,077)	$(6,701)	$(1,451)	$3,064

(in thousands)

(1)
Includes operating results of the operations we acquired in our acquisition of Engana for the period of March 6, 2006 to July 29, 2006.

(2)
Acquired in-process research and development expense was incurred as a result of the purchase price accounting for our acquisition of Engana.

(3)
During the fiscal year ended August 2, 2003, we closed our Orlando, Florida manufacturing facility with the exception of our surface mount technology manufacturing line. The restructuring charges for the fiscal years ended August 2, 2003 and July 31, 2004 reflect the expenses incurred in connection with the closing of this facility. We incurred additional expenses related to moving personnel and equipment from Orlando, Florida to Chalfont, Pennsylvania in the amount of $615, which is included in selling, general and administrative expense for the fiscal year ended August 2, 2003.

(4)
Includes $1,256 in stock-based compensation for the fiscal year ended August 2, 2003 and $162 in stock-based compensation for the fiscal year ended July 29, 2006.

(5)
During the fiscal year ended July 30, 2005, we moved the surface mount technology manufacturing line from Orlando, Florida to Chalfont, Pennsylvania. The restructuring charge for the fiscal year ended July 30, 2005 reflects the expenses incurred related to this move.

(6)
Calculated after giving effect to the 1 for 12 reverse stock split effected on October 10, 2006.

(7)
We define adjusted net income (loss) as net income (loss) plus acquired in-process research and development expense. Adjusted net income (loss) is not a measure calculated in accordance with generally accepted accounting principles, or GAAP. Acquired in-process research and development was expensed on the acquisition date as the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. We believe adjusted net income (loss) as calculated to exclude acquired in-process research and development expense provides an indication of our baseline operating performance before gains, losses or other charges that are considered by management to be outside of our core operating results. Because acquired in-process research and development expense is a non-recurring item that is fully-expensed upon closing of an acquisition, management does not believe that the financial impact of that item is material to future core operating results. Moreover, adjusted net income (loss) provides for a more direct comparison to other periods in which we either made no acquisitions or made an acquisition relating to commercially-available products, in which case acquired in-process research and development expense would not be incurred. Management uses adjusted net income (loss) as a measure of our operating performance. While the use of adjusted net income (loss) might not fully reflect the aggregate historical research and development expense associated with acquired technology, it does not affect future operating results, including the impact of any additional research and development expense necessary in future periods to achieve technological feasibility. While adjusted net income (loss) is not a measure calculated in accordance with GAAP or an alternative for measures calculated in accordance with GAAP, such as net income (loss), we believe that providing this information to investors, in addition to GAAP measures such as net income (loss), allows investors to better evaluate our current core operating performance relative to prior periods and our financial results in comparison to our competitors. However, adjusted net income (loss):

•
is not a measure of financial performance calculated in accordance with GAAP,

•
does not represent net income (loss) as defined by GAAP, and

•
should not be considered as an alternative to net income (loss) prepared in conformity with GAAP.

  Further, adjusted net income (loss) as calculated above may not be necessarily comparable to similarly titled measures reported by other companies.

  The following chart reconciles adjusted net income (loss) to net income (loss) for the periods presented and is unaudited:

	Year ended
	August 3, 2002	August 2, 2003	July 31, 2004	July 30, 2005	July 29, 2006(a)
	(in thousands)

Adjusted net income (unaudited)	$(19,543)	$(15,077)	$(6,701)	$(1,451)	$3,064
Acquired in-process research and development	—	—	—	—	(11,187)

Net loss	$(19,543)	$(15,077)	$(6,701)	$(1,451)	$(8,123)

  (a)
  Includes operating results of the operations we acquired in our acquisition of Engana for the period of March 6, 2006 to July 29, 2006.

	As of
	August 3, 2002	August 2, 2003	July 31, 2004	July 30, 2005	July 29, 2006
	(in thousands)
Consolidated balance sheets data:
Cash and cash equivalents	$5,178	$6,862	$9,088	$8,474	$10,377
Total assets	23,430	20,598	22,411	27,287	59,309
Total liabilities	6,083	5,767	4,078	10,398	24,224
Total redeemable convertible preferred stock	44,297	55,542	65,797	65,797	87,173
Total stockholders' deficit	(26,950)	(40,711)	(47,464)	(48,909)	(52,088)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma consolidated financial statement presented in this prospectus gives effect to our acquisition of Engana as if the acquisition had occurred at the beginning of the period presented. The unaudited pro forma consolidated statement of operations for the fiscal year ended July 29, 2006 combines the results of Optium Corporation for the period with the pre-acquisition fiscal year-to-date results of Engana. The unaudited pro forma consolidated statement of operations for the fiscal year ended July 29, 2006 is provided for informational purposes only and is not indicative of results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented.

Fiscal year ended July 29, 2006

	Actual					Pro forma
		Period from August 1, 2005 through March 5, 2006
	Fiscal year ended July 29, 2006(1)					Fiscal year ended July 29, 2006
			Pro forma adjustments
	Consolidated	Engana		Notes		Consolidated
		(unaudited)	(unaudited)			(unaudited)
	(in thousands, except per share data)
Consolidated statements of operations:
Revenue	$69,477	$—	$—			$69,477
Cost of revenue	51,952	—	—			51,952

Gross profit	17,525	—	—			17,525
Operating expenses:
Research and development	8,491	1,326	—			9,817
Acquired in-process research and development(2)	11,187	—	(11,187)	(a	)	—
Selling, general and administrative	6,062	1,043	—			7,105

Total operating expenses	25,740	2,369	(11,187)	(a	)	16,922

Loss from operations	(8,215)	(2,369)	11,187	(a	)	603
Interest and other income, net	211	143	—			354

Loss before income tax expense	(8,004)	(2,226)	11,187	(a	)	957
Income tax expense	119	—	—			119

Net loss	$(8,123)	$(2,226)	$11,187	(a	)	$838

Net loss per common share(3):
Basic	$(3.68)					$0.32
Diluted	$(3.68)					$0.04
Shares used in per common share calculations(3):
Basic	2,206					2,642
Diluted	2,206					20,103

(1)
Includes operating results of the operations we acquired in our acquisition of Engana for the period of March 6, 2006 to July 29, 2006.

(2)
Acquired in-process research and development expense was incurred as a result of our acquisition of Engana.

(3)
Calculated after giving effect to the 1 for 12 reverse stock split effected on October 10, 2006.

Basis of presentation

        The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the fiscal year ended July 29, 2006. The unaudited pro forma consolidated financial statements included herein have been prepared, without audit, under the rules and regulations of the SEC. The preparation of unaudited pro forma consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Pro forma net loss per share

        The pro forma consolidated net loss per share is based on the weighted-average number of shares of common stock outstanding for the fiscal year ended July 29, 2006 plus the incremental shares of common stock issued in connection with our acquisition of Engana, assumed to be issued at the beginning of the period, after taking into effect the 1 for 12 reverse stock split effected on October 10, 2006.

Pro forma adjustments

(a)
Acquisition-related pro forma adjustments give effect to our calculation for the acquired in-process research and development in connection with our acquisition of Engana, which is a non-recurring charge not representative of research and development expenses incurred for that period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Data" section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section and elsewhere in this prospectus.

Executive Overview

        We are a leading supplier of high-performance optical subsystems for use in telecommunications network systems. We are also a supplier of high performance optical subsystems for use in cable TV network systems. Since our founding in 2000, we have developed proprietary technology and products that enable transmission, reception and switching functionality for high-bandwidth, intelligent networking applications. We design, manufacture and sell a suite of optical subsystems including transceivers and transmitters. We have also recently launched a technologically innovative ROADM, that enables dynamic wavelength processing, or DWP, which we refer to as our DWP ROADM. We believe that we have a fundamentally different product design approach from that of our competitors, allowing us to achieve mass customization of our products using common hardware platforms and customized embedded software. We also have implemented several unique automated and semi-automated manufacturing systems and processes designed to further improve our manufacturing yields and produce higher volumes of products than generally possible using manual production techniques.

Background

        We were incorporated on September 8, 2000 and commenced operations in October 2000. In November 2000 and January 2001, we raised approximately $7.9 million through the issuance of shares of series A convertible preferred stock. In May, June and July of 2001, we raised approximately $35.7 million through the issuance of shares of series B convertible preferred stock. We completed another round of preferred stock financing in January 2003 in which we sold shares of series C senior convertible preferred stock for an aggregate purchase price of approximately $12.0 million. In May 2004 we raised approximately $10.3 million through the issuance of shares of series D senior convertible preferred stock, bringing total funds raised by us through preferred stock financings over the past six years to approximately $65.9 million.

        From July 2001 through July 30, 2005, we attained several significant operational achievements. Between the fiscal year ended August 2, 2002 and the fiscal year ended July 30, 2005, we introduced a product line of 300 pin transceivers for use in the long haul, metro and access fiber optic networks. In the fiscal year ended July 31, 2004, we began to offer a broader product suite and we introduced our FTTH transmitters. In March 2006, we completed our acquisition of Engana and their ROADM technology for a total purchase price of approximately $26.3 million, including approximately $25.5 million in preferred stock and common stock and approximately $638,000 in related acquisition costs, to further augment our comprehensive suite of optical subsystems.

        From inception through July 29, 2006 we have incurred operating losses of approximately $57.1 million (including a $11.2 million charge related to the acquisition of Engana) and have used substantial amounts of cash to sustain operations. For the fiscal year ended July 30, 2005, we achieved positive cash flows from operations for the first time of approximately $678,000. Positive cash flows from operations were achieved for the fiscal year ended July 29, 2006 of approximately $2.4 million.

Sources of revenue

        We derive our revenue from the manufacture and sale of optical subsystem products for use in telecommunications and cable TV network systems. Our products enable transmission, reception and switching functionality for high-bandwidth, intelligent optical networking applications. Our optical subsystems are used in network systems designed to enable the delivery of voice, video, and other data services for consumers and enterprises that are delivered from the core to the edge of carrier networks. Our customers are network systems vendors whose customers include wireline and wireless telecommunications service providers and cable TV operators. All revenue is reported as part of one operating segment.

        A significant portion of our revenues to date have been recognized from a limited number of customers, which we expect to continue for the foreseeable future. We attempt to mitigate this risk by offering a more diversified and inclusive product portfolio. We anticipate continued growth in our revenues due to continued increases in network traffic volume as a result of proliferation of the Internet and cable TV communications services, as well as related increases in bandwidth requirements and the need of our customers for a more cost effective and efficient product development cycle.

        We generally negotiate the sale of our products directly with network systems vendors. Many of the purchase orders for our products are received from contract manufacturers on behalf of one or more of our network systems vendor customers following our direct negotiation with the applicable network systems vendors.

Cost of revenue

        Our cost of revenue consists of raw materials, including components; salaries and benefits related to employees working in our operations department; the cost and related depreciation of equipment and facilities; expenses incurred in the development and manufacturing of our products; manufacturing overhead costs, such as manufacturing engineering, logistics, warranty costs, and inventory adjustments for obsolete and excess inventory, and facilities and other allocated overhead costs. Our materials include the purchase of several key components from a limited number of suppliers, or from a single supplier.

Gross profit

        Gross profit, which we define as gross sales less allowances, less cost of revenue, has varied from period-to-period. Factors that have affected, and will continue to affect gross profit include product sales mix, manufacturing volume, manufacturing efficiency, first-pass manufacturing yields, meaning the percentage of our products that pass through our automated final testing process the first time, excess and obsolete inventory, and new product introductions.

Research and development expenses

        Research and development expenses consist primarily of salaries and benefits related to employees working on the development of new products or existing product enhancement; quality assurance; the cost and related depreciation of testing equipment and facilities used in the testing of our product prior to shipment; and facilities and other allocated overhead costs. We anticipate future increased costs associated with our research and development expenses as a result of higher revenue, and the related requirement for additional research and development personnel to meet increased demand for our products. We also anticipate increased research and development expenses as a result of our acquisition of Engana and the related expenses incurred with bringing new products to market in addition to salary, benefits and facility costs attributable to these acquired operations.

Selling, general and administrative expenses

        Selling, general and administrative expenses consist primarily of salaries and benefits related to employees included in our sales, administrative and finance departments; travel, lodging and out-of-pocket expenses incurred by personnel in these departments performing job related activities; and facilities and other allocated overhead costs. We anticipate future increased costs associated with our selling, general and administrative expenses as a result of higher revenue, and the related requirement for additional sales and marketing personnel to meet increased demand for our products. We also anticipate increased selling, general and administrative expenses as a result of our acquisition of Engana including increased salary, benefits and facility costs attributable to these acquired operations. We further expect that the costs of being a publicly-traded company, including but not limited to the costs of compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing publicly-traded companies will significantly increase our selling, general and administrative expenses in the future.

Current Trends Affecting Our Results of Operations

        We have experienced increased demand for our products, which has been driven by market trends in the carrier industries such as network expansion, the implementation of new technologies and value-added services, network changes and consolidations in these industries. We expect growth of our current product portfolio to continue, and we also expect the market for our new products to expand our potential sources of revenue. While we have experienced increased demand across our product portfolio, demand for our long reach 300 pin WDM fixed wavelength transceivers has increased at a significantly greater rate than that for our other products in recent quarters. Demand has also increased significantly for transceivers with tunable lasers across our long reach and intermediate reach product line. We have also seen growth in demand for transceivers using the XFP form factor, which is a relatively new and smaller transceiver form factor. XFP transceivers are currently unable to accommodate tunable lasers because of the smaller XFP form factor size and, as a result, growth in their use has been greatest in short reach applications.

        Steady increases in data traffic and the expected increase in bandwidth requirements are driving carriers to deploy high-bandwidth, flexible, or agile, network systems. Our optical subsystems are designed to enable our customers to shorten product development cycles and to readily add product features to their network systems. We believe this will allow carriers to support high-bandwidth applications at significantly lower operating costs, while simplifying network reconfiguration, improving reliability and enabling greater network functionality. In addition, we believe that network systems vendors are increasing their focus on providing higher value-added solutions, services and software to their carrier customers and de-emphasizing their optical hardware manufacturing efforts. We believe that we are well positioned to capitalize on the hardware design and manufacturing opportunities created by this shift and enhance our position as a supplier of high-performance optical subsystems to network systems vendors.

        We do remain cautious, however, in attempting to forecast future results. Visibility remains limited, and we cannot provide any assurance as to the timing or scale of any new optical network deployments or sustained industry recovery, in general. Further, we rely on a sole supplier or limited number of suppliers for certain components used in the manufacturing of certain of our products, which could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify additional suppliers in a timely manner. For example, a recent surge in demand for microprocessors and lasers has resulted in shortages of such components. Any supply deficiencies relating to the quality or quantities of components we use to manufacture our products could adversely affect our ability to fulfill customer orders and our results of operations.

Recent Acquisition

        On March 5, 2006, we acquired Engana, renamed Optium Australia Pty Limited, an innovator of ROADM technology, for approximately $26.3 million, including $638,000 in related acquisition costs. The

ROADM technology we acquired can provide customers with unique functionalities, such as the ability to switch a wavelength off of a fiber optic link while simultaneously continuing the same wavelength along the original link, referred to as the ability to drop and continue. The purchase was funded through the issuance of 24,475,897 shares of our series D-1 senior convertible preferred stock and 729,361 shares of our series 2 non-voting common stock (with 10% of all such shares held in escrow as security for indemnification obligations) for all the outstanding shares of Engana. The escrow shares will be released upon the earlier of September 4, 2007, or six months following the closing of our initial public offering. Additionally, fully-vested options to purchase 55,305 shares of common stock were granted in exchange for all the outstanding options of Engana (which were fully-vested). This acquisition provided additional technology and products to enhance our product offerings. The transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations." As a result, the assets we acquired were accounted for at fair value on the acquisition date, and the results of the operations of Engana are included in our consolidated results of operations from the acquisition date.

        The Engana purchase price was allocated as follows (in millions):

Net assets acquired	$4.8
Acquired in-process research and development	11.2
Goodwill	10.3

Total purchase price	$26.3

        The following table summarizes the components of the assets acquired and liabilities assumed, at fair value (in millions):

Cash	$4.6
Net fixed assets and other	0.5
Less liabilities assumed	(0.3)

Net assets acquired	$4.8

        Engana's development project that had not reached technological feasibility and had no future alternative uses were classified as acquired in-process research and development and expensed on the acquisition date. Efforts required to develop acquired in-process research and development into commercially viable products include the planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

        The acquired in-process research and development expense of approximately $11.2 million relates to the DWP ROADM project acquired and was determined using the income approach assuming cash flows over ten years and using a risk adjusted discount rate of 30%. The discount rate was based on fundamental data for a group of market participants as well as venture capital studies. The ten year life is based on the life expectancy of this DWP ROADM product in the market place with no assumed terminal value. We currently anticipate that the DWP ROADM product will begin generating revenue in late fiscal year 2007. The fair value of the acquired in-process research and development and the estimated future expenses related to the DWP ROADM project as of the acquisition are approximately as follows (in millions):

	Fair value	Remaining expenses
DWP ROADM Project	$11.2	$1.6

Critical Accounting Policies and Estimates

        The preparation of our financial statements and related disclosures require that we make estimates, assumptions and judgments that can have a significant impact on our net revenue and operating results, as well as on the value of certain assets, contingent assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. Accordingly we evaluate our estimates and assumptions on an ongoing basis. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of other significant accounting policies.

Revenue recognition

        We derive revenue from the manufacture and sale of optical subsystem products for use in high-performance network systems. Our revenue recognition policy follows SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." Specifically, we recognize product revenue when the following requirements have been met:

  •
  Evidence of an arrangement. Persuasive evidence exists of an arrangement with a customer, typically consisting of a purchase order which details quantity, fixed schedule of delivery and agreed upon terms.

  •
  Delivery and acceptance. Product has been shipped via third party carrier, accepted and title has transferred to the customer under free on board, or FOB, terms agreed to by the customer. The only rights of return are under our warranty policy.

  •
  Fixed or determinable fee. The amount of revenue to which we are entitled is fixed or determinable at the time of shipment. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

  •
  Collection is deemed probable. Collectibility is reasonably assured and there are no uncertainties with respect to customer acceptance. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

        We are required to determine whether the delivery has occurred, whether items will be returned or whether we will be paid under normal terms. We specify delivery terms and assess each shipment against those terms and only recognize revenue when we are certain that the delivery terms have been met. To the extent that one or more of the conditions are not present, we delay recognition of revenue until all conditions are present.

        We may offer evaluation units to our potential and current customers, at no charge, for purposes of expanding our customer base and product portfolio. Such units are expensed when shipped and recognized as part of selling, general and administrative expense. Standard terms offered to customers are payment due 30 days from the date of invoice. For certain customers, we have negotiated standard payment terms different than 30 days to conform to such customer's standard payment terms and/or such customer's credit standing. We do not offer any maintenance or upgrades to the embedded software within our product and the embedded software can not be purchased by itself.

Inventories

        Inventories are valued at the lower of cost or market value. Cost is determined on a first-in, first-out method. We make inventory commitment and purchase decisions based upon our sales forecasts. To mitigate potential component supply constraints, we build inventory levels for certain items with long supply lead times. We assess the valuation of our inventory on a periodic basis and write down value for estimated excess and obsolete inventory based on estimates of future demand. We define obsolete inventory as inventory that will no longer be used in our manufacturing processes. Excess inventory is defined as inventory in excess of projected usage and is determined using management's best estimate of future demand, based upon information then available to us.

        Significant differences between our estimates and judgments regarding future timing of product transitions, volume and mix of customer demand for our products and actual timing, volume and demand mix may result in additional write-offs in the future, or additional usage of previously written-off inventory in future periods for which we would benefit by a reduced cost of revenues in those future periods.

Valuation of goodwill

        Our acquisition of Engana in March 2006 resulted in the recording of goodwill, which represents the excess of the purchase price over the fair value of assets acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill is no longer subject to amortization; instead it is subject to annual impairment testing criteria.

        Our policy is to review the carrying values of goodwill by comparing the carrying value to the estimated fair value of the business component. The fair value is based on management's estimate of the future discounted cash flows to those generated by the business component. Such cash flows consider factors such as future operating income and historical trends. We did not identify any asset impairment at July 29, 2006 with respect to goodwill and will test for impairment on an annual basis or on an interim basis if circumstances change that would indicate the possibility of impairment. The impairment reviews require an analysis of future projections and assumptions about our operating performance. If such a review indicates that the assets are impaired, a charge to operations would be recorded for the amount of the impairment, and the corresponding impaired assets would be reduced in carrying value.

Segment reporting

        We view our operations and manage our business as one operating segment.

Stock-based compensation

        We have elected to account for our stock-based compensation granted to employees in accordance with the provisions of Accounting Principles Board, or APB, Opinion 25, "Accounting for Stock Issued to Employees," or APB 25. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We disclose the information required by the FASB under SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123. Stock issued to non-employees is accounted for under the provisions of SFAS No. 123 and the Emerging Issues Task Force, or EITF, consensus in issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with, Selling Goods or Services," or EITF 96-18 and is accounted for based on the fair value of the consideration received or equity instruments issued, whichever is more readily determinable.

        Other than as discussed in "Certain Relationships and Related Party Transaction—Series C Warrants," we have historically granted stock options at exercise prices equivalent to at least the fair value of our common stock as estimated by our board of directors, with input from management, as of the date of grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including our operating and financial performance and corporate milestones, external market conditions affecting our industry sector, the superior rights and preferences of securities senior to our common stock at the time of each grant, the prices at which we sold shares of convertible preferred stock and the risk and non-liquid nature of our common stock. We believed our estimates of the fair value of our common stock to be reasonable based on the foregoing factors.

        In April 2006, as the result of our improved operating and financial performance, the execution of a letter of intent to acquire Engana, external market factors affecting our industry sector, as well as feedback from investment banks indicating that our company was now a viable initial public offering candidate, our board of directors determined to retrospectively determine the fair value of our common stock for all stock options granted during the three fiscal quarters beginning May 1, 2005 and ending January 28, 2006. This retrospective determination was completed in June 2006. In connection with this retrospective determination of the fair value of our common stock, we followed guidelines set forth in the AIPCA's Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AIPCA Practice Aid.

        For the three fiscal quarters beginning May 1, 2005 ended January 28, 2006, we issued stock options to purchase an aggregate of 167,498 shares of common stock, of which options to purchase 108,332 shares were granted on June 23, 2005 with an exercise price of $0.96 per share, options to purchase 32,708 shares were granted on September 21, 2005 with an exercise price of $1.20 per share, and options to purchase 26,458 shares were granted on November 7, 2005 with an exercise price of $1.20 per share. These exercise prices were determined by our board of directors with input from management. We did not obtain contemporaneous valuations from an unrelated valuation expert because, at the time of the stock option grants, we did not want to divert resources or management time from product and business development. In preparing for this offering, our board of directors determined that an increase in the estimated fair value of our common stock for grants made on June 23, 2005, September 21, 2005 and November 7, 2005 was appropriate and supported by, among other things, our operating and financial performance and our improving prospects for a liquidity transaction that could provide proceeds significantly in excess of the preferential amounts payable with respect to our convertible preferred stock. In this regard, on June 20, 2006 our board of directors retrospectively determined that the fair value of our common stock on June 23, 2005, September 21, 2005 and November 7, 2005 was $1.08 per share, $2.40 per share and $3.96 per share, respectively.

        In making such retrospective determinations, we used the probability-weighted expected return method, which is one of the acceptable valuation methods set forth in the AIPCA Practice Aid. Under this method, the fair value of our common stock was estimated based on an analysis of future equity values assuming various possible future events with respect to our company. We based our determination of fair value on the probability-weighted present value of expected future equity values considering each of the various possible future events, as well as the effect of the preferential rights of our outstanding convertible preferred stock on any returns with respect to our common stock. In utilizing the probability-weighted expected return method in the three retrospective determinations of fair value described above, we considered our then current equity value as a continuing private company without a future liquidity event, as well as expected future equity values in 2006, 2007 and 2008, discounted to present value using a 35% discount rate, in three possible future liquidity scenarios (an initial public offering, a strategic sale or merger, and a liquidation not in connection with a strategic sale), estimated per share returns on our common stock in each case, and then assigned a percentage weighting to each estimated per share return based on what we believed to be the relative likelihood as of the applicable stock option grant date of each possible scenario and event date. We used a discount rate of 35% to reflect the risks associated with our forecasted cash flows and the returns expected by investors in companies at our stage of development at the time. For the June 23, 2005 grant date, we placed primary weighting on the determination of our current equity value, and in weighting the three possible liquidity scenarios, we placed the significant majority of the weighting on a stragetic sale or merger, some weighting on a liquidation not in connection with a strategic sale, and some weighting on an initial public offering occurring in 2008 only. With respect to the 2006, 2007 and 2008 event dates, we placed the significant majority of the weighting on the 2006 and 2007 event dates. We used these weightings because, as of June 23, 2005, we had not demonstrated sustained profitability, public financial markets were generally thought to be closed to companies in our industry, our investors were not likely to be willing to provide us with additional financial resources and there was not significant recent acquisition activity in our industry. By the time of the September 21, 2005 grant date, our financial performance had continued to improve and we believed that the likelihood of a strategic sale or merger had increased. Accordingly, for such grant date, we decreased the weighting of our current equity value and increased the weightings of a 2006, 2007 and 2008 event without significant changes in the weightings among the three possible liquidity scenarios. As of the November 3, 2005 grant date, our financial performance had continued to improve and we believed that the possibility of an initial public offering in 2007 or 2008 had increased. As a result, we further decreased the weighting of our current equity value, increased the weighting of an initial public offering in 2007 or 2008 and decreased the overall weighting of a liquidation not in connection with a strategic sale. We then applied a 20% discount to account for the lack of marketability of our common stock to reflect the uncertainty that our common stock could be readily converted to cash while we were privately held. The weighted per share amounts estimated as described above were retrospectively determined by us to be the per share fair value of our common stock as of the applicable stock option grant dates.

        The difference between our retrospectively-determined per share fair values of our common stock as of June 23, 2005, September 21, 2005 and November 7, 2005 of $1.08, $2.40 and $3.96, respectively, and $10.92, which was our contemporaneous determination of the per share fair value of our common stock as of the same date as such retrospective determinations (June 20, 2006), is the result of several factors as set forth below. At each of June 23, 2005, September 21, 2005 and November 7, 2005 our belief was that:

  •
  we were not a viable public offering candidate;

  •
  the public equity markets were unavailable to companies in our industry;

  •
  stock prices for publicly-traded companies in our industry were at relatively low levels;

  •
  the possibility of a strategic transaction with respect to our company was low due to the small number of possible acquirors and the lack of recent acquisition activity in our industry; and

  •
  our then current forecasts of future operating results did not support higher estimated per share fair values.

Conversely, as of June 20, 2006, we believed that we were a viable public offering candidate, that the public equity markets would be available to us in connection with this offering and that our then current forecasts of future operating results did support higher estimated per share fair values. In addition as of such date, stock prices for publicly-traded companies in our industry were at somewhat higher levels.

        For the period from January 29, 2006 to September 11, 2006, we issued stock options to purchase an aggregate of 844,131 shares of common stock, of which options to purchase 143,375 shares were granted on February 14, 2006 with an exercise price of $5.40 per share, options to purchase 175,544 shares were granted on March 14, 2006 with an exercise price of $5.76 per share, options to purchase 275,000 shares and 37,500 shares were granted on April 14, 2006 with exercise prices of $9.24 per share and $10.20 per share, respectively, options to purchase 55,108 shares were granted on May 12, 2006 with an exercise price of $9.24 per share, options to purchase 16,396 shares were granted on June 20, 2006 with an exercise price of $10.92 per share, options to purchase 12,042 shares were granted on August 17, 2006 with an exercise price of $14.04 per share, options to purchase 108,333 shares were granted on August 28, 2006 with an exercise price of $14.04 per share and options to purchase 20,833 shares were granted on September 11, 2006 with an exercise price of $14.28 per share. The contemporaneous determinations by our board of directors of the fair value of our common stock for all grants during the period from January 29, 2006 to September 11, 2006 were made in each case in accordance with the guidelines set forth in the AIPCA Practice Aid. In addition, during the period from January 29, 2006 to September 11, 2006, we made fully vested grants in an aggregate of 6,875 shares of our common stock to a consultant.

        The following table summarizes information about stock option grants to employees and directors since May 1, 2005:

Option grant date	Number of shares subject to options	Exercise price	Fair value	Intrinsic value as of grant date	Deferred compensation
					(in thousands)
June 23, 2005	104,166	$0.96	$1.08	$0.12	$13
September 21, 2005	32,708	1.20	2.40	1.20	39
November 7, 2005	26,458	1.20	3.96	2.76	73
February 14, 2006	143,375	5.40	5.40	—	—
March 14, 2006	175,544	5.76	5.76	—	—
April 14, 2006	275,000	9.24	9.24	—	—
April 14, 2006	37,500	10.20	9.24	—	—
May 12, 2006	55,108	9.24	9.24	—	—
June 20, 2006	16,396	10.92	10.92	—	—
August 17, 2006	12,042	14.04	14.04	—	—
August 28, 2006	108,333	14.04	14.04	—	—
September 11, 2006	20,833	14.28	14.28	—	—

Total	1,007,463				$125

        As a result of our retrospective determinations of fair value of our common stock as of June 23, 2005, September 21, 2005 and November 7, 2005, we recorded an aggregate of approximately $125,000 of deferred stock-based compensation on our balance sheet for stock options granted on those dates. The amount of deferred stock-based compensation for each stock option grant on those dates was calculated based on the difference between the retrospectively determined fair value per share of the common stock at the date of the grant and the exercise price of the option. We will amortize this deferred stock-based compensation expense over the vesting period of the applicable stock option grants, subject to adjustment for any stock options which are cancelled or accelerated.

        In June 2006, based on our retrospective determinations of fair value of our common stock, we offered to the recipients of stock option grants on June 23, 2005, September 21, 2005 and November 7, 2005 the ability to amend the terms of their stock options to increase their per share exercise price from $0.96 to $1.08 in the case of the June 23, 2005 grants, from $1.20 to $2.40 in the case of the September 21, 2005 grants and from $1.20 to $3.96 in the case of the November 7, 2005 grants. All of such stock option recipients have chosen to amend their stock options to a higher exercise price in order to avoid potential adverse personal income tax consequences. There was no additional consideration offered to our employees in exchange for amending their stock options.

        In relation to these amended stock options, we recorded deferred stock-based compensation of approximately $1.2 million on our balance sheet in our fiscal quarter ended July 29, 2006 in addition to the approximately $125,000 in deferred stock-based compensation referenced above. The amount of additional deferred stock-based compensation for each amended stock option was calculated based upon the difference between the amended exercise price of $1.08 per share, $2.40 per share or $3.96 per share, as applicable, and $10.92 per share, the valuation by our board of directors of the per share fair value of our common stock as of the date of amendment of the stock options. We will amortize this additional deferred stock-based compensation expense over the vesting period of the applicable stock option grants, subject to adjustment for any stock options which are cancelled or accelerated.

        The determination of the fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions with respect to the retrospective determinations of the fair value of our common stock in connection with the stock option grants made on June 23, 2005, September 21, 2005 and November 7, 2005 discussed above, the amount of our deferred stock-based compensation, incurred as a result of the applicable stock option grants could have been different. However, assuming such different assumptions nevertheless resulted in determinations of per share fair value greater than the applicable original exercise price of such stock option and less than the contemporaneously determined per share value of $10.92 per share as of June 20, 2006 and assuming that all of such stock option grants were amended as of June 20, 2006 to increase their exercise prices to the retrospectively determined fair value of our common stock as of the applicable grant date, the aggregate deferred stock-based compensation expense incurred would remain approximately $1.3 million because total deferred stock-based compensation in any case would be calculated based on the difference between the original stock option exercise prices and the contemporaneously determined fair value of our common stock on June 20, 2006, the date the applicable exercise prices were increased. As referenced above, the fair value of our common stock on June 20, 2006 was contemporaneously determined to be $10.92 per share. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AIPCA Practice Aid to determine the fair value of our common stock and that deferred stock-based compensation and related amortization have been recorded properly under U.S. generally accepted accounting principles.

Intrinsic Value of Outstanding Options

        The table below shows the intrinsic value of our outstanding vested and unvested options as of July 29, 2006 based upon an assumed public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus.

	Number of shares underlying options	Intrinsic value
		(in thousands)
Total vested options outstanding	672,893	$8,965
Total unvested options outstanding	978,873	8,925

Total options outstanding	1,651,766	$17,890

Accounting for income taxes

        We account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," or SFAS No. 109. SFAS No. 109 requires us to account for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes have been provided for the differences between the financial reporting carrying values and the income tax reporting basis of our assets and liabilities. These temporary differences consist of differences between the timing of the deduction of certain amounts between income tax and financial statement reporting purposes. Because of our lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible. As a result, we had no income tax benefit in the fiscal years ended July 30, 2005 or July 29, 2006.

        We have experienced a net operating loss, or NOL, of approximately $40 million since our inception, which NOL expires through 2026. NOL carryforwards and credits are subject to review and possible adjustments by the Internal Revenue Service and may be limited by the occurrence of certain events, including significant changes in ownership interests. We have performed a preliminary analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carryforwards attributable to periods before the change. The preliminary review determined we have potential limitations related to approximately $2.5 million of the NOL carryforwards.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48, which is an interpretation of SFAS No. 109. FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly scopes out income taxes from SFAS No. 5, "Accounting for Contingencies," or SFAS No. 5. FIN 48 is effective for fiscal years beginning after December 15, 2006 but earlier application is encouraged. Differences between the amounts recognized in the statements of financial position prior to adoption of FIN 48 and the amounts reported after adopted should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently determining the impact of FIN 48 on its consolidated financial statements.

Accounting for acquired in-process research and development

        We account for acquired in-process research and development in accordance with the provisions of SFAS No. 141, "Business Combinations." The amount allocated to acquired in-process research and development represents an estimate of the fair value of purchased in-process technology for research and development projects that, as of the date of acquisition, have not reached technological feasibility and have no alternative future uses. The amount of purchase price allocated to acquired in-process research and development is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility.

        The fair value of the acquired in-process research and development for the DWP ROADM project related to our acquisition of Engana was determined using the income approach assuming cash flows over ten years and using a risk adjusted discount rate of 30%. The discount rate was based on fundamental data for a group of market participants as well as venture capital studies. The ten year life is based on the life expectancy of this DWP ROADM product in the market place with an assumed growth rate of 75% diminishing to 1.6% and no assumed terminal value. The following table is the sensitivity analysis comparing the fair value of the acquired in-process research and development to the fair value that would have resulted using different discount rates:

Discount rate	Fair value
(in millions)
25%	$13.7
30%	11.2
35%	9.3
40%	7.7

Comparison of Fiscal Year Ended July 30, 2005 and July 29, 2006

Consolidated results of operations

	Fiscal year ended July 30, 2005	Fiscal year ended July 29, 2006
	(in thousands)
Revenue	$37,076	$69,477
Cost of revenue	28,289	51,952

Gross profit	8,787	17,525
Operating expenses:
Research and development	5,723	8,491
Acquired in-process research and development	—	11,187
Selling, general and administrative	4,634	6,062

Total operating expenses	10,357	25,740

Loss from operations	(1,570)	(8,215)
Interest and other income, net	119	211

Loss before income tax expense	(1,451)	(8,004)
Income tax expense	—	119

Net loss	$(1,451)	$(8,123)

Revenue

        Total revenue increased 87.4% to approximately $69.5 million for the fiscal year ended July 29, 2006 from approximately $37.1 million for the fiscal year ended July 30, 2005. This increase in revenue is primarily attributable to an increase in sales of our 300 pin transceivers of approximately $18.4 million, as well as a substantial increase in sales of hybrid fiber coaxial for use in cable TV network systems, or cable TV products, of approximately $9.5 million. We also experienced unit volume increases across most other products. These increases were primarily attributable to continued market acceptance of and increased demand for our product portfolio. We expect these trends to continue as our products continue to gain market acceptance.

Gross profit

        Gross profit increased 99.4% to approximately $17.5 million for the fiscal year ended July 29, 2006 from approximately $8.8 million for the fiscal year ended July 30, 2005. Gross margin increased to 25.2% from 23.7% during the fiscal year ended July 29, 2006. The increase in gross profit was attributable to unit volume increases attributable to continued market acceptance of and increased demand for our products. This increase in gross profit was slightly offset by sales of a higher proportion of some our lower margin products that continue to be demanded by customers as part of our product portfolio.

Research and development

        Research and development expenses increased 48.3% to approximately $8.5 million for the fiscal year ended July 29, 2006 from approximately $5.7 million for the fiscal year ended July 30, 2005. The increase in research and development was due to higher headcount and associated costs related to our decision to increase the number of engineering projects to further expand our product portfolio. Additionally, the fiscal year ended July 29, 2006 includes approximately $995,000 of research and development costs with respect to our Optium Australia operations acquired in our acquisition of Engana on March 5, 2006. We expect these costs to continue to increase as we undertake additional research and development projects as we continue to expand our product suite.

Acquired in-process research and development

        Acquired in-process research and development costs increased to approximately $11.2 million for the fiscal year ended July 29, 2006 from zero for the fiscal year ended July 30, 2005 due to our acquisition of Engana. Acquired in-process research and development represents the value assigned in a business combination to research and development project of the acquired business that were commenced, but not completed, at the date of acquisition, for which technological feasibility has not been established, and which have no alternative future use in research and development activities or otherwise.

Selling, general and administrative

        Selling, general and administrative expenses increased 30.8% to approximately $6.1 million for the fiscal year ended July 29, 2006 from approximately $4.6 million for the fiscal year ended July 30, 2005. The Company experienced increased labor costs as a result of additional headcount to support our revenue growth, as well as increases to legal and accounting fees in preparation of filing our registration statement. We expect that the costs of being a publicly-traded company, including the costs of compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies will significantly increase our general and administrative expenses in the future.

Interest and other income (expense), net

        Interest and other income (expense), net, increased to approximately $211,000 for the fiscal year ended July 29, 2006 from approximately $119,000 for the fiscal year ended July 30, 2005. The increase was due to additional cash and cash equivalents held for investment.

Comparison of Fiscal Years Ended July 31, 2004 and July 30, 2005

Consolidated results of operations

	Year ended July 31, 2004	Year ended July 30, 2005
	(in thousands)
Revenue	$20,509	$37,076
Cost of revenue	15,661	28,289

Gross profit	4,848	8,787
Operating expenses:
Research and development	5,505	5,723
Selling, general and administrative	5,627	4,587
Restructuring charges	6	47

Total operating expenses	11,138	10,357

Loss from operations	(6,290)	(1,570)
Interest and other income (expense), net	(411)	119

Net loss	$(6,701)	$(1,451)

Revenue

        Total revenue increased 80.8% to approximately $37.1 million for the fiscal year ended July 30, 2005 from approximately $20.5 million for the fiscal year ended July 31, 2004. This increase in revenue was primarily a result of an increase in sales of our 300 pin transceivers of approximately $15.5 million. We also experienced increased market share within our major customers, which was attributable to continued market acceptance of our products and gains in production, as well as consistent delivery of reliable products to these customers. Additionally, our sales of our cable TV products began shipping in significant quantities as a result of increased demand for these products due to growth in network traffic volume.

Gross profit

        Total gross profit increased 81.2% to approximately $8.8 million for the fiscal year ended July 30, 2005 from approximately $4.8 million for the fiscal year ended July 31, 2004. Gross margin increased slightly to 23.7% from 23.6% for the fiscal year ended July 31, 2004. The increase in gross profit was primarily due to an increase in unit sales across most of our product lines as a result of continued market acceptance and demand for our products.

Research and development

        Research and development expenses increased 4.0% to approximately $5.7 million for the fiscal year ended July 30, 2005 from approximately $5.5 million for the fiscal year ended July 31, 2004. The increase was primarily attributable to increased labor costs and related expenses as the result of an overall expansion of our product offerings.

Selling, general and administrative

        Selling, general and administrative expenses decreased 17.7% to approximately $4.6 million for the fiscal year ended July 30, 2005 from approximately $5.6 million for the fiscal year ended July 31, 2004. The decrease was attributable to the discontinuation of our sales function related to our product line management group, which was discontinued in an effort to better serve customers from a technical standpoint and resulted in a decrease in expenses of approximately $260,000. The de-emphasis of the sales function was undertaken to allow our product line management group to focus more on engineering and product enhancement. The decrease was also attributable to reduced depreciation expense of approximately $286,000, as some of our information systems assets became fully depreciated. Additionally, there were reductions in travel costs, labor and associated costs during the fiscal year ended July 30, 2005 resulting from headcount reductions related to two of our senior employees in an effort to improve the efficiency of operations.

Restructuring charge

        Restructuring expenses for the fiscal years ended July 31, 2004 and July 30, 2005 were approximately $6,000 and $47,000, respectively. The increased charges for the fiscal year ended July 30, 2005 were severance charges incurred in connection with the closing of our Orlando, Florida facility, which occurred in fiscal year ended August 2, 2003.

Interest and other income (expense), net

        Interest and other income (expense), net, increased to approximately $119,000 for the fiscal year ended July 30, 2005 from approximately $(411,000) for the fiscal year ended July 31, 2004. The increase was primarily the result of the expiration of our capital lease line of credit in the fiscal year ended July 30, 2005, and the related decrease in interest expense.

Liquidity and Capital Resources

        Since our inception in 2000, we have financed our operations primarily through internally generated cash flows, our lines of credit and the issuance of preferred stock. As of July 29, 2006, we had cash and cash equivalents of $10.4 million and accounts receivable of approximately $19.1 million. As of July 29, 2006, we had debt of approximately $671,000 and no amount remaining on our capital equipment leases. As of July 29, 2006, the aggregate outstanding redemption value of our series A convertible preferred stock, series B convertible preferred stock, series C senior convertible preferred stock, series D senior convertible preferred stock, and series D-1 senior convertible preferred stock was approximately $7.9 million, $35.7 million, $11.9 million, $10.3 million, and $21.3 million, respectively. All of the outstanding shares of preferred stock convert into shares of common stock in connection with the closing of this offering.

        We believe our existing cash and cash equivalents, our cash flows from operating activities, and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, the introduction and acceptance of new products, and the expansion of our sales and marketing and research and development activities. To the extent that our cash and cash equivalents, cash flows from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and/or products. In the event we require additional cash resources, we may not be able to obtain bank credit arrangements or affect an equity or debt financing on terms acceptable to us or at all.

Equity sales

        We raised approximately $7.9 million of net proceeds through sales of our series A convertible preferred stock in the fiscal year ended July 28, 2001. We raised approximately $35.7 million of net proceeds through sales of our series B convertible preferred stock in the fiscal year ended August 3, 2002. We raised approximately $11.9 million of net proceeds through sales of our series C senior convertible preferred stock in the fiscal year ended August 2, 2003. We raised approximately $10.3 million of net proceeds through sales of our series D senior convertible preferred stock in the fiscal year ended July 31, 2004. We issued approximately $21.3 million of series D-1 senior convertible preferred stock and approximately $4.2 million in common stock during the year ended July 29, 2006 as consideration for the acquisition of all outstanding equity securities of Engana. In connection with the acquisition, we acquired Engana's cash and cash equivalent assets of approximately $4.6 million. All of the shares of our preferred stock will convert into common stock in connection with the closing of this offering.

Line of credit

        On May 25, 2004, we entered into a $3.5 million line of credit agreement with Silicon Valley Bank, including a revolving credit facility of $2.5 million and an equipment term loan of $1.0 million. This line of credit bears interest at the prime rate plus 1.75%. On June 27, 2005, we modified the terms of the line of credit to increase the equipment term note to $2.0 million; change the interest rate to the prime rate plus 1.25% for the initial equipment advance of $820,778. On June 6, 2006, we renewed the line of credit, to modify the interest rate on the outstanding principal to the prime rate plus 0.75% and extending the renewal date to May 22, 2007. The interest rate would be prime plus 1.5% for supplemental advances. As of July 29, 2006, $670,783 was outstanding on the equipment term note. Aggregate maturities on the equipment term note subsequent to July 29, 2006 are as follows: approximately $320,000, and $351,000 in fiscal years 2007 and 2008 respectively. In August 2006 and September 2006, the equipment term loan was amended. Absent these amendments, we would not have been in compliance with a financial covenant in the equipment term loan as of July 29, 2006.

Operating cash flows

        Our cash flows from operations for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006 were approximately $(5.3) million, $678,000 and $2.4 million, respectively.

        In each of the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006, cash flows from operations resulted primarily from net losses and add back of non-cash charges such as depreciation.

Discussion of Cash Flows

Comparison of fiscal year ended July 30, 2005 and July 29, 2006

Operating activities

        Net cash provided by operating activities was approximately $2.4 million for the fiscal year ended July 29, 2006. Net cash provided by operating activities for the fiscal year ended July 30, 2005 was approximately $678,000. Net cash provided by operating activities for the fiscal year ended July 29, 2006 primarily resulted from a fiscal year to date net loss of approximately $8.1 million offset by a non-cash charge for acquired in-process research and development charges of approximately $11.2 million related to our acquisition of Engana.

Investing activities

        Net cash provided by investing activities was approximately $1.3 million for the fiscal year ended July 29, 2006 and net cash used in investing activities was approximately $1.6 million for the fiscal year ended July 30, 2005. Net cash provided by investing activities for the fiscal year ended July 29, 2006 was related to net cash acquired as a result of our acquisition of Engana of approximately $4.0 million which was offset by purchases of property and equipment of approximately $3.0 million. Net cash used in investing activities for the fiscal year ended July 30, 2005 was related to purchases of property and equipment.

Financing activities

        Net cash used by financing activities was approximately $1.9 million for the fiscal year ended July 29, 2006 and net cash provided by financing activities was approximately $275,000 for the fiscal year ended July 30, 2005. Net cash used by financing activities for the fiscal year ended July 29, 2006 was related to deferred financing costs for preparation of the filing our registration statement. Net cash provided by financing activities for the fiscal year ended July 30, 2005 was related to borrowings under our capital lease obligations.

Comparison of fiscal years ended July 31, 2004 and July 30, 2005

Operating activities

        Cash provided by (used in) operations was approximately $678,000 and ($5.3) million for the fiscal years ended July 30, 2005 and July 31, 2004, respectively. The improvement in the fiscal year ended July 30, 2005 was primarily due to a decrease in net loss of approximately $5.2 million.

Investing activities

        Cash used in investing activities was approximately $1.6 million and $854,000 for the fiscal years ended July 30, 2005 and July 31, 2004, respectively. The increase in the fiscal year ended July 30, 2005 was due to increased purchases of property and equipment of approximately $712,000 to increase capacity.

Financing activities

        Cash provided by financing activities was approximately $275,000 and $8.3 million for the fiscal years ended July 30, 2005 and July 31, 2004, respectively. The decrease in the fiscal year ended July 30, 2005 was primarily due to proceeds received from the issuance of redeemable convertible preferred stock in the fiscal year ended July 31, 2004 of approximately $10.2 million.

Contractual Obligations and Commitments

        As of July 29, 2006, we had contractual obligations of approximately $3.5 million as shown in the following table:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(in millions)
Short-term debt(1)	$0.3	$0.3	$—	$—	$—
Long-term debt(1)	0.4	—	0.4	—	—
Operating leases(2)	2.8	1.0	1.8	—	—

Total	$3.5	$1.3	$2.2	—	—

(1)
Related to our equipment line of credit.

(2)
Operating lease obligations consist of facility and equipment leases.

        On September 29, 2006 we executed a new facility lease and subsequently terminated our existing lease. Our revised obligations as of July 29, 2006 are shown in the table below, including the termination charges with our current lease:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(in millions)
Short-term debt(1)	$0.3	$0.3	$—	$—	$—
Long-term debt(1)	0.4	—	0.4	—	—
Operating leases(2)	3.4	1.4	2.0	—	—

Total	$4.1	$1.7	$2.4	$—	$—

(1)
Related to our equipment line of credit.

(2)
Operating lease obligations consist of facility and equipment leases.

Off-Balance Sheet Financing Arrangements

        We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

Consignment of Inventory

        We had approximately $1.4 million of inventory from our suppliers on consignment as of July 29, 2006 compared to approximately $847,000 as of July 30, 2005. Consignment inventory is not included in our inventory balance as title to this inventory remains with the supplier until use.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

        Our subsidiary Optium Australia is located in Sydney, Australia. Due to the relative low volume of payments made by us through this subsidiary, and the fact we intend that all of our sales will continue to be made in U.S. dollars, we do not believe that we have significant exposure to foreign currency exchange risks. We currently do not use derivative financial instruments to mitigate this exposure. We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency futures or options in future years.

Interest Rate Risk

        The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds and certificates of deposit. Our cash equivalents are not subject to market risk because the interest paid on these funds fluctuates with the prevailing interest rate. We do not believe that a 10% change in interest rates would have a significant effect on our interest income.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment," or SFAS No. 123(R). SFAS No. 123(R) is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and its interpretations. SFAS No. 123(R) is similar to the fair-value approach permitted in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123(R) will be adopted prospectively and is effective for non-public companies in the first fiscal year beginning after December 15, 2005, with early adoption permitted. SFAS No. 123(R) will be effective for us in the first fiscal quarter in the fiscal year ending July 28, 2007. We have not yet determined the impact of the adoption of SFAS No. 123(R).

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," or SFAS No. 151. SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," or ARB No. 43, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of this statement did not have a material effect on our financial position, results of operations or liquidity.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," or SFAS No. 154, which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes," which is an interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly scopes out income taxes from SFAS No. 5. FIN 48 is effective for fiscal years beginning after December 15, 2006 but earlier application is encouraged. Differences between the amounts recognized in the statements of financial position prior to adoption of FIN 48 and the amounts reported after adopted should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently determining the impact of FIN 48 on its consolidated financial statements.

BUSINESS

Our Company

        We are a leading supplier of high-performance optical subsystems for use in telecommunications network systems. We are also a supplier of high performance optical subsystems for use in cable TV network systems. We design, manufacture and sell a suite of optical subsystems, including transceivers and transmitters. We have also recently distributed demonstration units of a technologically innovative reconfigurable optical add/drop multiplexer, or ROADM, that enables dynamic wavelength processing, which we refer to as our DWP ROADM. We have not generated any revenues from the sale of this product and commercial availability of this product is not expected before the first calendar quarter of 2007. Our products enable transmission, reception and switching functionality for high-bandwidth optical networking applications. Our optical subsystems are used in network systems that deliver voice, video and other data services for consumers and enterprises that are delivered in the long haul, metropolitan and access segments, referred to as the core to the edge, of telecommunications and cable TV networks. Our customers are network systems vendors whose customers include wireline and wireless telecommunications service providers and cable TV operators, collectively referred to as carriers.

        All of our products support or provide the highest transmission and/or reception speeds commercially used in carrier networks. We believe that we have a fundamentally different product design approach from that of our competitors, allowing us to achieve mass customization of our products using common hardware platforms and customized embedded software. By designing and manufacturing our optical subsystems in-house and by using customized embedded software instead of customized hardware in the manufacture of our products, we believe that we are able to offer our customers products with high performance and functionality, while reducing our costs and product development cycle times. Moreover, we do not own expensive optical component fabrication facilities, significantly reducing our fixed costs and providing us flexibility to source best-in-class components from third parties.

        Steady increases in network traffic volume and the expected increase in bandwidth requirements are driving carriers to deploy high-bandwidth, or agile network systems. We believe our optical subsystems enable our customers to shorten product development cycles because our in-house design and manufacturing operations allow us to more quickly deliver customized optical subsystems for inclusion in network systems. We also believe customization of the features provided by our products primarily through modification of embedded software rather than through customized hardware allows our customers to add additional product features, such as enhanced signal monitoring and alarming, to their network systems more readily than through customized hardware. We believe this will allow carriers to support high-bandwidth applications at significantly lower operating costs, while simplifying network reconfiguration, improving reliability and enabling greater network functionality. In addition, we believe that network systems vendors are increasing their focus on providing higher value-added solutions, services and software to their carrier customers and de-emphasizing their optical hardware manufacturing efforts. We believe that we are well positioned to capitalize on the hardware design and manufacturing opportunities created by this shift and to enhance our position as a supplier of high-performance optical subsystems to network systems vendors.

        We design our products to be efficiently manufactured in high volumes in our facilities using common hardware platforms that utilize components procured from third parties. Our products are customized to each customer's specifications primarily through the modification of embedded software. We believe that the use of common hardware platforms integrated with our customized embedded software enables us to provide new product designs quickly, minimize component inventory and expedite delivery of products to our customers. We continually review and enhance our product designs in an effort to ensure product quality, reliability, agility and durability. In addition, we have implemented several unique automated and semi-automated manufacturing systems and processes designed to further improve our manufacturing efficiencies and produce higher volumes of products than generally possible using manual production techniques. We have refined our operations to provide real-time integration of our engineering and manufacturing functions in an effort to minimize production lead times to our customers.

        Since our founding in 2000, we have developed customer relationships with many of the leading global network systems vendors, including Alcatel, Cisco Systems, Lucent Technologies, Marconi, Scientific-Atlanta, Siemens and Tellabs.

Industry Background

        Significant changes have taken place within the optical networking equipment industry since 2000, when bandwidth overcapacity resulted in decreased capital investment by carriers for a number of years thereafter. However, increases in network traffic volume over the last two years, driven by the proliferation of enhanced voice and video applications delivered over IP networks has resulted in higher network utilization and the need for additional bandwidth capacity from the core to the edge of carrier networks.

        Telecommunications service providers currently operate and manage separate and independent networks, the public switched telephone network, or PSTN, and IP networks, also referred to as the Internet. In order to reduce costs and generate new revenue opportunities, both telecommunications service providers and cable TV operators are developing and deploying a single, converged IP network capable of offering voice, video and data services. These next generation high-bandwidth converged IP networks are being designed to scale with voice, video and data traffic volume growth, simplify network management and offer increased levels of service and enhanced content to consumers and enterprises. As a result of rapidly increasing network traffic volume, carriers have turned to network systems vendors for solutions that will significantly increase the capacity, bandwidth efficiency and manageability of their networks. Optical subsystems provide critical transmission, reception and switching functions for the network systems that provide these solutions. To address this challenge, carriers have adopted network systems that support 10Gb/s transmission rates and are deploying new technologies that provide increased capacity, bandwidth efficiency and manageability, such as ROADMs.

        As a result of this ongoing network transition, the network systems market has improved. According to CIR, an independent market research firm, worldwide sales of telecommunications transceivers with speeds of ten gigabits per second, or 10Gb/s, or greater are expected to grow from approximately $478.7 milion in 2006 to approximately $1.73 billion in 2011, a compound annual growth rate of 29%, and the market for ROADMs is expected to grow from approximately $47.4 million in 2006 to approximately $291.9 million in 2011, a compound annual growth rate of 44%. CIR also predicts that ports for data transfer sold with speeds of approximately 10Gb/s or greater will increase from approximately 880,800 in 2006 to approximately 17.3 million in 2010, a compounded annual growth rate in the number of ports sold of 111%. Dell'Oro Group, another independent market research firm, forecasted in January 2006 that revenues for the optical systems markets will grow from approximately $8.4 billion in 2005 to $11.0 billion in 2010, a compound annual growth rate of 5%.

        As carriers are increasingly shifting their focus to providing value-added services and away from providing raw data transport products, network systems vendors are increasingly focused on providing the software and services aspects of their businesses to help facilitate these offerings. As a result, network systems vendors are looking to optical subsystem suppliers like us to drive an increasing amount of innovation in network systems hardware development.

        We believe many leading optical subsystem suppliers have had difficulty rationalizing acquired operations while at the same time maintaining high product quality and customer service levels. Many competing suppliers have focused their efforts on reducing costs, standardizing products, and outsourcing production operations to contract manufacturers in locations with lower labor costs. While industry standards, such as multi-service agreements, or MSAs, have standardized certain aspects of high-performance optical subsystems, network systems vendors still require a significant amount of customization to optimize these optical subsystems to meet the requirements of next generation, high-

bandwidth converged IP networks. Though customization beyond the MSA standards is a well-established characteristic of the optical subsystems industry, we customize our products primarily through the modification of embedded software. As a result of our method of product customization, we believe that we are able to compete by delivering products with faster cycle times and high performance, functionality and features. While most of the functionality and features provided by our 10 Gb/s Transceiver products could be provided through hardware customization, we believe that such a customization method is less efficient and, because of unit size limitations, hardware customization in some cases would require multiple units to provide the same level of functionality. As a result, we believe competing optical subsystem suppliers have limited ability to address the increasingly complex needs of network systems vendors and their carrier customers efficiently as they deploy next-generation high-bandwidth agile optical networks.

Our Competitive Strengths

        We believe that our success is a result of our ability to quickly and effectively produce customized optical subsystems for our customers through the use of common hardware platforms and customized embedded software coupled with highly-integrated best-in-class engineering, operations and manufacturing capabilities.

        Key attributes of our competitive strengths include:

  •
  High-performance technologically advanced products. Our focus is on providing a suite of high-performance, technologically advanced, configurable, optical subsystems to network systems vendors. We design our products to provide best-in-class performance and functionality, while remaining both space- and power-efficient. Furthermore, our optical subsystems are designed to support the evolving requirements of network systems, such as an increased number of wavelengths to support increased traffic volume as it is introduced into a network.

  •
  Mass customization of products. We are focused on delivering highly customizable products in a cost-effective manner. We customize our products to deliver application-specific functionalities that our customers seek primarily by modifying the embedded software in our products. We believe that our ability to deliver products customized to customer specifications through embedded software rather than through the inclusion of additional hardware minimizes unnecessary or redundant functionalities. Our embedded software approach to product customization allows us to add functionality to our products as needed in an efficient manner. We also believe that our productivity as measured by revenue per employee is significantly in excess of that of our competitors and illustrates the benefits of our model of product customization primarily through the use of embedded software.

  •
  Integrated in-house design, manufacturing and testing capabilities. Our facilities have integrated in-house design, manufacturing and testing capabilities. By integrating and locating these processes together at our facilities, we believe that we can offer to our customers a reduction of up to six weeks in cycle time from product design, customization and development to delivery as opposed to outsourced or relocated manufacturing operations in locations with low labor costs. We also design our products utilizing common hardware platforms and employ unique automated and semi-automated manufacturing and testing processes to further improve our efficiencies. We believe our integrated model of in-house design, manufacturing and testing and our unique manufacturing processes contribute to our first-pass yield, meaning the percentage of our products that pass through our automated final testing process the first time without requiring re-manufacture, of more than 90%.

  •
  Proprietary and leading technology. We believe that our technologically advanced FTTH transmitters and our DWP ROADM provide unique and significantly greater functionality relative to those of our competitors. Our FTTH transmitters enable throughput capacities significantly in excess of what we believe are provided by our competitors' products. Higher throughput capacity enables each of our FTTH transmitters to service more homes with each fiber optic link enabling telecommunication service providers to reduce costs, expedite deployment and provide new services. We believe that ROADMs will be key components of next generation network systems designed to allow carriers to improve the data capacity and the bandwidth efficiency of their networks. Our technologically innovative DWP ROADM provides unique functionalities, such as the ability to switch a wavelength off of a fiber optic link while simultaneously continuing the same wavelength along the original link, referred to as the ability to drop and continue. We believe that our ROADM technology platform will allow network systems vendors to reconfigure previously deployed network systems to enable new services and address increased bandwidth requirements through remotely-delivered software upgrades, thereby driving greater upfront and ongoing operating cost savings for their carrier customers.

  •
  Design-driven cost efficiency. Our industry is characterized by significant and continuous pressure to reduce product selling prices. Our mass customization approach and ability to develop high-performance products from cost effective components is primarily achieved through our innovative design capabilities. In addition, we are able to further reduce costs by employing a high level of automation in our manufacturing process as well as maintaining in-house control over all elements of our product development cycle. As a result of our emphasis on constant process and design improvements, we are able to achieve our low cost of operations. We believe that our processes allow us to deliver products at prices comparable to or better than our competitors who rely on manufacturing locations with low labor costs to produce their hardware. We believe that reliance on such manufacturing locations results in lower product yields, as well as longer product development cycles and product delivery lead times. We believe that our in-house design, manufacturing and testing processes provide us with a more sustainable cost advantage.

  •
  Best-in-class engineering and manufacturing capabilities. Our research and development team includes leading engineers specializing in optical subsystem design and manufacturing. Our engineers have significant experience across multiple segments of the optical networking equipment industry. During the past five years, our team has developed several sophisticated design and manufacturing methods and processes, as well as proprietary technologies, that we believe have provided us with significant advantages over our competitors.

Our Strategy

        Our goal is to be the leading provider of core to the edge high-performance optical subsystems to leading network systems vendors.

        Key elements of our strategy to achieve this objective include:

  •
  Continued increase in strategic value of our product suite. Network systems vendors are increasing their focus on providing higher value-added solutions, services and software to their carrier customers while de-emphasing their optical hardware manufacturing efforts. We believe that we are well positioned to expand our product suite by capitalizing on the opportunity created by this shift to design and manufacture more complex and integrated optical subsystems because we believe that the depth of our customer relationships enables us to better understand the most complex needs of our customers and to design our products accordingly. We believe that this expansion will allow us to become a more critical and valuable supplier to our customers through our ability to offer our products on a product-by-product basis or together as more complex and integrated subsystems.

  •
  Focus on deeper customer engagements. We believe that our research and development capabilities, customer support and consultation, and technology differentiation is critical to success in our industry. Our products, processes and employees are focused on addressing the most technically complex challenges facing our customers. We intend to continue to focus our resources in close consultation with our customers to address their most technically complex challenges through further integration into their system development process. We believe that such a consultative approach as part of our customers' product development processes will enable us to broaden the scope of our customer engagements and result in stronger customer relationships.

  •
  Focus on product customization through embedded software. We believe that our embedded software-based approach to product customization represents the best practice model in our industry because it enables us to produce multiple product functionalities using common hardware platforms. We believe that our competitors require multiple hardware platforms to replicate the same product functionality. We believe that our approach results in increased efficiency and profits and will allow us to integrate additional functionality into our optical subsystems. We intend to continue to utilize our proprietary embedded software product strategy in all of our future initiatives.

  •
  Continue to invest in and enhance research and development. Our significant investment in research and development to-date has allowed us to develop proprietary products, such as our FTTH transmitters, and extensive process expertise. In addition, we have also developed sophisticated expertise related to electronic circuitry and embedded software used in our products. We plan to continue to invest and support our research and development efforts.

  •
  Continue to shorten product development and production lead times. We intend to leverage our integrated in-house design, manufacturing and testing abilities to continue to minimize product development and production lead times. We intend to further streamline our design and manufacturing processes through greater integration of our engineering and manufacturing functions.

  •
  Pursue acquisition opportunities that are complementary to our strategy. We intend to pursue acquisition opportunities that we believe will provide products and/or technologies that are complementary to or can be integrated into our current product suite. We believe that further expansion of our product suite will enable us to offer more comprehensive solutions and functionality to our customers. Our recent purchase of Engana, through which we acquired our DWP ROADM technology, is representative of the types of acquisition opportunities we intend to pursue.

  •
  Efficiently use capital. We intend to continue to focus on our core competencies of designing, manufacturing and testing optical subsystems in a capital-efficient manner. By procuring the components that are required to manufacture our optical subsystems from third-party suppliers instead of manufacturing them in-house, we have had relatively low capital expenditure requirements and have been able and will continue to be able to sell our products at competitive prices.

Our Products

        Our products are used from the core to the edge of communications networks. The optical networking equipment industry generally defines network segments of a network as long haul, metro, and access networks. Carriers all have unique networks and the challenge for our customers is to provide agile solutions that can be utilized by all carriers, whether they are traditionally voice, wireless, data communication or cable TV operators.

Access networks

        We deliver products which enable access networks to be upgraded for advanced voice, video and other data services. As with long haul and metro networks, we sell transceiver and transmitter products that enable carriers to transport increasing network traffic volume. Access networks transmit data over optical fiber over short distances and are characterized by meeting the need of delivering bandwidth services to the end users on the network. The type of equipment used depends on the particular strategies of the network operators. In particular, we provide high-performance optical networking products to network systems vendors servicing carriers. The products include transceivers and transmitters usable in FTTH networks and transmitters usable in hybrid fiber coaxial, or HFC, networks.

Metro networks

        Our products are also used in metro networks, many of which are currently being upgraded to operate at transmission speeds of approximately 10Gb/s. Metro networks are typically arranged in a ring configuration which transmits data around metropolitan areas over hundreds of kilometers. They are characterized by needing flexibility in distributing bandwidth throughout a regional area. Additionally, our products provide dense wavelength division multiplexing, or DWDM, technology which is an advanced form of wavelength division multiplexing, or WDM, which is a technique that combines multiple wavelengths on a single optical fiber. DWDM systems enable both bandwidth optimization and increased wavelength agility throughout the network. We supply transceiver products to metro networks and have recently launched our DWP ROADM. The groups of wavelengths or channels in a DWDM system are usually defined in terms of frequency of the channel and the channels are generally spaced at either 50 or 100 gigahertz | (0.4 or 0.8 nanometers, or nm) intervals.

Long haul networks

        We also provide transceiver subsystems to network systems vendors, for integration into long haul networks. These networks transmit data over optical fiber with distances ranging from hundreds of meters to thousands of kilometers. Our products provide both time division multiplexed, or TDM, a technique that places multiple data streams in a single link at varying time intervals, and DWDM capabilities. We supply transceiver and subsystem products to long haul networks including our DWP ROADMs. These subsystem applications are characterized by high technical complexity and typically these systems operate over very long distances, requiring very high levels of product performance.

Product suite

        We believe we sell the industry's most complete product line of serial optical 10Gb/s transceivers, including products that support all variants for the 300 pin, XENPAK, and XFP standards. 300 pins are optical transmitters and receivers in a single package that can be used in SONET systems, meaning a synchronous optical network, and also known as SDH, meaning synchronous digital hierarchy, as well as DWDM networks. 300 pin products combine lasers to transmit and photodetectors to receive signals with high-speed integrated circuits to perform functions such as system alarming, clock recovery and 16 input multiplexing and 16 output demultiplexing. XFP is a standard for serial fiber optical transceivers that allow transfer rates up to 10Gb/s. XFP is protocol independent, and protocols that can be used over XFP include Ethernet, Fibre Channel, and SONET or SDH. XFP is used in telecommunications routing, and its benefits include a small form factor and low power consumption. XENPAK is a standard that defines a type of fiber optic transceiver subsystems that are compatible with the 10Gb/s Ethernet standard. Each of these transceivers support the particular requirements of the network systems vendors, such as wavelength agility and complex modulation formats, and include proprietary technology to differentiate the products.

        We recently launched our DWP ROADM wavelength management products designed to meet the needs of next generation "wavelength agile" networks that will allow dynamic switching of individual wavelengths. The need for carriers to upgrade and reduce the costs of their networks is driving the deployment of other next generation network systems that are designed to enable dynamic wavelength management.

        The tables below describe our products as used in a network and their various applications and functions.

Products	Function	Application
300 pin transceivers	Integrated subsystem that generates and receives 10Gb/s optical data from optical fiber links.	Used in access, metro and long haul fiber optic networks operating at 10Gb/s.
XENPAK transceivers	Integrated subsystem that generates and receives 10Gb/s optical data from optical fiber links.	Used in 10Gb/s Ethernet systems for high speed fiber optic interfaces in long haul and metro networks.
XFP transceivers	Integrated subsystem which generates and receives 10Gb/s optical data from optical fiber links.	Used in access, metro, long haul and storage area network applications for fiber optic transmission systems operating at 10Gb/s.

        300 pin, XENPAK and XFP transceivers are highly integrated transceiver subsystems used for the transmission of 10Gb/s optical signals over optical fiber in transport networks at distances up to thousands of kilometers. Each includes high speed optical components and integrated circuits and embedded software.

Products	Function	Application
DWP ROADM	Control and management of optical signals in a DWDM network.	Wavelength selective switching and reconfigurable optical add/drop multiplexing used in long haul and metro networks.

        Our dynamic wavelength processor is a highly configurable platform for wavelength management in a DWDM network and provides a highly flexible wavelength selective switch capable of operating on both 50 and 100GHz International Telecommunications Union grids, the capability for in-service upgrades of functionality and integration of additional system functionality, including channel monitoring and channel contouring.

Products	Function	Application
HFC externally modulated transmitter subsystem	Integrated subsystem that transmits 1550nm signals over optical fiber links for video and data distribution in HFC cable TV network systems.	HFC cable TV systems used in metro and access networks.
HFC distribution transmitter subsystem	Integrated subsystem that transmits 1310nm signals over optical fiber links for video and data distribution in HFC cable TV network systems.	HFC cable TV systems used in metro and access networks.
HFC quadrature amplitude modulation, or QAM, distribution transmitter subsystem	Integrated subsystem that transmits 1550nm signals over optical fiber links for data distribution in HFC cable TV network systems.	HFC cable TV systems used in metro and access networks.
FTTH headend transmitter subsystem	Integrated subsystem that transmits 1550nm signals over optical fiber links for data distribution in FTTH network systems.	FTTH systems used in access networks.

        The HFC externally modulated transmitter subsystem, HFC QAM distribution transmitter subsystem and FTTH headend transmitter subsystem are highly integrated transmitter subsystems used for the transmission of analog and QAM digital signals over optical fiber in cable TV and telecommunication networks. Each includes high speed optical components, high speed integrated circuits and embedded software.

Customers and Customer Support

        We generally negotiate the sale of our products directly with network systems vendors. Many of the purchase orders for our products are received from contract manufacturers on behalf of one or more network systems vendors following our direct negotiation with the applicable network systems vendors.

The table below provides detail on those customers who represented more than 10% of our revenues for the fiscal year ended July 30, 2005 and the fiscal year ended July 29, 2006.

	Year ended
	July 30, 2005%
	(in thousands)
Sanmina(1)	$12,696	34.2%
Celestica(1)	8,265	22.3
	Year ended
	July 29, 2006%
	(in thousands)
Cisco/Scientific Atlanta	$13,723	19.8%
Ericsson/Marconi	12,051	17.3
Celestica(1)	8,840	12.7
Sanmina(1)	8,237	11.9

(1)
Celestica and Sanmina are contract manufacturers that purchase our products on behalf of several of our network systems vendor customers.

        As part of our strategy to enable our customers to shorten their product development cycles and improve their time to market, we focus our resources in close consultation with our customers to address their most complex challenges through further integration into their product development process and deliver high-performance optical subsystems. We believe such a consultative approach as part of our customers' product development process enable us to broaden the scope of our customer engagements and respond quickly to customer issues, including diagnosis of an issue and to provide the support needed to render a solution.

Manufacturing and Operations

        We consider manufacturing to be one of our core competencies and believe our in-house manufacturing processes to be a significant competitive advantage. We have invested, and expect to continue to invest, significant capital into designing and implementing our manufacturing processes and operations infrastructure. We have made significant efforts to design our products to be manufacturable in high volumes and to ensure that product designs are continually optimized for manufacturability. Similarly, we have invested substantial resources aimed at automating much of the manufacturing process. We have designed and implemented several sophisticated automated and semi-automated manufacturing systems and processes that we believe will enable us to lower product costs and increase manufacturing yields. We have developed sophisticated automated and semi-automated manufacturing systems and processes to:

  •
  tune and test transceiver products;

  •
  tune and test ROADMs;

  •
  assemble transceivers and transmitters;

  •
  populate printed circuit boards; and

  •
  terminate optical fiber connectors.

Sales and Marketing

        We principally market and sell our optical subsystems directly to network systems vendors in North America, Europe and the Middle East. We also have sales representatives in Asia, Europe, the Middle

East and South America. We use a variety of marketing programs to increase awareness of our products to our customers, including trade shows, advertising in trade media, and presentations at technical conferences. We generally negotiate the sale of our products directly with network systems vendors. Many of the purchase orders for our products are received from contract manufacturers on behalf of one or more of our network systems vendor customers following our direct negotiation with the applicable network systems vendors.

Research and Development

        Our research and development organization possesses significant expertise in the areas of photonics, optic design, electronics, embedded software and optical networking. This organization develops specific products as well as underlying technologies and processes that can be used across a broad set of product platforms. Our research and development organization and manufacturing organizations are responsible for the design, manufacture, testing, and distribution of our products. Our research and development organization works closely with our manufacturing and operations organization to ensure that new products are quickly brought to market, that products meet customer and industry specifications, and that high-quality standards are maintained throughout the development and production processes. We believe that the co-location of our research and development and our manufacturing and operations organizations within our facilities provides us an advantage in meeting these goals.

Competition

        The optical networking equipment industry is extremely competitive and is characterized by continuous innovation. We compete with other vendors of optical subsystems, many of which have product offerings and revenue bases significantly larger than ours. Several of our competitors have preferred supplier relationships with network systems vendors. Despite these competitive dynamics, we have been able to grow our revenues every fiscal year since our founding.

        Over the past several years, there have been a number of mergers, acquisitions and divestitures in the optical networking equipment industry. This has resulted in a more consolidated vendor base relative to five years ago. Also, several network systems vendors who once had captive component and subsystem research and development and manufacturing capabilities have since de-emphasized their focus on research and development and optical hardware manufacturing to increase their focus on their core competencies providing higher value-added solutions, services and software to carriers. We believe this has created an opportunity for us to develop and manufacture more complex and integrated optical subsystem hardware products.

        The principal competitive factors in our industry include price, product performance, quality, ability to meet customer specifications, time to market, time to delivery, technical support capabilities, breadth of product offerings, and record of innovation. We believe that our optical subsystems compare favorably to our competitors' products in the markets in which we compete.

        Our competitors in the market for 300 pin transceivers include Fujitsu, Intel and Opnext. In the XENPAK transceiver market and the XFP transceiver market we compete against Agilent, Finisar, Intel and Opnext. In the ROADM market, we compete predominantly against JDSU. EMCORE is our main competitor in the HFC externally modulated transmitter subsystem, HFC distribution transmitter subsystem and HFC QAM distribution subsystem markets. We believe that we currently do not have any direct competitors for our FTTH headend transmitter subsystem.

Patents and Other Intellectual Property Rights

        We rely on copyright and trade secret law to protect our technology. Additionally, we have developed a brand that has accumulated substantial recognition in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret and trademark rights. We regard our internally-developed software embedded in our products as proprietary and utilize a combination of copyright, trade secret laws, internal security practices and employee non-disclosure agreements for intellectual property protection. We believe that we hold all proprietary rights necessary to conduct our business.

        We have three patents issued by the U.S. Patent and Trademark Office and eleven patent applications pending, one of which is also pending approval in the Japanese patent office and one of which is also pending approval in both the Japanese and European patent offices. We have also filed four Patent Cooperation Treaty, or PCT, applications with the Australian patent office that are pending approval.

Employees

        As of July 29, 2006, we had 165 full-time employees and 8 part-time employees located in the United States and abroad. Of our 173 total employees, 74 were in research and development, 69 were in production and operations, 10 were in sales and marketing and 20 were in finance and administration. We consider our relationships with our employees to be good. In addition, none of our employees are represented by a labor union.

Facilities

        Our corporate headquarters are located in Chalfont, Pennsylvania, where we lease approximately 36,403 square feet of space. This lease would have expired October 31, 2009, but we exercised our early termination right on October 6, 2006. In connection with the early termination of this lease, we had to pay an early termination fee of $141,062. Starting on January 1, 2007, our headquarters will be in Horsham, Pennsylvania where we will be leasing approximately 63,757 square feet. This lease will expire on January 1, 2010. We also lease approximately 4,260 square feet of space in Sydney, Australia, the headquarters of our subsidiary, Optium Australia. This lease expires on September 14, 2007. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

        We also lease approximately 23,817 square feet of space in Orlando, Florida not used for our current operations. This lease expires April 30, 2008. Of the approximately 23,817 square feet we lease in Orlando, Florida, we sublease 14,500 square feet to a third party and 8,500 square feet to another third party. The Orlando, Florida subleases expire on March 31, 2008 and April 30, 2008, respectively.

Legal Proceedings

        In December 2004, we terminated our relationship with Appletec Limited, an Israeli company that was assisting us with our sales efforts in Israel. Beginning in February 2005 and through May 2005, we received correspondence from Appletec claiming we owed Appletec sales commissions. We do not believe that we owe any further commissions to Appletec. However, in June 2005 we sent a letter to Appletec's counsel proposing a settlement. We did not receive a response to our proposal and Appletec filed an action in Israel against us and a consultant of ours alleging damages in an amount of approximately $1,800,000. We intend to defend ourselves vigorously and we do not expect the ultimate outcome of this matter to have a material adverse effect on our business or financial position.

        On September 11, 2006, JDS Uniphase Corporation and EMCORE Corporation filed a complaint in the United States District Court for the Western District of Pennsylvania alleging that our 1550 nm HFC externally modulated transmitter, in addition to possibly "products as yet identified," infringes on two U.S. patents. Since discovery has not yet commenced, we are unable to determine the ultimate outcome of this litigation. During the fiscal year ended July 29, 2006, sales of our 1550 nm HFC externally modulated transmitter represented less than 5% of our revenues. The plaintiffs are seeking for the court to declare that we have willfully infringed on such patents and to be awarded up to three times the amount of any compensatory damages found, if any, plus any other damages and costs incurred. We intend to vigorously defend the claims asserted against us and we believe that we have meritorious defenses.

        From time to time, we may be involved in other disputes or litigation relating to claims arising out of our operations. We are not currently a party to legal proceedings we view as material, including the above described matter.

Backlog

        As of July 30, 2005 and July 29, 2006, we had approximately $7.3 million and $22.6 million, respectively, in backlogged orders for our products.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of September 15, 2006.

Name	Age	Position
Eitan Gertel	44	Chairman of the Board, President and Chief Executive Officer
Christopher Brown	39	General Counsel and Vice President of Corporate Development
Mark Colyar	43	Senior Vice President of Engineering and General Manager
Steven Frisken	43	Vice President of Wavelength Products
Anthony Musto	46	Vice President of Sales and Marketing
Raymond Nering	49	Business Unit Vice President of Optical Subsystems
Simon Poole	48	Vice President of Business Development
David Renner	38	Chief Financial Officer
James Barbookles	57	Director
Christopher Crespi(1)(2)(3)	43	Director
Kerry DeHority(3)	44	Director
Steven Foster(2)(3)	44	Director
Russell Johnson	57	Director
Morgan Jones(1)(2)	37	Director

(1)
Member of the compensation committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the audit committee.

        Eitan Gertel has served as our president and as a director since March 2001 and as chief executive officer and chairman of the Board since February 2004. Mr. Gertel worked as vice president and general manager of the former transmission systems division, or TSD, of JDSU from 1995 to 2001. JDSU is a provider of broadband test and management solutions and optical products. Mr. Gertel holds a B.S.E.E. from Drexel University.

        Christopher Brown has served as our general counsel and vice president of corporate development since August 2006. Prior to this, Mr. Brown was a partner at the law firm of Goodwin Procter LLP from January 2005 to August 2006, and a partner at the law firm of McDermott Will & Emery from January 2003 to January 2005 and an associate from March 2000 to January 2003. Mr. Brown holds a B.A. in Economics and a B.A. in Political Science from the University of Massachusetts at Amherst and a J.D. from Boston College Law School.

        Mark Colyar has served as our senior vice president of engineering since April 2001 and our general manager since February 2004. Mr. Colyar served in various positions at JDSU's former TSD division from November 1995 to April 2001, including as the director of sales and marketing, vice president of engineering and vice president of operations. Mr. Colyar holds a B.S.E.E. from Drexel University.

        Steven Frisken has served as our vice president of wavelength products since March 2006. Dr. Frisken served Engana as chief executive officer from July 2005 to March 2006, joint chief executive officer from January 2002 to July 2005 and chief technology officer from January 2002 until March 2006. Prior to this, Dr. Frisken was a co-founder of Photonic Technologies, a provider of micro-optic components for telecommunications, which was acquired by Nortel Networks in 2000, and served as director of research and development at Nortel Networks (Photonics) and as the head of operations of Nortel Networks (Photonics), an optical development and manufacturing division of Nortel Networks, a provider of communications equipment, from 2000 to 2001. Dr. Frisken holds a B.Sc. and a Ph.D. in physics from the University of New South Wales.

        Anthony Musto has served as our vice president of sales and marketing since April 2001. Mr. Musto worked at JDSU as director of marketing from 1999 to 2001. Mr. Musto holds a B.S.E.E. from Penn State University.

        Raymond Nering has served as our business unit vice president of optical subsystems since February 2006. Mr. Nering worked as director of product management, active components at JDSU from January 2003 through December 2005, and as director of strategic marketing at Agere Systems from April 2000 through January 2003. Mr. Nering holds a B.S.E.E. from New Jersey Institute of Technology.

        Simon Poole has served as our vice president of business development since March 2006. Dr. Poole served as vice president of business development for Engana from July 2005 until March 2006. Dr. Poole was a founder of Engana and served as its joint chief executive officer from January 2002 until July 2005 and its chief executive officer from September 2001 to January 2002. Prior to this, Dr. Poole was the founder and chief executive officer of Indx Pty. Ltd., a provider of fiber Bragg gratings, which was acquired in October 1997 by Uniphase, now a part of JDSU, and served JDSU Australia as general manager from the time of such acquisition to April 1998 and as technical director from April 1998 to February 2001. Dr. Poole holds a B.Sc. in electrical engineering and a Ph.D. in optical fibers from Southampton University.

        David Renner has served as our chief financial officer since February 2004 and served as our vice president of finance and administration from May 2002 through January 2004. Mr. Renner worked for us as a consultant in the areas of financial reporting, forecasting and enterprise resource planning from January 2002 through April 2002. Prior to this, Mr. Renner worked as the corporate director of financial shared services for JDSU in 2001 and as the director of finance at JDSU's former TSD division from 1999 to 2001. Mr. Renner holds a B.A. in business administration from the University of San Diego.

        James Barbookles has served as a director since September 2006. Mr. Barbookles is the chairman and chief executive officer of Nova Analytics Corporation and Nova Technologies Corporation, suppliers and integrators of electrochemistry and flow analysis instrumentation. Mr. Barbookles joined Nova Analytics Corporation in September 2003 and Nova Technologies Corporation in June 2006. Prior to joining Nova Analytics Corporation, Mr. Barbookles served as president and chief executive officer of Orion Research Inc. and Thermedics Detection Inc., wholly owned subsidiaries of Thermo Electron Corporation, from December 1995 through March 2003. Mr. Barbookles holds a B.S. in electrical engineering from Buffalo State University and a M.B.A. from Renssalaer Polytechnic Institute.

        Christopher Crespi has served as a director since November 2005. Mr. Crespi is co-founder and president of Pacific Realm, LLC, a small investment fund which invests in private growth companies and equity funds. Mr. Crespi worked as managing director of Banc of America Securities LLC from

November 1999 until his retirement in January 2004. Mr. Crespi holds a B.S.E.E. from University of California at Davis and an M.B.A. from Kellogg Graduate School of Management at Northwestern University.

        Kerry DeHority has served as a director since March 2006. Mr. DeHority is the chief executive officer of Global Upside Corp., an outsourcing solutions provider for finance, accounting and document management. Prior to Global Upside, Mr. DeHority held multiple senior management positions within JDSU. From 1997 to 2000, Mr. DeHority served as vice president and corporate controller for JDSU and was vice president of business development concentrating on the company's merger and acquisition efforts during 2000 and 2001. Mr. DeHority has held certified public accountant licenses in the states of Virginia and California and holds a B.S. in accounting from Old Dominion University.

        Steven Foster has served as a director since March 2004. Mr. Foster is a managing director at TPG Ventures, a venture capital firm and a stockholder of Optium. Mr. Foster has been with TPG Ventures since 2000. Mr. Foster was a partner at Crosspoint Venture Partners, a venture capital firm from 1998 to 2000 and a director of business development for 3Com Corporation from 1995 to 1998. Mr. Foster holds a B.S. in commerce from Santa Clara University and an M.B.A. from Kellogg Graduate School of Management at Northwestern University.

        Russell Johnson has served as a director since March 2004. Mr. Johnson is a partner at Kalkhoven, Pettit, Levin & Johnson Ventures LLC, a venture capital firm and a stockholder of Optium. Mr. Johnson worked as senior vice president of global sales and marketing at JDSU from May 1998 to September 2000. Mr. Johnson holds a B.S.E.E. from New Mexico State University and an M.B.A. from Purdue University.

        Morgan Jones has served as a director since November 2000. Mr. Jones is a general partner at Battery Ventures, a venture capital firm and a stockholder of Optium. Mr. Jones has been with Battery Ventures since 1996. Mr. Jones holds a B.S. in engineering science from Harvard University and an M.S. in electrical engineering from Stanford University.

        There are no family relationships among any of our directors or executive officers.

Board Composition

        We currently have six directors, all of whom were elected as directors under the board composition provisions of our stockholders agreement and our certificate of incorporation. We currently have one vacancy on our board of directors. Our nominating and corporate governance committee is currently considering several possible candidates and this vacancy is expected to be filled by our directors pursuant to our by-laws from among the candidates recommended by this committee. The board composition provisions of our stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. We have determined that each of Christopher Crespi, Kerry DeHority, Steven Foster and Morgan Jones qualify as independent directors under the rules of the NASDAQ Global Market.

        Following the closing of this offering, our board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (Messrs. Foster and Johnson), two Class II directors (Messrs. Barbookles and Jones) and three Class III directors (Messrs. Crespi, DeHority and Gertel), whose initial terms will expire at the annual meetings of stockholders held in 2007, 2008 and 2009, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and SEC rules and regulations.

        Audit Committee.    Christopher Crespi, Kerry DeHority and Steven Foster currently serve on the audit committee. Mr. DeHority is the chairman and financial expert of our audit committee. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

  •
  establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

  •
  preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

        Compensation Committee.    Christopher Crespi and Morgan Jones currently serve on the compensation committee. Mr. Crespi is the chairman of our compensation committee. The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

  •
  evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

  •
  reviewing and approving the compensation of our other executive officers;

  •
  overseeing and administering our compensation, welfare, benefit and pension plans and similar plans; and

  •
  reviewing and making recommendations to the board with respect to director compensation.

        Nominating and Corporate Governance Committee.    Christopher Crespi, Steven Foster and Morgan Jones currently serve on the nominating and corporate governance committee. Mr. Jones is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  developing and recommending to the board criteria for board and committee membership;

  •
  establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

  •
  identifying individuals qualified to become board members;

  •
  recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

  •
  developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

  •
  overseeing the evaluation of the board and management.

Director Compensation

        Following completion of this offering, our directors (other than employees and directors associated with our significant investor stockholders) will be entitled to receive upon joining our board of directors an option to purchase 16,666 shares of our common stock with a per share exercise price equal to the fair market value on the date of grant. This option will vest monthly over a three year period and accelerate in full upon a change in control of us. In addition, the chairmen of the three committees listed above will each receive a stock option grant to purchase an additional 4,166 shares at the end of each year of service and the other members of these committees will each receive a stock option grant to purchase an additional 1,666 shares at the end of each year of service. These additional grants will have the same pricing, vesting and acceleration provisions as provided for in the initial 16,666 share grants described above. Our board of directors will be entitled to make further equity incentive grants and/or cash compensation to any or all of our directors as it deems appropriate.

        Prior to the adoption of the director compensation policies described above, we granted stock options to three of our non-employee directors. After joining our board of directors in November 2005, Christopher Crespi was granted an option to purchase 12,500 shares of our common stock. This option vests over a four year period with 25% of the grant vesting one year following the date of grant and the balance vesting monthly over the subsequent three years. Upon joining our board of directors on March 2006, Kerry DeHority was granted an option to purchase 16,666 shares of our common stock. At the same time, Mr. Crespi was granted an additional option to purchase an additional 20,833 shares of our common stock. These options vest monthly over a three year period from the date of grant and the vesting of these options accelerates in full upon any change in control of us. In April 2006, Russell Johnson was granted an option to purchase 37,500 shares of our common stock. As a result of our adoption of our director compensation policy in June 2006, Mr. Johnson determined to voluntarily forfeit his stock option grant in June 2006, because his receipt of the grant was inconsistent with the director compensation policy adopted after the receipt of his grant. On September 11, 2006, Kerry DeHority was granted an additional option to purchase 4,166 shares of our common stock. All of the options described above were granted with per share exercise prices equal to the fair market value of a share of our common stock on the date of grant as determined by our board of directors, other than the options granted to Mr. Johnson, which were granted with a per share exercise price equal to 110% of the fair market value of a share of our common stock on the date of grant as determined by our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Compensation earned

        The following summarizes the compensation earned during the fiscal years ended July 30, 2005 and July 29, 2006, by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on July 29, 2006. We refer to these individuals as our "named executive officers." The compensation in this table does not include certain perquisites and other personal benefits received by our named executive officers that did not exceed the lesser of $50,000 or ten percent of any officer's total compensation reported in this table.

Summary Compensation Table

Name and principal position	Fiscal year	Salary	Bonus		Securities underlying options	All other compensation(1)
Eitan Gertel Chairman of the Board, President and Chief Executive Officer	2005 2006	$164,038 211,539	$	— 285,000	104,166 166,666	$3,239 4,230
Christopher Brown(2) General Counsel and Vice President of Corporate Development	2005 2006	— —		— —	— —	— —
Mark Colyar Senior Vice President of Engineering and General Manager	2005 2006	190,000 190,000		— 99,000	37,500 91,666	2,779 3,800
Anthony Musto Vice President of Sales and Marketing	2005 2006	172,308 176,000		— 78,400	25,000 91,666	3,800 3,520
David Renner Chief Financial Officer	2005 2006	150,000 150,000		— 64,000	25,000 91,666	3,434 3,000

(1)
Includes 401(k) matching contributions but excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such named executive officer's total annual compensation reported in this table.

(2)
Mr. Brown joined us in August 2006. Mr. Brown's current base salary is $190,000 per year.

Option grants in last fiscal year

        The following table presents all grants of stock options during the fiscal year ended July 29, 2006 to each of our named executive officers. We have not granted any stock appreciation rights. The option grants listed below were made under our 2000 Stock Incentive Plan, as amended, at exercise prices equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until its expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

        The percentage of total options granted to employees in the fiscal year ended July 29, 2006 shown in the table below is based on options to purchase an aggregate of 712,090 shares of common stock granted in the fiscal year ended July 29, 2006.

        In general, options granted to new employees in fiscal year 2006 vest over four years, with 25% vesting on the first anniversary of the grant date and remaining vesting in equal monthly installments over the subsequent three years. Options granted to existing employees generally vest over four years in equal monthly installments.

	Individual grants
					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted	% of total options granted to employees in fiscal year 2006
Name			Exercise price per share	Expiration date
					5%	10%
Eitan Gertel	125,000	17.6%	$5.40	2/14/2016	$1,718,822	$2,549,226
	41,666	5.9	$5.76	3/14/2016	548,129	809,911
Christopher Brown	—	—	—	—	—	—
Mark Colyar	91,666	12.9	$9.24	4/14/2016	722,719	1,063,575
Anthony Musto	91,666	12.9	$9.24	4/14/2016	722,719	1,063,575
David Renner	91,666	12.9	$9.24	4/14/2016	722,719	1,063,575

Option exercises in last fiscal year and fiscal year-end option values

        The following table sets forth certain information concerning the number and value of options exercised by the named executive officers during the fiscal year ended July 29, 2006, if any, and the number and value of any exercised and unexercised options held by the named executive officers as of July 29, 2006. There was no public market for our common stock as of July 29, 2006. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at July 29, 2006 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and the per share option exercise price.

			Number of securities underlying unexercised options as of July 29, 2006
					Value of unexercised in-the-money options as of July 29, 2006
	Number of shares acquired on exercise
Name		Value realized
			Exercisable(1)	Unexercisable(1)	Exercisable(1)	Unexercisable(1)
Eitan Gertel	—	$—	297,010	236,115	$4,063,466	$2,513,447
Christopher Brown	—	—	—	—	—	—
Mark Colyar	—	—	71,613	130,470	994,890	1,011,319
Anthony Musto	—	—	48,176	114,324	671,678	791,572
David Renner	20,833	182,500	35,025	119,141	470,301	856,616

(1)
All of the stock options held by Messrs. Gertel, Colyar, Musto and Renner were exercisable as of July 29, 2006. However, if such stock options had been exercised as of July 29, 2006, a portion of the shares issuable upon exercise would have been subject to a right of repurchase by us at a per share price equal to the lesser of cost or fair market value at the time of repurchase in the event that the applicable employee's service relationship were terminated as of such date without any acceleration of vesting of such shares. This right of repurchase would expire periodically on the same vesting schedule as that for the applicable stock option. Therefore, for purposes of the table above, any shares that were exercisable but subject to a right of repurchase as of July 29, 2006 are shown as "unexercisable."

Employee Benefit Plans

2000 Stock Incentive Plan

        Our 2000 Stock Incentive Plan, as amended, was adopted by our board of directors and approved by our stockholders in November of 2000 and amended on July 25, 2002, January 31, 2003, June 29, 2005,

March 5, 2006 and April 14, 2006. Our 2000 Stock Incentive Plan, as amended, is administered by the compensation committee of our board of directors. The compensation committee has the full authority and discretion to interpret the 2000 Stock Incentive Plan, as amended, and to apply its provisions. Stock options granted under our 2000 Stock Incentive Plan, as amended, have a maximum term of ten years from the date of grant and incentive stock options to persons who hold less than ten percent of the total combined voting power have an exercise price of no less than the fair market value of the common stock on the date of grant. Grants to persons who hold ten percent or more of the total combined voting power have an exercise price of no less than 110% of the fair market value of the common stock on the date of grant. Options granted under our 2000 Stock Incentive Plan, as amended, are not transferable other than by will or the laws of descent and distribution unless the grantee is incapacitated, in which case, the legal guardian or representative may exercise the rights of grantee.

        We have reserved 3,457,073 shares of our common stock for the issuance of awards under our 2000 Stock Incentive Plan. As of July 29, 2006, there were outstanding options under our 2000 Stock Incentive Plan, as amended, to purchase a total of 1,651,766 shares of our common stock and a total of 1,486,394 shares of common stock were outstanding that had been issued as restricted stock grants or upon exercise of vested stock options under this plan. No additional awards will be granted under our 2000 Stock Incentive Plan after this offering and any reserved shares not issued or subject to outstanding stock options will be eliminated.

        Stock appreciation rights may be granted under our 2000 Stock Incentive Plan, as amended. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and a specified price which shall not be less than the exercise price of the last option granted. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock. Stock appreciation rights granted in connection with a non-qualified stock option granted under the 2000 Stock Incentive Plan, as amended, may be transferred but only with the non-qualified stock option and stock appreciation rights not granted in connection with a non-qualified stock option are not transferable other than by (A) will or laws of descent and distribution except if the grantee is incapacitated, in which case, the legal guardian or representative may exercise the rights of the grantee or (B) as a bona fide gift to (i) a spouse, lineal descendant or a lineal ascendant, (ii) a partnership of which the partners are those individuals described in clause (i) or (iii) a trust for the benefit of those individuals described in clause (i). A stock appreciation right granted in connection with an incentive stock option may only be exercised to the extent the related incentive stock option may be exercised.

        Restricted stock awards may also be granted under our 2000 Stock Incentive Plan, as amended. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The compensation committee will determine the number of shares of restricted stock granted to any employee. Restricted stock may be transferred as a bona fide gift to a (i) spouse, a lineal descendant or a lineal ascendant, (ii) a partnership whose partners are the individuals described in clause (i) or (iii) a trust for the benefit of the individuals described in clause (i).

        In the event of a change in control of us occurs and the agreements effectuating the change of control do not provide for the assumption of the options, stock appreciation rights or stock awards granted under the 2000 Stock Incentive Plan, as amended, then, except as set forth in an applicable stock incentive agreement, such options, stock appreciation rights and stock awards shall be governed by applicable law and the documents effectuating the change in control. No awards may be granted under the 2000 Stock Incentive Plan, as amended, after November 2010. There are addenda to our 2000 Stock Incentive Plan, as amended, applicable to employees located in California and the United Kingdom that are necessary for grants to such employees to comply with certain state and foreign securities' laws.

2006 Stock Option and Incentive Plan

        Our 2006 Stock Option and Incentive Plan, or the 2006 Option Plan, was adopted by our board of directors on August 17, 2006 and approved by our stockholders on October 10, 2006. The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, unrestricted stock awards, restricted stock awards and cash-based awards. We have initially reserved 283,333 shares of our common stock for the issuance of awards under the 2006 Option Plan. The 2006 Option Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase at the beginning of every quarter of each fiscal year, beginning in January 2007, by a number equal to 0.75% of the outstanding number of shares of our common stock. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2006 Option Plan and under our 2000 Stock Incentive Plan also will be available for future awards.

        The 2006 Option Plan is administered by our compensation committee. The compensation committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan. The compensation committee may delegate to any of our executive officers all or part of its authority and duties with respect to the granting of awards, subject to certain limitations described in the 2006 Option Plan. All full-time and part-time officers, employees, directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2006 Option Plan.

        The exercise price of stock options awarded under the 2006 Option Plan may not be less than the fair market value of the common stock on the date of the option grant. The compensation committee will determine at what time or times each option may be exercised, the term of the option (provided that in no event may the term of an option exceed ten years from the date of grant) and, subject to the provisions of the 2006 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised. In addition, any options that are intended to be "incentive stock options" will contain such terms and conditions as required by the applicable provisions of the Internal Revenue Code.

        Stock appreciation rights may be granted under our 2006 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable.

        Restricted stock and deferred stock awards may also be granted under our 2006 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are forfeited back to us. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine. The compensation committee will determine the number of shares of restricted stock or deferred stock awards granted to any employee. Our 2006 Option Plan also gives the compensation committee discretion to grant stock awards free of any restrictions and cash-based awards that are subject to the terms, conditions and restrictions determined by the compensation committee at the time of grant. The compensation committee also may grant awards under our 2006 Option Plan that are intended to be "qualified performance-based" compensation under section 162(m) of the Internal Revenue Code.

        Unless the compensation committee provides otherwise, our 2006 Option Plan does not generally allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. In the event of an acquisition (as defined in the 2006 Option Plan), our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under the 2006 Option Plan, make appropriate provision for the continuation or assumption of such awards.

        No awards may be granted under the 2006 Option Plan after August 17, 2016. In addition, our board of directors may amend or discontinue the 2006 Option Plan at any time and the compensation committee may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the compensation committee may not "reprice" or otherwise reduce the exercise price of outstanding stock options.

        There are currently no outstanding options to purchase shares of our common stock under our 2006 Option Plan and 283,333 shares of our common stock are available for future issuance or grant under our 2006 Option Plan.

401(k) plan

        We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Agreements with Executive Officers and Employees

        We have employment agreements with Eitan Gertel, Mark Colyar, Anthony Musto and David Renner.

        Mr. Gertel, our chief executive officer, executed a three year employment agreement on April 14, 2006. The agreement entitles Mr. Gertel to a base salary of $250,000 and other incentive compensation as determined by the board of directors. In the event that Mr. Gertel is terminated without cause, we will be obligated to pay one year severance to him and two years severance if such termination occurs within one year following a change in control of us. In addition, if he terminates his employment with us as the result of a demotion, reduction in base salary or involuntary relocation, referred to as a constructive termination event, we will be obligated to pay him one year severance (two years if such termination occurs within one year following a change in control of us).

        Mr. Brown, our general counsel and vice president of corporate development, executed a two year employment agreement on August 28, 2006. The agreement entitles Mr. Brown to a base salary of $190,000 and other incentive compensation as determined by the board of directors. In the event Mr. Brown is terminated without cause, we will be obligated to pay one year severance to him, and if Mr. Brown terminates his employment with us as a result of a constructive termination event within one year of a change of control of us, we will also be obligated to pay one year severance to him.

        Mr. Colyar, our senior vice president and general manager, executed a two year employment agreement on April 14, 2006. The agreement entitles Mr. Colyar to a base salary of $190,000 and other incentive compensation as determined by the board of directors. In the event that Mr. Colyar is terminated without cause, we will be obligated to pay one year severance to him, and if Mr. Colyar terminates his employment with us as the result of a constructive termination event within one year of change in control of us, we will also be obligated to pay one year severance to him.

        Mr. Musto, our vice president of sales and marketing, executed a two year employment agreement on April 14, 2006. The agreement entitles Mr. Musto to a base salary of $176,000 and other incentive compensation as determined by the board of directors. In the event that Mr. Musto is terminated without cause, we will be obligated to pay one year severance to him, and if Mr. Musto terminates his employment with us as the result of a constructive termination event within one year of change in control of us, we will also be obligated to pay one year severance to him.

        Mr. Renner, our vice president and chief financial officer, executed a two year employment agreement on April 14, 2006. The agreement entitles Mr. Renner to a base salary of $150,000 and other incentive compensation as determined by the board of directors. In the event that Mr. Renner is terminated without cause, we will be obligated to pay one year severance to him, and if Mr. Renner terminates his employment with us as the result of a constructive termination event within one year of change in control of us, we will also be obligated to pay one year severance to him.

        Each of our executive officers and other employees is a party to an agreement regarding confidentiality, non-competition and inventions assignment. These agreements require the applicable employee to refrain from competing with us or employing or soliciting our employees, customers or suppliers for a period of one year following termination of employment.

        Each of our employees in Australia is also party to an employment contract typical for an Australian employee. There are no severance obligations under these agreements but we must give four weeks notice of termination of employment. Steven Frisken and Simon Poole are each a party to such an agreement.

Limitation of Liability and Indemnification

        As permitted by Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our by-laws provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

        We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of our directors and these executive officers to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than compensation agreements and other arrangements which are described as required in "Management" and the transactions described below, since August 4, 2002, the first day of our fiscal year ended August 2, 2003, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

        It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by our audit committee or another independent committee of our board of directors.

Private Placements of Securities

        In January 2003, we issued and sold an aggregate of 59,216,140 shares of series C senior convertible preferred stock at a price of $0.20144. In connection with such issuance of series C senior convertible preferred stock, 181,500 shares of series A convertible preferred stock and 733,531 shares of series B convertible preferred stock were automatically converted into shares of common stock as the result of the failure of the holders of such shares to participate in the series C senior convertible preferred stock private placement. In addition, because the per share issuance price of the series C senior convertible preferred stock was less than the per share issuance prices of the series A convertible preferred stock and the series B convertible preferred stock, the conversion ratios of such series of preferred stock into common stock were adjusted in accordance with their terms, resulting in an increase in the number of shares of common stock issuable with respect to such series of preferred stock upon conversion. In May 2004, we issued and sold an aggregate of 25,245,570 shares of series D senior convertible preferred stock at a price of $0.40621 per share. In March 2006, as part of our acquisition of Engana we issued an aggregate of 24,475,897 shares of series D-1 senior convertible preferred stock in exchange for all of the outstanding preferred stock of Engana and an aggregate of 729,361 shares of series 2 non-voting common stock, constituting all of the outstanding common stock of Engana. In connection with the closing of this offering, each share of series A convertible preferred stock will convert into 0.098 shares of common stock, each share of series B convertible preferred stock will convert into 0.118 shares of common stock, each share of series C senior convertible preferred stock and series D senior convertible preferred stock will convert into 0.083 shares of common stock. As of September 15, 2006, each share of Series D-1 senior convertible preferred stock and series 2 non-voting common stock was convertible into 0.083 shares of common stock and 1 share of common stock, respectively. In the event that the price to the public in this offering is less than $15.70 per share, the aggregate number of shares of common stock issuable upon conversion of our series D-1 convertible preferred stock will be increased and the aggregate number of shares of common stock issuable upon conversion of our series 2 non-voting common stock will be decreased. The exact amount of any such adjustments, if any, will be based on the actual per share initial public offering price. However, any such conversion adjustments will result in no change to the aggregate number of shares of common stock issuable upon conversion of our series D-1 senior convertible preferred stock and no change in the aggregate number of shares of common stock outstanding after the offering (with the exception of any increase or decrease resulting from the elimination of fractional shares). In the event that the price to the public in this offering is $14.50, which is the midpoint of the range listed on the cover page of this prospectus, each share of series D-1 senior convertible preferred stock will convert into 0.091 shares of common stock and each share of series 2 non-voting common stock will convert into 0.734 shares of common stock.

        The following table summarizes, on a common stock equivalent basis, the participation by our five percent stockholders, our directors and executive officers, and stockholders associated with some of our directors and executive officers in the private placements described above to the extent the participation of any such party in any such private placement exceeded $60,000. The number of common stock equivalents with respect to shares of series D-1 senior convertible preferred stock and series 2 non-voting common stock set forth in the following table is based on the number of shares of common stock issuable upon conversion of such shares at the time of issuance without regard to the possible conversion rate adjustments with respect to such series of stock described in the prior paragraph.

Acquiror(1)	Total common stock equivalents	Aggregate consideration paid	Series of stock
Battery Ventures	2,725,923	$7,899,953	Series C and D
KPLJ Ventures(2)	1,251,543	3,616,595	Series C and D
TPG Ventures(3)	608,121	1,743,228	Series C and D
Eitan Gertel(4)	62,053	150,000	Series C
Gina Frisken(5)(6)(7)	136,163	1,424,876	Series D-1
Steven Frisken(6)(8)	218,809	1,260,345	Series 2 Non-Voting
Russell Johnson(6)(7)(9)	47,575	490,364	Series C, D and D-1
Simon Poole(6)(7)(8)	150,731	876,102	Series C, D, D-1 and Series 2 Non-Voting

(1)
See "Principal Stockholders" for more detail on shares held by these acquirors.

(2)
Refers to Kalkhoven, Pettit, Levin & Johnson Ventures, or KPLJ Ventures.

(3)
These amounts do not include the participation of Tarrant SBIC Ventures, L.P. in the series C senior convertible preferred stock and series D senior convertible preferred stock private placements, which participation amounted to an aggregate of 608,121 common stock equivalents and an aggregate purchase price of $1,743,228. At the time of such private placements, Tarrant SBIC Ventures, L.P. was associated with TPG Ventures, L.P., but this association no longer exists.

(4)
Includes participation in the series C senior convertible preferred stock private placement by the Eitan Gertel Family Trust Dated 12/31/99 with respect to 28,160 common stock equivalents for a purchase price of $68,071. Does not include the issuance to Mr. Gertel of warrants to purchase 40,763 shares of series C senior convertible preferred stock at an exercise price of $0.60432 per share in connection with such private placement. See "—Forgiveness of Indebtedness and Related Equity Grants" for information regarding forgiveness of repayment of funds borrowed from us to fund the purchase price of the shares purchased in the series C senior convertible preferred stock private placement.

(5)
Ms. Frisken is the wife of Steven Frisken, our vice president of wavelength products.

(6)
If the conversion rate adjustments with respect to the series D-1 senior convertible preferred stock and the series 2 non-voting common stock described in the prior paragraph were to occur in connection with the closing of this offering at an assumed initial public offering price of $14.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, the aggregate number of common stock equivalents acquired by Ms. Frisken, Mr. Frisken, Mr. Johnson and Mr. Poole in the private placements described above would be 149,105, 160,650, 63,206 and 134,637, respectively, without change to the aggregate consideration paid by each.

(7)
The shares of series D-1 senior convertible preferred stock were issued in exchange for shares of preferred stock of Engana and, for the purpose of determining the aggregate per share consideration paid, such shares are assumed to have had a value of $10.46448 per common equivalent share at the time of issuance, based on the per share base liquidation value of the series D-1 senior convertible preferred stock.

(8)
The shares of series 2 non-voting common stock were issued in exchange for shares of common stock of Engana and, for the purpose determining the aggregate consideration paid in the table above only, such shares are assumed to have had a value of $5.76 per share at the time of issuance based on a contemporaneous valuation of our common stock.

(9)
Represents shares acquired individually. Does not include shares acquired by KPLJ Ventures that may be deemed beneficially owned by Mr. Johnson.

Series C Warrants

        In connection with our series C senior convertible preferred stock private placement, we issued warrants to purchase shares of series C senior convertible preferred stock to certain members of our management team. Such warrants have a discounted per share exercise price equal to $0.60432, which is equal to 25% of the per share purchase price paid in the series C senior convertible preferred stock private placement. We recognized stock-based compensation expense in the fiscal year ended August 2, 2003 in connection with the issuance of such warrants. Eitan Gertel received a warrant to purchase 40,763 shares of series C senior convertible preferred stock.

Forgiveness of Indebtedness and Related Equity Grants

        Prior to the fall of 2002, our standard practice was to make restricted stock grants, rather than stock option grants, to most of our employees, including our executive officers. These restricted stock grants required the grant recipients to purchase the applicable shares of common stock from us on the date of grant at a purchase price equal to the then fair market value, and we accepted promissory notes from the grant recipients in exchange for the applicable purchase price. These promissory notes were recourse to the grant recipient with respect to 30% of the principal and 100% of the accrued interest.

        During the fall of 2002, we determined that, as the result of market conditions, our financial performance and the near-term prospects for a strategic transaction that would provide liquidity to our stockholders, the value of this employee incentive was significantly reduced and was harming our ability to retain key employees. As a result, we repurchased restricted stock originally purchased at prices of $1.80 per share or greater from our executive officers at a repurchase price of $1.80 per share. Such repurchase price was applied against the balance due under the applicable executive officers' promissory note given in connection with the original purchase of such shares. We forgave the net balance due, if any, under all of these promissory notes and recognized compensation expense as the result of such forgiveness. As part of this program, we repurchased 178,958 shares of common stock from Eitan Gertel for an aggregate of $322,500, the original purchase price of such shares and equal to the principal balance due under the promissory note given by Mr. Gertel in connection with the original purchase of such shares.

        At the time of these repurchases from our executive officers, we also repurchased 166,666 shares of common stock from KPLJ Ventures for an aggregate of $300,000, the original purchase price of such shares and equal to the principal balance due under the promissory note given by KPLJ Ventures in connection with the original purchase of such shares. Such shares were sold to KPLJ Ventures in connection with its original investment in our company in May 2001. In May 2003, we granted 166,666 shares of common stock to KPLJ Ventures for no additional consideration and we recognized $80,000 in selling, general and administrative expense as a result of such transaction.

        In 2003, our board of directors determined to forgive all outstanding indebtedness under any remaining promissory notes given in connection with the purchase of outstanding restricted stock by employees. As a result, we forgave $166,000 in indebtedness due to us from Eitan Gertel and we recognized compensation expense with respect to such forgiveness.

        In connection with our series C senior convertible preferred stock private placement, we loaned members of our management team an aggregate of $375,000 in exchange for full recourse promissory notes to enable them and their associated parties to participate in such private placement. Eitan Gertel was loaned an aggregate of $150,000 in this regard. In February 2003, prior to any payments of principal or interest on these promissory notes, our board of directors determined to forgive payment of all amounts due under these promissory notes and we recognized compensation expense with respect to such forgiveness.

Payment to Consultant

        During the fiscal years ended August 2, 2003, July 31, 2004, July 30, 2005 and July 29, 2006, we paid Guy Gertel, a consultant and brother of our president and chief executive officer, $52,600, $90,200,

$114,992 and $126,274, respectively, in cash compensation, during such fiscal years. We also granted to Guy Gertel, for no additional consideration, 1,875, 1,666, 3,583 and 6,875 shares of common stock, respectively, with a fair market value of $900, $1,400, $3,440 and $39,525, respectively.

Component Supply

        In the fiscal year ended July 30, 2005, we purchased $2.5 million of lasers from Iolon, Inc. Iolon was a portfolio company of KPLJ Ventures and ceased operations in 2006. We believe that the prices paid by us to Iolon were determined on an arm's length basis.

Aviation Services

        During our fiscal years ended August 2, 2003, July 31, 2004 and July 30, 2005, we used Suchoski Asset Management, a company that provides private jet air transportation, for certain business travel by our executive officers and other employees. During such periods, Eitan Gertel had an ownership interest in Suchoski Asset Management. Payments to Suchoski Asset Management by us totaled $263,800, $331,200 and $121,870 during our fiscal years ended August 2, 2003, July 31, 2004 and July 30, 2005, respectively. We no longer utilize the services of Suchoski Asset Management.

        Eitan Gertel currently owns a fractional interest in a private jet. It is our policy to reimburse Mr. Gertel for the incremental out-of-pocket cost of the use of such jet when used for business travel. During the fiscal year ended July 29, 2006, we made an aggregate of $25,392 in such reimbursement payments to Mr. Gertel. No such payments were made to Mr. Gertel in any prior fiscal year.

Stockholders Agreement

        We entered into a stockholders agreement with the investors and certain major holders of common stock in connection with our series A convertible preferred stock private placement in November 2000. This agreement has been amended in connection with each of our subsequent preferred stock private placements to add additional investors, including Eitan Gertel, Mark Colyar, Anthony Musto and Russell Johnson, as parties to the agreement and to make other changes at the time of each private placement. The stockholders agreement was most recently amended and restated in March 2006 in connection with the private placement of series D-1 senior convertible preferred stock and series 2 non-voting common stock as part of our acquisition of Engana. The stockholders agreement contains rights of first refusal and co-sale, information rights, preemptive rights and voting obligations and will terminate in accordance with its terms upon the closing of this offering.

Registration Rights

        We entered into a registration rights agreement with our founders and the investors in connection with our series A convertible preferred stock private placement in November 2000. This Agreement has been amended in connection with each of our subsequent preferred stock private placement to add additional investors, including Eitan Gertel, Mark Colyar, Anthony Musto and Russell Johnson, as parties to the agreement and to make other changes at the time of each private placement. The registration rights agreement was most recently amended and restated in March 2006 in connection with the private placement of series D-1 senior convertible preferred stock and series 2 non-voting common stock as part of our acquisition of Engana. Under the registration rights agreement the parties to the agreement can require us, under certain circumstances, to register their shares of common stock under the securities laws for resale. See "Description of Capital Stock—Registration Rights."

Indemnification and Employment Agreements

        We have agreed to indemnify our directors and our executive officers under certain circumstances. See "Management—Limitation of Liability and Indemnification." We have also entered into employment, consulting agreements and agreements containing non-competition provisions with our executive officers. See "Management—Agreements with Executive Officers and other Employees."

PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership information of our common stock as of September 15, 2006, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each named executive officer;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common stock and warrants that are immediately exercisable or exercisable within 60 days of September 15, 2006. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to applicable community property laws. This information is not necessarily indicative of beneficial ownership for any other purpose.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 15, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1.0% is denoted with an asterisk (*).

        Percentage ownership calculations for beneficial ownership prior to this offering are based on 19,307,310 shares of common stock outstanding, on an as-converted basis, as of September 15, 2006. Percentage ownership calculations for beneficial ownership after this offering also include 5,200,000 shares we are offering hereby.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
Beneficial owner
	Number	Percent	Number	Percent
5% Stockholders, Directors and Named Executive Officers(1):
Battery Ventures(2)	6,713,955	34.8%	6,713,955	27.4%
KPLJ Ventures	3,021,251	15.6	3,021,251	12.3
TL Ventures(3)	1,047,496	5.4	1,047,496	4.3
TPG Ventures(4)	1,399,660	7.2	1,399,660	5.7
Eitan Gertel(5)	889,382	4.5	889,382	3.5
Christopher Brown	1,901	*	1,901	*
Mark Colyar(6)	269,631	1.4	269,631	1.1
Anthony Musto(7)	201,027	1.0	201,027	*
Raymond Nering	—	*	—	*
David Renner(8)	174,999	*	174,999	*
Christopher Crespi(9)	7,754	*	7,754	*
Kerry DeHority(10)	3,819	*	3,819	*
Russell Johnson(11)	3,071,609	15.9	3,076,034	12.5
Steven Foster(4)	1,399,660	7.2	1,399,660	5.7
Morgan Jones(2)	6,713,955	34.8	6,713,955	27.4
All executive officers and directors as a group (14 persons)(12)(13)	13,245,009	64.9	13,165,712	51.4

(1)
Except as otherwise indicated, addresses are c/o Optium Corporation, 500 Horizon Drive, Suite 505, Chalfont, Pennsylvania 18914. The address of Battery Ventures is 20 William Street, Suite 200, Wellesley, Massachusetts 02481. The address of TL Ventures is 435 Devon Park Drive, 700 Building, Wayne, Pennsylvania 19807. The address of Kalkhoven, Pettit, Levin & Johnson Ventures is

  149 Commonwealth Drive, Suite 2008, Menlo Park, California 94025. The address of TPG Ventures is 2882 Sand Hill Road, Suite 106, Menlo Park, California 94025.

(2)
Consists of 6,445,397 shares held by Battery Ventures VI, L.P. and 268,558 shares held by Battery Investment Partners VI, LLC. The sole general partner of Battery Ventures VI, L.P. is Battery Partners VI, LLC. The managing members of Battery Partners VI, LLC are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones (one of our directors), Kenneth P. Lawler, Mark H. Sherman and Scott R. Tobin, who hold voting and dispositive power for the shares held by Battery Ventures VI, L.P. Each of Messrs. Crotty, Curme, Frisbie, Jones, Lawler, Sherman and Tobin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by Battery Investment Partners VI, LLC. Mr. Jones is a member of Battery Investment Partners VI, LLC. Each of Messrs. Crotty, Curme and Jones disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)
Consists of 1,029,687 shares held by TL Ventures V L.P. and 17,809 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V L.P., the general partner of TL Ventures V Interfund L.P. and the general partner of TL Ventures Management L.P. TL Ventures V LLC's members are Robert E. Keith, Gary J. Anderson, Mark J. DeNino and Christopher Moller, each of whom may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC disclaims beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(4)
Consists of 1,399,660 shares held by TPG Ventures, L.P. Steve Foster is a director at TPG Ventures, the management company of TPG Ventures, L.P. and may be deemed to share voting and investment power with respect to the shares owned by the TPG Ventures, L.P. Mr. Foster disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)
Consists of 315,494 shares held by Mr. Gertel individually, 533,125 shares issuable to Mr. Gertel upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006 and 40,763 shares issuable to Mr. Gertel upon exercise of a warrant that is immediately exercisable. Does not include 97,770 shares held by the Eitan Gertel Family Trust Dated 12/31/99 and 211,991 shares held by the Eitan Gertel Irrevocable Trust 2001, with respect to which trusts Mr. Gertel does not have sole or shared voting and investment power. With respect to the 533,125 shares issuable to Mr. Gertel upon exercise of stock options, 206,598 of such shares as of November 14, 2006 (60 days from September 15, 2006) would be subject to a right of repurchase by us at a per share price equal to the lesser of cost or fair market value at the time of repurchase in the event that Mr. Gertel's service relationship were terminated on November 14, 2006 without any acceleration of vesting with respect to such shares. This right of repurchase would expire periodically through March 14, 2010 on the same vesting schedule as that for the applicable stock options.

(6)
Consists of 60,298 shares held by Mr. Colyar individually, 202,083 shares issuable to Mr. Colyar upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006 and 7,251 shares issuable upon exercise of a warrant that is immediately exercisable. Does not include 31,250 shares held by the Mark Colyar Irrevocable Trust, with respect to which trust Mr. Colyar does not have sole or shared voting and investment power. With respect to the 202,083 shares issuable to Mr. Colyar upon exercise of stock options, 122,483 of such shares as of November 14, 2006 (60 days from September 15, 2006) would be subject to a right of repurchase by us at a per share price equal to the lesser of cost or fair market value at the time of repurchase in the event that Mr. Colyar's service relationship were terminated on November 14, 2006 without any acceleration of vesting with respect to such shares. This right of repurchase would expire periodically through April 14, 2010 on the same vesting schedule as that for the applicable stock options.

(7)
Consists of 38,044 held by Mr. Musto individually, 162,500 shares issuable to Mr. Musto upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006 and 483 shares issuable to Mr. Musto upon exercise of a warrant that is immediately exercisable. With respect to the 162,500 shares issuable to Mr. Musto upon exercise of stock options, 109,115 of such shares as of November 14, 2006 (60 days from September 15, 2006) would be subject to right of repurchase by us at a per share price equal to the lesser of cost or fair market value at the time of repurchase in the event that Mr. Musto's service relationship were terminated on November 14, 2006 without any acceleration of vesting with respect to such shares. This right of repurchase would expire periodically through April 14, 2010 on the same vesting schedule as that for the applicable stock options.

(8)
Consists of 20,833 shares held by Mr. Renner individually and 154,166 shares issuable to Mr. Renner upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006. With respect to the 54,166 shares issuable to Mr. Renner upon exercise of stock options, 113,759 of such shares as of November 14, 2006 (60 days from September 15, 2006) would be subject to right of repurchase by us at a per share price equal to the lesser of cost or fair market value at the time of repurchase in the event that Mr. Renner's service relationship were terminated on November 14, 2006 without any acceleration of vesting with respect to such shares. This right of repurchase would expire periodically through April 14, 2010 on the same vesting schedule as that for the applicable stock options.

(9)
Consists of 7,755 shares issuable to Mr. Crespi upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006.

(10)
Consists of 3,812 shares issuable to Mr. DeHority upon exercise of stock options immediately exercisable or exercisable within 60 days of September 15, 2006.

(11)
Consists of 46,556, shares and 50,981 shares held by Mr. Johnson individually prior to the offering and after the offering, respectively, and an aggregate of 3,802 shares held by Mr. Johnson's children and 3,021,251 shares owned by KPLJ Ventures, in each case prior to and after the offering. Mr. Johnson is a partner at KPLJ Ventures and may be deemed to share voting and investment power with respect to the shares held by KPLJ Ventures. Mr. Johnson disclaims beneficial ownership of the shares held by KPLJ Ventures except to the extent of his pecuniary interest therein. The 50,981 shares held by Mr. Johnson individually after the offering are the number of shares of common stock that will be issued upon conversion of shares of Series D-1 preferred stock held by him in the event that the conversion adjustments described in footnote (13) below were to occur in connection with the closing of this offering at an assumed initial public offering price of $14.50 per share, which is the midpoint of the range on the cover page of this prospectus. Such adjustment, if any, will be based on the actual price to the public in this offering. The maximum such conversion adjustments will occur if the initial public offering price is $3.86 per share or less, in which event Mr. Johnson would hold 63,184 shares individually after the offering. No such conversion adjustments will occur if the initial public offering price is $15.70 per share or greater, in which event Mr. Johnson would hold 46,556 shares individually. As a result, the aggregate number of shares beneficially owned by and the beneficial ownership percentage of Mr. Johnson after the offering would be 3,071,609 shares and approximately 12.5%, assuming a price to the public in this offering of $15.70 per share or greater, and 3,088,237 shares and approximately 12.6%, assuming a price to the public in this offering of $3.86 per share or less.

(12)
This amount does not include shares beneficially owned by trusts over which an applicable director or named executive officer does not have sole or shared voting or investment power as noted in notes 5 and 6 above.

(13)
The number of shares of common stock beneficially owned by all executive officers and directors as a group includes shares of common stock that will be issued upon conversion of shares of our series 2 nonvoting common stock and/or series D-1 senior convertible preferred stock beneficially owned by Steven Frisken, Russell Johnson and Simon Poole. Such conversion will occur upon the consummation of this offering. In the event that the per share price to the public in this offering is less than $15.70, the aggregate number of shares of common stock issuable upon conversion of the series 2 nonvoting common stock will be decreased and the number of shares issuable upon conversion of the series D-1 senior convertible preferred stock will be increased. The exact amount of such adjustment, if any, will be determined based on the price to the public in this offering. However, any such conversion adjustments will result in no change to the aggregate number of shares issuable upon conversion of the series 2 nonvoting common stock and series D-1 senior convertible preferred stock and no change in the aggregate number of shares of common stock outstanding after the offering (with the exception of any increase or decrease resulting from the elimination of fractional shares). The number of shares of common stock beneficially owned by all executive officers and directors as a group after the offering is the number of shares that would be beneficially owned by such group after the closing of this offering at an assumed initial public offering price of $14.50 per share, which is the midpoint of the range on the cover page of this prospectus, including the resulting conversion adjustments described above. The maximum such conversion adjustments will occur if the initial public offering price is $3.86 per share or less, in which event, the aggregate number of shares beneficially owned by and the beneficial ownership percentage of all executive officers and directors as a group after the offering would be 13,030,700 shares and approximately 50.9%. No such conversion adjustments will occur if the initial public offering price is $15.70 or greater, in which event the aggregate number of shares beneficially owned and the beneficial ownership percentage of all executive officers and directors as a group would be 13,245,009 shares and approximately 51.7%.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our seventh amended and restated certificate of incorporation and second amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our seventh amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our second amended and restated by-laws as our by-laws.

Common Stock

        As of September 15, 2006, there were 19,307,310 shares of our common stock outstanding and held of record by 188 stockholders, assuming conversion of all outstanding shares of preferred stock.

        Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in "Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law," a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

        As of September 15, 2006, one warrant to purchase a total of 44,294 shares of our common stock with an exercise price of $3.3864 per share was outstanding. This warrant expires on May 16, 2010. As of September 15, 2006, four warrants to purchase a total of 48,979 shares of our common stock with an exercise price of $0.60432 per share were outstanding. These warrants expire on May 31, 2013. The number of shares underlying the warrants and the exercise price of the warrants will be adjusted from time to time in case of a stock-split, reclassification, capital reorganization, consolidation, or any other change to the outstanding shares of common stock.

Registration Rights

        We entered into a second amended and restated registration rights agreement, dated as of March 5, 2006, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock, including shares of preferred stock held by some of our executives. Our founders also have registration rights under this agreement. Under this agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering.

        Demand registration rights.    The holders of a majority of the shares of common stock issued upon conversion of our series A convertible preferred stock and the holders of 35% of the shares of common stock issued upon conversion of our series B convertible preferred stock, after the closing of this offering, subject to exceptions, are entitled to demand registration of all or any of such shares and require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock issued upon conversion of our preferred stock.

        S-3 demand registration rights.    Following the closing of this offering, the holders of the shares of common stock issued upon conversion of our series A convertible preferred stock are entitled to demand registration rights pursuant to which they may require us to file up to two registration statements under the Securities Act on Form S-3 in any 12 month period with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. Following the closing of this offering, the holders of 35% of the outstanding shares of common stock issued upon completion of our series B convertible preferred stock, 30% of the outstanding shares of common stock issued upon conversion of our series D senior convertible preferred stock and 30% of the outstanding shares of common stock issued upon completion of our series D-1 senior convertible preferred stock, each are entitled to demand registration rights pursuant to which they may require us to file one registration statement under the Securities Act Form S-3 in any 12 month period with respect to their shares of common stock and we are required to use our best efforts to effect that registration.

        Piggyback registration rights.    If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of the shares of common stock issued upon conversion of our preferred stock of any series are entitled to notice of such registration and are entitled to include shares of their common stock issued upon such conversion therein, subject to the right of any underwriter to limit the number of shares included in such registration. Our founders and KPLJ Ventures are also entitled to the same piggyback registration rights with respect to up to an aggregate of 345,452 shares and 166,666 shares, respectively, of common stock originally issued as common stock in addition to any share of common stock issued upon conversion any preferred stock. Other than as described above, there are no other piggyback registration rights with respect to our common stock, including our series 2 non-voting common stock.

        We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law

        Our certificate of incorporation and by-laws will, upon the closings on of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        Board composition and filling vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No written consent of stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

        Meetings of stockholders.    Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance notice requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

        Amendment to by-laws and certificate of incorporation.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

        Blank check preferred stock.    Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors' broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

NASDAQ Global Market Listing

        We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol "OPTM."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Compushare, Inc.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a "non-U.S. holder." A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  •
  foreign corporation or

  •
  foreign estate or trust.

        A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. A "non-U.S. holder" also does not include a person that owns, or has owned, actually or constructively, more than 5% of our common stock. Persons described in this paragraph are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

  •
  our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, and we have been a U.S. real property holding corporation at any time within the non-U.S. holder's holding period, or the five-year period preceding the disposition, if shorter.

We believe that we will not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

        Individual non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

        Upon completion of this offering, we will have outstanding an aggregate of 24,507,310 shares of common stock, assuming the issuance of 5,200,000 shares of common stock offered hereby in this offering and no other exercise of options or the outstanding warrants after September 15, 2006. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

        The remaining 19,307,310 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 18,975,407 shares will be subject to "lock-up" agreements with the underwriters or us described below on the effective date of this offering. On the effective date of this offering, there will be 18,292 shares that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). On March 4, 2007, an additional 308,980 shares (subject to adjustment as described in footnote 1 to the table below) that are not subject to lock-up agreements will become eligible for sale pursuant to Rule 144. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, 18,975,407 shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and Rule 701. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days or date after date of this prospectus	Shares eligible for sale	Comment
Upon effectiveness	5,200,000	Shares sold in the offering
Upon effectiveness	22,923	Freely tradeable shares saleable under Rule 144(k) that are not subject to the lock-up
March 4, 2007	308,980(1)	Freely tradeable shares saleable under Rule 144 that are not subject to the lock-up.
180 days	18,975,407(1)	Lock-ups released, subject to extension; shares saleable under Rules 144 and 701

(1)
Represents shares of common stock issuable upon conversion of certain shares of series D-1 senior convertible preferred stock that are not subject to a lock-up agreement. Such number of shares of common stock is the number of shares that will be issued upon conversion of such shares of series D-1 senior convertible preferred stock based on an assumed initial public offering price of $14.50 per share, which is the midpoint of the range on the cover page of this prospectus. This number includes any adjustments that will be made to the aggregate number of shares of common stock issuable upon conversion of the series 2 nonvoting common stock and the number of shares of common stock issuable upon conversion of the series D-1 senior convertible preferred stock in the event that the per share price to the public in this offering is less than $15.70. The maximum such conversion adjustments will occur if the initial public offering price is $3.86 per share or less, in which event 382,939 shares of common stock will be eligible for future sale pursuant to Rule 144 beginning

  March 4, 2007. No such conversion adjustments will occur if the initial public offering price is $15.70 or greater, in which case 282,161 shares of common stock will be eligible for future sale pursuant to Rule 144 beginning March 4, 2007.

Lock-up Agreements

        Each of our directors and executive officers and certain of our other stockholders, who collectively own 18,974,476 shares of our common stock, based on shares outstanding as of September 15, 2006, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Any determination to release any shares subject to the lock-up agreements would be made on a case-by-case basis based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale. Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters will have discretion in determining if, and when, to release any shares subject to lock-up agreements.

        In addition, stockholders who collectively own an additional 931 shares of our outstanding common stock, as of September 15, 2006, have agreed to a similar lock-up arrangement with us under our stock option agreements.

        We do not currently expect any release of shares subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 245,073 shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with its one year minimum holding period requirements.

Stock Options

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to applicable volume limitations.

Registration Rights

        Upon the closing of this offering, the holders of approximately 17,150,389 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. The number of shares that will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act upon the closing of this offering is based on an assumed initial offering price of $14.50 per share, which is the midpoint of the range on the cover page of this prospectus. This number includes any adjustments that will be made to the aggregate number of shares of common stock issuable upon conversion of the series 2 nonvoting common stock and the number of shares of common stock issuable upon conversion of the series D-1 senior convertible preferred stock in the event that the per share price to the public in this offering is less than $15.70. The maximum such conversion adjustments will occur if the initial public offering price is $3.86 per share or less, in which event, the holders of approximately 17,685,014 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. No such conversion adjustments will occur if the initial public offering price is $15.70 or greater, in which case the holders of approximately 16,956,525 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, such shares would become freely tradable.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of shares
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Jefferies & Company, Inc.
Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 780,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $86,710,000, the total underwriters' discounts and commissions paid by us would be $6,069,700 and the total proceeds to us would be $80,640,300.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We, each of our directors and executive officers, and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by anyone other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the grant of options to purchase common stock or shares of our common stock to our officers, directors, employees, advisors or consultants pursuant to equity plans disclosed in this prospectus;

  •
  the issuance by us of up to 2,450,000 shares of common stock, in connection with any acquisition, collaboration or other similar strategic transaction; or

  •
  transfers of shares or any security convertible into our common stock as a bona fide gift.

provided that, in the case of each of the last four transactions, each recipient agrees to accept the restrictions described in the immediately preceding paragraph and, in the case of each of the last two transactions, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock is required in connection with these transactions during the 180-day period.

        Notwithstanding the foregoing, if:

  •
  during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the above restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

        The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Paid by us		Total
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$
Total	$	$	$	$

        In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $3.5 million.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over- allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied to file our common stock on the NASDAQ Global Market under the symbol "OPTM."

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        The underwriters have in the past performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

Directed Share Program

        At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial public offering price, up to 260,000 shares, or 5% of the total number of shares offered by this prospectus, for our directors, officers, employees, business associates and other persons with whom we have a relationship. If purchased by these persons, these shares will not be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price/earnings ratios, price/sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered hereby. John J. Egan III, a partner in the firm of Goodwin Procter LLP, as of September 15, 2006, beneficially owned shares of our preferred stock that will convert upon the closing of this offering into 8,081 shares of our common stock. In addition, as of September 15, 2006, Robert E. Bishop, John B. Steele and David J. Powers, also partners in the firm of Goodwin Procter LLP, each beneficially owned shares of our preferred stock that will convert upon the closing of this offering into 1,901, 1,901 and 570 shares of our common stock, respectively. Davis Polk & Wardwell, New York, New York will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

        Our financial statements as of July 30, 2005 and July 29, 2006 and for each of the two fiscal years then ended appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The statement of operations, changes in redeemable convertible preferred stock and stockholders' deficit and cash flows for the year ended July 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Optium Australia Pty Limited (formerly Engana Pty Limited) as of June 30, 2004 and 2005 and for each of the two fiscal years then ended appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        We retained Ernst & Young LLP as our independent registered public accounting firm and replaced Deloitte & Touche LLP effective for our fiscal year ended July 30, 2005. The report of Deloitte & Touche LLP for the fiscal year July 31, 2004 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the fiscal year July 31, 2004, and through the date of replacement, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference thereto in their report on the financial statements for such fiscal year. During the fiscal year ended July 31, 2004, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

        The change in independent registered public accounting firms was approved by the audit committee of our Board of Directors. During the fiscal year ended July 31, 2004, neither we nor any person on our behalf has consulted with Ernst & Young LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and we were not provided with a written report or oral advice by Ernst & Young LLP that was an important factor that we considered in reaching a decision as to an accounting, auditing or financial reporting issue.

        We delivered a copy of this disclosure to Deloitte & Touche LLP prior to its filing with the SEC, and requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Deloitte & Touche LLP. Attached as Exhibit 16.1 to the registration statement of which this prospectus forms a part, is a copy of the letter of Deloitte & Touche LLP to the SEC dated September 26, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-135472) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

OPTIUM CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Optium Corporation:
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of July 30, 2005 and July 29, 2006	F-4
Consolidated Statements of Operations for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006	F-5
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006	F-6
Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006	F-8
Notes to Consolidated Financial Statements	F-9
Financial Statements of Optium Australia Pty Limited (formerly Engana Pty Limited):
Report of Independent Auditors	F-34
Balance Sheets as of June 30, 2004, June 30, 2005 (audited) and December 31, 2005 (unaudited)	F-35
Statements of Operations for the fiscal years ended June 30, 2004 and June 30, 2005 (audited) and the period since inception to December 31, 2005, period ended December 31, 2004 and period ended December 31, 2005 (unaudited)	F-36
Statements of Shareholders' Equity for the fiscal years ended June 30, 2004 and June 30, 2005 (audited) and the period since inception to December 31, 2005 (unaudited)	F-37
Statements of Cash Flows for the fiscal years ended June 30, 2004 and June 30, 2005 (audited) and the period since inception to December 31, 2005, period ended December 31, 2004 and period ended December 31, 2005 (unaudited)	F-38
Notes to Financial Statements	F-39

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Optium Corporation

        We have audited the accompanying consolidated balance sheets of Optium Corporation (the "Company") as of July 30, 2005 and July 29, 2006, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Optium Corporation as of July 30, 2005 and July 29, 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                        /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 12, 2006, except for Note 20,
as to which the date is October 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Optium Corporation:

We have audited the accompanying statements of operations, changes in redeemable convertible preferred stock and stockholders' deficit and cash flows of Optium Corporation for the year ended July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of Optium Corporation's operations and its cash flows for the year ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
September 23, 2004 (June 23, 2006 as to the effects of earnings per share on the statement of operations and in Note 2, and October 10, 2006 as to the effects of the reverse stock split on the statement of operations, statement of changes in redeemable convertible preferred stock and stockholders' deficit and in Note 20)

Optium Corporation

Consolidated Balance Sheets

	July 30, 2005	July 29, 2006
Assets
Current assets:
Cash and cash equivalents	$8,474,178	$10,376,594
Accounts receivable—net of allowance of $23,866 and $24,868	7,886,668	19,075,132
Inventories	5,763,459	11,700,612
Restricted cash	—	180,000
Prepaid expenses and other current assets	145,301	227,350

Total current assets	22,269,606	41,559,688
Property and equipment—net	4,429,149	5,207,199
Restricted cash	540,000	68,000
Other assets	48,223	1,940,641
Goodwill	—	10,533,082

Total assets	$27,286,978	$59,308,610

Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$8,697,617	$18,386,198
Accrued expenses	674,344	2,207,294
Accrued warranty	105,149	222,497
Other current liabilities	—	2,639,560
Current portion of debt	164,156	320,176

Total current liabilities	9,641,266	23,775,725
Long-term debt, net of current portion	656,622	350,607
Other long-term liabilities	100,607	97,365

Total liabilities	10,398,495	24,223,697
Commitments and contingencies
Series A redeemable convertible preferred stock, $0.0001 par value—24,450,000 shares authorized, 24,000,000 shares issued and 23,818,500 outstanding, liquidation preference of $7,939,493 at July 29, 2006	7,939,493	7,939,493
Series B redeemable convertible preferred stock, $0.0001 par value—42,702,958 shares authorized, 42,702,949 shares issued and 41,969,418 outstanding, liquidation preference of $35,674,006 at July 29, 2006	35,674,006	35,674,006
Series C senior redeemable convertible preferred stock, $0.0001 par value—60,526,000 shares authorized, 59,879,318 shares issued and outstanding, liquidation preference of $55,024,726 at July 29, 2006	11,928,499	11,961,897
Series D senior redeemable convertible preferred stock, $0.0001 par value—25,500,000 shares authorized, 25,245,570 shares issued and outstanding, liquidation preference of $20,510,006 at July 29, 2006	10,255,003	10,255,003
Series D-1 senior redeemable convertible preferred stock, $0.0001 par value—24,475,897 shares authorized, issued and outstanding, liquidation preference of $21,342,982 at July 29, 2006	—	21,342,982
Stockholders' deficit:
Common stock, $0.0001 par value — 100,000,000 shares authorized, 3,310,228 and 4,353,509 shares issued, respectively; 1,816,144 and 2,859,430 shares outstanding, respectively	331	435
Additional paid in capital—common stock	3,373,912	9,172,523
Deferred compensation	—	(1,169,738)
Accumulated other comprehensive income	5,815	319,665
Treasury stock, 1,494,085 shares of common stock—at cost	(2,762,261)	(2,762,261)
Accumulated deficit	(49,526,315)	(57,649,092)

Total stockholders' deficit	(48,908,518)	(52,088,468)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$27,286,978	$59,308,610

See accompanying notes.

Optium Corporation

Consolidated Statements of Operations

	Fiscal year ended July 31, 2004	Fiscal year ended July 30, 2005	Fiscal year ended July 29, 2006
Revenue	$20,509,231	$37,075,948	$69,476,839
Cost of revenue	15,660,923	28,288,826	51,951,387

Gross profit	4,848,308	8,787,122	17,525,452
Operating expenses:
Research and product development	5,504,861	5,723,446	8,490,252
Acquired in-process research and development	—	—	11,187,350
Selling, general and administrative	5,633,808	4,633,868	6,061,965

Total operating expenses	11,138,669	10,357,314	25,739,567

Loss from operations	(6,290,361)	(1,570,192)	(8,214,115)
Interest and other income (expense), net	(410,398)	118,804	210,716

Loss before income tax expense	(6,700,759)	(1,451,388)	(8,003,399)
Income tax expense	—	—	119,378

Net loss	$(6,700,759)	$(1,451,388)	$(8,122,777)

Basic and diluted net loss per share	$(4.54)	$(0.83)	$(3.68)
Weighted average common shares outstanding	1,475,548	1,748,749	2,206,006

See accompanying notes.

Optium Corporation
Consolidated Statements of Changes in
Redeemable Convertible Preferred Stock and Stockholders' Deficit
Years ended July 31, 2004, July 30, 2005 and July 29, 2006

	Preferred Stock		Common Stock				Treasury Stock
						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Dollars	Number of Shares	Par Value	Additional Paid-in Capital		Number of Shares	Cost	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Stockholders' Deficit
Balance, August 2, 2003	125,004,058	55,541,998	3,235,635	324	3,342,694	(1,018)	1,469,190	(2,752,055)	(12,553)	—	(41,288,711)	(40,711,319)
Repurchase of restricted voting and nonvoting common stock	—	—	—	—	—	—	24,895	(10,206)	4,349	—	—	(5,857)
Principal payments on subscription receivables	—	—	—	—	—	—	—	—	8,204	—	—	8,204
Exercise of employee stock options	—	—	48,646	5	24,019	—	—	—	—	—	—	24,024
Sale of series D redeemable convertible preferred stock	25,245,570	10,255,003	—	—	—	—	—	—	—	—	(79,569)	(79,569)
Sale of common stock and restricted common stock for services	—	—	3,750	—	3,151	—	—	—	—	—	—	3,151
Cancellation of warrants for Series D preferred stock	—	—	—	—	(8,680)	—	—	—	—	—	—	(8,680)
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(6,700,759)	(6,700,759)
Foreign currency translation adjustments	—	—	—	—	—	6,833	—	—	—	—	—	6,833

Comprehensive loss												(6,693,926)

Optium Corporation
Consolidated Statements of Changes in
Redeemable Convertible Preferred Stock and Stockholders' Deficit
Years ended July 31, 2004, July 30, 2005 and July 29, 2006 (continued)

	Preferred Stock		Common Stock				Treasury Stock
						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Dollars	Number of Shares	Par Value	Additional Paid-in Capital		Number of Shares	Cost	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Stockholders' Deficit
Balance July 31, 2004	150,249,628	65,797,001	3,288,031	329	3,361,184	5,815	1,494,085	(2,762,261)	—	—	(48,069,039)	(47,463,972)
Exercise of employee stock option	—	—	18,614	2	9,288	—	—	—	—	—	—	9,290
Offering costs of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	(5,888)	(5,888)
Issuance of common stock and restricted common stock for services	—	—	3,583	—	3,440	—	—	—	—	—	—	3,440
Net loss	—	—	—	—	—	—	—	—	—	—	(1,451,388)	(1,451,388)

Balance, July 30, 2005	150,249,628	$65,797,001	3,310,228	$331	$3,373,912	$5,815	1,494,085	$(2,762,261)	$—	—	$(49,526,315)	$(48,908,518)
Exercise of employee stock options	—	—	307,045	30	174,543	—	—	—	—	—	—	174,573
Warrant exercise	663,178	33,398	—	—	—	—	—	—	—	—	—	—
Issuance of common stock and restricted common stock for services	—	—	6,875	1	39,524	—	—	—	—	—		39,525
Issuance of stock related to the acquisition of Engana Pty Ltd	24,475,897	21,342,982	729,361	73	4,292,598	—	—	—	—	—	—	4,292,671
Deferred compensation related to issuance of stock options	—	—	—	—	1,291,946	—	—	—	—	(1,291,946)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	122,208	—	122,208
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(8,122,777)	(8,122,777)
Foreign currency translation adjustment	—	—	—	—	—	313,850	—	—	—	—	—	313,850

Comprehensive loss												(7,808,927)

Balance, July 29,2006	175,388,703	$87,173,381	4,353,509	$435	$9,172,523	$319,665	1,494,085	$(2,762,261)	—	$(1,169,738)	$(57,649,092)	$(52,088,468)

See accompanying notes.

Optium Corporation

Consolidated Statements of Cash Flows

	Fiscal year ended July 31, 2004	Fiscal year ended July 30, 2005	Fiscal year ended July 29, 2006
Cash flows from operating activities
Net loss	$(6,700,759)	$(1,451,388)	$(8,122,777)
Adjustments to reconcile net loss to net cash (used in) provided by operations:
Depreciation and amortization	2,644,886	2,359,209	2,520,076
Stock-based compensation	(8,680)	3,440	161,733
Acquired in-process research and development	—	—	11,187,350
Forgiveness of stock subscription receivables	4,349	—	—
Provision (benefit) for doubtful accounts	(1,567)	(17,286)	1,002
Changes in operating assets and liabilities:
Accounts receivable	(945,197)	(3,488,056)	(11,140,757)
Inventories	(429,787)	(2,934,855)	(5,937,153)
Prepaid expenses and other current assets	(54,665)	68,149	98,660
Other assets	52,557	89,479	23,043
Accounts payable	405,051	5,971,487	9,605,746
Accrued expenses	(221,759)	53,461	1,266,934
Other current liabilities	—	—	2,639,560
Warranty liabilities	—	16,543	117,348
Other long-term liabilities	4,712	7,610	(3,242)

Net cash (used in) provided by operating activities	(5,250,859)	677,793	2,417,523
Cash flows from investing activities
Purchase of property and equipment	(854,032)	(1,566,154)	(3,029,129)
Release of restricted cash	—	—	292,000
Cash acquired from acquisition of Engana, net of transaction costs	—	—	4,000,611

Net cash provided by (used in) investing activities	(854,032)	(1,566,154)	1,263,482
Cash flows from financing activities
Borrowings under equipment line of credit	—	820,778	—
Payments of line of credit	—	—	(149,995)
Deferred financing costs	—	—	(1,915,460)
Proceeds from warrant exercise	—	—	33,398
Proceeds from issuance of redeemable convertible preferred stock — net of issuance costs	10,175,434	—	—
Proceeds from sale of restricted common stock to employees	3,151	—	—
Proceeds from exercise of employee stock options	24,024	9,290	174,573
Collections on common stock subscription receivables	8,204	—	—
Purchase of treasury stock	(10,206)	—	—
Payments of capital lease obligations	(1,876,893)	(555,326)	—

Net cash provided by financing activities	8,323,714	274,742	(1,857,484)
Effect of exchange rate changes on cash and cash equivalents	6,833	—	78,895

Net increase (decrease) in cash and cash equivalents	2,225,656	(613,619)	1,902,416
Cash and cash equivalents, beginning of year	6,862,141	9,087,797	8,474,178

Cash and cash equivalents, end of year	$9,087,797	$8,474,178	$10,376,594

Supplemental disclosure of cash flow information
Cash paid for interest	$276,631	$6,914	$77,297
Cash paid for income taxes	—	—	$75,000

Supplemental disclosure of non-cash investing and financing activities:
Issuance of preferred and common stock for the acquisition of Engana	$—	$—	$25,635,653

See accompanying notes.

Optium Corporation

Notes to Consolidated Financial Statements

July 29, 2006

1.    Organization and Operations

        Optium Corporation (the "Company") was incorporated in the State of Delaware on September 8, 2000. The Company is a supplier of high-performance optical subsystems for use in telecommunications and cable TV network systems. Since its founding in 2000, the Company has developed proprietary technology and products that enable transmission, reception and switching functionality for high-bandwidth, intelligent optical networking applications. The Company designs, manufactures and sells optical subsystems, including transceivers and transmitters. The Company has also recently launched a technologically innovative reconfigurable add-drop multiplexer or ROADM, that enables dynamic wavelength processing.

2.    Summary of Significant Accounting Policies

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following is the summary of significant accounting policies.

Principles of consolidation

        As of March 5, 2006 (acquisition date), the consolidated financial statements include Optium Corporation and its wholly owned subsidiary, Optium Australia Pty Limited. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Fiscal year

        The Company's fiscal year ends on the Saturday closest to July 31. Fiscal year 2004 ended on July 31, 2004, fiscal year 2005 ended on July 30, 2005 and fiscal year 2006 ended on July 29, 2006.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and loss during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents and restricted cash

        The Company considers all highly liquid securities purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, and consist of money market accounts that are readily convertible to cash.

        At July 29, 2006, the Company has restricted cash relating to an operating lease in the form of a certificate of deposit for $248,000, which is renewed on a monthly basis. The term of the certificate of deposit extends from the commencement date of the lease (May 1, 2001) through at least ninety (90) days after the expiration of the lease term (April 30, 2008). During fiscal year 2006, $292,000 was released based on the operating lease agreement which reduced the certificate of deposit from the original amount of $540,000. An additional decrease of $180,000 is allowed in the certificate of deposit amount on May 1, 2007.

Foreign currency translation

        The financial statements for the Company's foreign subsidiary are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments do not impact the results of operations and are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

Accounts receivable

        The Company carries its accounts receivable at the amount that it considers to be collectible and does not require collateral from its customers. Accordingly, an allowance account is established through a charge against operations in an amount deemed adequate to absorb the uncollectible portion of such receivables. The allowance is determined through management review of outstanding amounts per customer. At July 30, 2005 and July 29, 2006, an allowance of $23,866 and $24,868, respectively, based on management's best estimate, was available to absorb any uncollectible balances.

Inventories

        Inventories are valued at the lower of cost or market value. Cost is determined on a first-in, first-out method. The Company makes inventory commitments and purchase decisions based upon sales forecasts. To mitigate potential component supply constraints, the Company builds inventory levels for certain items with long supply lead times. The Company assesses the valuation of its inventory on a periodic basis and writes down the value for estimated excess and obsolete inventory based on estimates of future demand. The Company defines obsolete inventory as inventory that will no longer be used in its manufacturing processes. Excess inventory is defined as inventory in excess of projected usage and is determined using management's best estimate of future demand, based upon information then available to the Company.

Property and equipment

        Property and equipment are stated at cost net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. The Company provides for depreciation and amortization using the straight-line method and charges amounts to operations to allocate the cost of the assets over their estimated useful lives. Useful lives of the Company's asset categories are: machinery and equipment of 5 years, computer equipment and software of 3 years and furniture and office equipment of 7 years. The costs of leasehold improvements on leased office and warehouse space are capitalized and amortized using the straight-line method over the shorter of the life of the applicable lease or the useful life of the improvement.

        Assets held under capital leases are recorded at the lower of the fair market value of the asset or the present value of future minimum lease payments and are amortized using the straight-line method over their primary term.

Valuation of goodwill

        Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer subject to amortization, instead it is subject to annual impairment testing criteria. The Company's policy is to review the carrying values of goodwill by comparing the carrying value to the estimated fair value of the business component. The fair value is based on management's estimate of the future discounted cash flows to those generated by the business component. Such cash flows consider factors such as future operating income and historical trends. The Company tests for impairment on an annual basis or on an interim basis if circumstances change that would indicate the possibility of impairment. The impairment review requires an analysis of future projections and assumptions about the Company's operating performance. If such a review indicates that the assets are impaired, a charge to operations would be recorded for the amount of the impairment, and the corresponding impaired assets would be reduced in carrying value. The Company did not identify an asset impairment related to the carrying value of goodwill during fiscal year 2006.

Impairment of long-lived assets

        Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," established accounting standards for the impairment of long-lived assets and certain identifiable intangibles related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Long-lived assets consist primarily of property and equipment. In accordance with SFAS No. 144, the Company continually evaluates whether events or circumstances have occurred to indicate that the estimated remaining useful life of its long-lived assets may warrant revision or the carrying value might be impaired. The carrying value of long-lived assets is considered impaired when the total projected undiscounted cash flows from such assets are less than carrying value. The Company determined that no event or circumstance occurred which would have warranted a revision to carrying value of its long-lived assets.

Fair value of financial instruments

        Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and notes payable. The carrying amounts of the Company's financial instruments approximate their fair values.

Stock-based compensation

        The Company has elected to account for its stock-based compensation granted to employees in accordance with the provisions of Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. The Company discloses the information required by the Financial Accounting Standards Board ("FASB") under Statement of Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Stock issued to non-employees is accounted for under the provisions of Statement 123 and the Emerging Issues Task Force ("EITF") Consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with, Selling Goods or Services" ("EITF 96-18").

        Under Statement 123, non-employee stock-based compensation is accounted for based on the fair value of the consideration received or equity instruments issued, whichever is more readily determinable. However, Statement 123 does not address the measurement date and recognition period. EITF 96-18 states a consensus that the measurement date should be the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty's performance is complete.

        If compensation cost for the Company's stock-based compensation plans had been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed under Statement 123, the Company would have recorded $25,431, $31,972 and $209,951 as stock based compensation in selling, general and administrative expenses, for fiscal years 2004, 2005 and 2006, respectively, as presented below.

	2004	2005	2006
Net loss, as reported	$(6,700,759)	$(1,451,388)	$(8,122,777)
Add: Stock-based compensation under APB 25	(8,680)	3,440	161,733
Less: Stock-based compensation expense determined under fair value method for all awards	(25,431)	(31,972)	(209,951)

Net loss, pro forma	($6,734,870)	$(1,479,920)	$(8,170,995)

Basic and diluted, as reported	$(4.54)	$(0.83)	$(3.68)
Pro forma basic and diluted earnings per share	$(4.56)	$(0.85)	$(3.70)

        The fair value of each option grant is estimated on the date of grant using the minimum value option pricing model with the following weighted average assumptions:

	2004	2005	2006
Risk free interest rate	3.31%-4.31%	3.93%-4.39%	4.08%-5.14%
Expected dividend yield	0%	0%	0%
Expected lives	7 years	7 years	7 years
Expected volatility	0%	0%	0%
Weighted-average remaining contractual life	9.12	8.34	8.47
Weighted-average grant date fair value of option grants	$0.012	$0.02	$0.169

Revenue recognition

        We derive revenue from the manufacture and sale of optical subsystem products for use in high-performance network systems. Our revenue recognition policy follows SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." Specifically, we recognize product revenue when the following requirements have been met:

  •
  Evidence of an arrangement.  Persuasive evidence exists of an arrangement with a customer, typically consisting of a purchase order which details quantity, fixed schedule of delivery and agreed upon terms.

  •
  Delivery and acceptance.  Product has been shipped via third party carrier, accepted and title has transferred to the customer, under free on board, or FOB, terms agreed to by the customer. The only rights of return are under our warranty policy.

  •
  Fixed or determinable fee.  The amount of revenue to which we are entitled is fixed or determinable at the time of shipment. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

  •
  Collection is deemed probable.  Collectibility is reasonably assured and there are no uncertainties with respect to customer acceptance. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

        The Company is required to determine whether delivery has occurred, whether items will be returned or whether the Company will be paid under normal terms. The Company specifies delivery terms and accesses each shipment against those terms and only recognizes revenue when certain that the delivery terms have been met to the extent that one or more of the conditions are not present, the Company delays recognition of revenue until all conditions are present.

        We may offer evaluation units to our current and potential customers, at no charge, for purposes of expanding our customer base and product portfolio. Such units are expensed when shipped and are recognized as part of selling, general and administrative expense in the accompanying statement of operations. Expenses recognized for evaluation units were $314,300, $202,800 and $239,000 for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006, respectively. Standard terms offered to customers are payment due 30 days from the date of invoice. For certain customers, the Company has negotiated standard payment terms different than 30 days to conform to such customer's standard payment terms and/or such customer's credit standing.

Warranties

        The Company provides a warranty on all products. The amount of warranty expense charged to operations was $165,000, $102,000 and $236,300 for fiscal years 2004, 2005 and 2006, respectively, which is included in the cost of revenue in the accompanying statements of operations. The Company accrues warranty for expected warranty claims based on historical return figures and accrues those costs at the time of shipment. The following summarizes the changes in the Company's warranty accrual for the fiscal years 2004, 2005 and 2006:

Balance August 2, 2003	$88,600
Warranty accruals	165,000
Warranty repairs	(165,000)

Ending balance July 31, 2004	88,600
Warranty accruals	102,000
Warranty repairs	(85,500)

Ending balance July 30, 2005	105,100
Warranty accruals	236,300
Warranty repairs	(118,900)

Ending balance July 29, 2006	$222,500

Product development costs

        The costs of the development of hardware products are expensed as incurred.

Income taxes

        The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a Company to account for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes have been provided for the differences between the financial reporting carrying values and the income tax reporting basis of the Company's assets and liabilities. These temporary differences consist of differences between the timing of the deduction of certain amounts between income tax and financial statement reporting purposes.

Comprehensive income (loss)

        Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"), requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Components of other comprehensive income (loss) that the Company currently reports are gains and losses from foreign currency translations.

Net income (loss) per share

        The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). Under the provisions of SFAS No. 128, basic net income (loss) per common share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding. In accordance with SFAS No. 128, incremental potential common shares from the conversion of preferred stock and the exercise of stock options and warrants are included in the calculation of diluted net income (loss) per share except when the effect would be anti-dilutive.

        The calculations for basic and diluted net income (loss) per share were as follows:

	Year ended July 31, 2004	Year Ended July 30, 2005	Year Ended July 29, 2006
Basic
Net loss	$(6,700,759)	$(1,451,388)	$(8,122,777)
Weighted average common shares outstanding	1,475,548	1,748,749	2,206,006
Net loss per share	$(4.54)	$(0.83)	$(3.68)
Diluted
Net loss	$(6,700,759)	$(1,451,388)	$(8,122,777)
Weighted average common shares outstanding assuming dilution	1,475,548	1,748,749	2,206,006
Net loss per share	$(4.54)	$(0.83)	$(3.68)

        Diluted earnings per share for the years presented do not reflect the following weighted-average potential common shares, as the effect would be anti-dilutive:

	2004	2005	2006
Conversion of preferred shares	12,706,834	14,349,525	15,180,917
Unvested restricted common stock and exercise of options and warrants	1,457,564	1,218,271	1,551,672

Total	14,164,398	15,567,796	16,732,589

Shipping and handling costs

        Shipping and handling costs related to products sold are included in cost of revenue.

Recent accounting pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment," or SFAS No. 123(R). SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and its interpretations. SFAS No. 123(R) is similar to the fair-value approach permitted in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e. pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123(R) will be adopted prospectively and is effective for non-public companies in the first fiscal year beginning after December 15, 2005, with early adoption permitted. SFAS No. 123(R) will be effective for the Company in the first fiscal quarter in the fiscal year ending July 28, 2007. We have not yet determined the impact of the adoption of SFAS No. 123(R).

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (SFAS No. 151). SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43 Chapter 4, "Inventory Pricing," (ARB No. 43) to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or liquidity.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154) which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It established retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which is an interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly scopes out income taxes from SFAS No. 5, "Accounting for Contingencies." FIN 48 is effective for fiscal years beginning after December 15, 2006 but earlier application is encouraged. Differences between the amounts recognized in the statements of financial position prior to adoption of FIN 48 and the amounts reported after adopted should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently determining the impact of FIN 48 on its consolidated financial statements.

Segment information

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. There were no significant tangible assets located outside of the U.S. as of July 29, 2006. Revenue for the years ended July 31, 2004, July 30, 2005 and July 29, 2006 was generated entirely from operations in the U.S.

        Revenues of the Company's major product categories were as follows:

	Fiscal year ended
	2004	2005	2006
Telecommunications	$20,347,231	$36,354,665	$57,480,265
Cable TV	162,000	721,283	11,996,574

Total	$20,509,231	$37,075,948	$69,476,839

3.    Inventories

        Inventories consist of the following at July 30, 2005 and July 29, 2006:

	2005	2006
Raw materials	$5,173,462	$7,685,125
Work in process	336,465	1,275,342
Finished goods	253,532	2,740,145

	$5,763,459	$11,700,612

4.    Property and Equipment

        Property and equipment consist of the following at July 30, 2005 and July 29, 2006:

	2005	2006
Machinery and equipment	$10,834,144	$13,284,420
Computer equipment and software	2,535,518	3,048,868
Furniture and office equipment	295,403	324,067
Leasehold improvements	186,226	492,789

	13,851,291	17,150,144
Less accumulated depreciation and amortization	9,422,142	11,942,945

	$4,429,149	$5,207,199

        For the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006, amounts charged to depreciation expense were $2,604,438, $2,359,209 and $2,520,076, respectively. Depreciation includes amortization of assets recorded under capital lease obligations.

5.    Accounts Receivable

        The following table summarizes the changes in the Company's allowance for doubtful accounts for the period indicated:

	Fiscal year ended
	2004	2005	2006
Balance at beginning of the year	$42,719	$41,152	$23,866
Amounts charged (credited) to expense	34,703	(14,761)	1,002
Accounts written off	(36,270)	(2,525)	—

Balance at end of year	$41,152	$23,866	$24,868

6.    Other Assets

        Other assets consist of the following at July 30, 2005 and July 29, 2006:

	2005	2006
Deferred financing costs	—	$1,915,460
Other	48,223	25,181

	$48,223	$1,940,641

        On June 29, 2006, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for a proposed public offering of the Company's stock, which the Company expects to complete during the first half of fiscal year 2007. The deferred financing costs represent direct transactional costs the Company has incurred in connection with the public offering plans. The deferred financing costs will be reflected as a reduction of equity upon closing of the offering.

7.    Lines of Credit

        On May 16, 2001, the Company entered into a $5,000,000 capital lease line of credit agreement (the "Equipment Line") with a maximum borrowing limit of $5,500,000 (inclusive of 10% over line). The repayment period was either 36 months for equipment or 30 months for leasehold improvements and software, from the date of each advance. The minimum advance was $50,000 and the Company could take only one advance per month for eligible equipment, leasehold improvements, and software, as defined. The Equipment Line bore an interest ranging from 7.4% to 16% and was collateralized by the property acquired under the line of credit. The terms and conditions of the Equipment Line qualify under Statement of Financial Accounting Standards No. 13, "Accounting for Leases," for treatment as a capital lease and, accordingly, have been recorded as such in the accompanying consolidated balance sheets. During fiscal year 2005, the outstanding balance at July 31, 2004 of $555,326 was repaid. There is no remaining availability under the Equipment Line.

        On May 25, 2004, the Company entered into a $3,500,000 line of credit agreement (the "Line"), including a revolving promissory note of $2,500,000 and an equipment term note of $1,000,000. The Line bears interest at 1.75% plus Prime. On June 27, 2005, the Company modified the terms of the debt to increase the equipment term note to $2,000,000; change the interest rate to prime plus 1.25% (7.75% at July 30, 2005) for the initial equipment advance and the first draw on the line, of $820,778. On June 6,

2006, the Company renewed the line of credit to modify the interest rate on the outstanding principal to prime plus 0.75% and to extend the renewal date to May 22, 2007. The interest rate would be prime plus 1.5% for supplemental advances. As of July 29, 2006, $670,783 was outstanding on the equipment term note. Aggregate maturities on the equipment term note subsequent to July 29, 2006 are as follows: $320,176 in fiscal year 2007, and $350,607 in 2008. The line of credit agreement contains financial covenants such as a minimum quick ratio of 1.50:1.00, tangible net worth of $22,000,000 plus an increase based on a percentage of quarterly net income and an accounts receivable balance in excess of the line (based on specified criteria). Subsequent to year end the terms of the covenants were amended to require a minimum quick ratio of 1.25:1.00 and a tangible net worth of $22,000,000 through October 28, 2006. Absent the amendments, the Company would not have been in compliance with the financial covenants as of July 29, 2006.

8.    Accrued Expenses

        Accrued expenses consisted of the following at July 30, 2005 and July 29, 2006.

	2005	2006
Accrued fees and expenses payable	$131,660	$635,447
Accrued compensation and benefits	401,263	1,255,003
Accrued professional services	84,039	259,462
Accrued other-security deposit	57,382	57,382

Accrued expenses	$674,344	$2,207,294

9.    Other Current Liabilities

        Other current liabilities consists of $2,639,560 in deferred revenue. The Company is required to determine whether delivery has occurred, and the Company specifies delivery terms and assesses each shipment against those terms and only recognizes revenue when certain that the delivery terms are met. For the fiscal year ended July 29, 2006, the Company deferred revenue of $2,639,560 in shipments until confirmation of delivery occurred.

10.    Acquisition

        On March 5, 2006, the Company acquired Engana Pty Limited, renamed Optium Australia Pty Limited, a leading innovator of ROADM technology, for approximately $26,272,000 including $638,000 in related acquisition costs. The purchase was funded through the issuance of 24,475,897 shares of Series D-1 Senior Convertible Preferred Stock and 729,361 shares of series 2 non-voting common stock of the Company, including 2,447,583 and 72,936 of shares held in escrow, respectively, for all of the outstanding shares of Engana Pty Limited. The escrow shares will be released upon the earlier of 18 months or the closing of the Company's initial public offering. In determining the aggregate purchase price paid for Engana Pty Limited, the Company used $0.87204 per share for the Series D-1 Senior Convertible Preferred Stock, the per share base liquidation value of such stock, and $5.76 per share for the Series 2 non-voting common stock, the contemporaneous per share fair market value of the Company's common stock as determined by the Board of Directors. Additionally, fully-vested options to purchase 55,305 shares of common stock were granted in exchange for all outstanding options of Engana Pty Limited (which were fully-vested). This acquisition provided additional technology and products to enhance the Company's product offerings. The transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations." As a result, the assets we acquired were accounted for at fair value on the acquisition date, and the results of operations of Engana Pty Limited are included in the Company's consolidated results of operations since the acquisition date.

        The Engana Pty Limited purchase price was allocated as follows:

Net assets acquired	$4,788,000
Acquired in-processs research and development	11,187,000
Goodwill	10,297,000

Total purchase price	$26,272,000

        The following table summarizes the components of the assets acquired at fair value:

Cash	$4,639,000
Net fixed assets and other	491,000
Less liabilities assumed	(342,000)

Net assets acquired	$4,788,000

        Engana's developmental project that had not reached technological feasibility and had no future alternative use was classified as acquired in-process research and development and expensed on the acquisition date. Efforts required to develop acquired in-process research and development into commercially viable products include the planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

        The acquired in-process research and development expense of approximately $11.2 million relates to the DWP ROADM project acquired and was determined using the income approach assuming cash flows over ten years and using a risk adjusted discount rate of 30%. The discount rate was based on fundamental data for a group of market participants as well as venture capital studies. The ten year life is based on the life expectancy of this DWP ROADM product in the market place with an assumed growth rate of 75% diminishing to 1.6% and no assumed terminal value. The DWP ROADM product is expected to begin generating revenue in late fiscal year 2007. The fair value of the acquired in-process research and development and the estimated future expenses related to the DWP ROADM project as of the acquisition are approximately as follows (in millions):

	Fair value	Remaining expenses
DWP ROADM Project	$11.2	$1.6

        The results of operations of Engana have been included in our consolidated financial statements subsequent to the date of acquisition. The financial information in the table below summarizes the combined results of operations of us and Engana, on a pro forma basis, for each of the periods presented as if the acquisition occurred at the beginning of the period presented:

	Year ended July 30, 2005	Year ended July 29, 2006
	(in thousands, except per share data)
Total revenues	$37,076	$69,477
Pro forma net (loss) income	(3,586)	838
Pro forma net (loss) income per share—basic	(1.44)	0.32
Pro forma net (loss) income per share—diluted	(1.44)	0.04
Reported net loss	(1,451)	(8,123)
Reported net loss per share—basic and diluted	(0.83)	(3.68)

        The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information in each period excludes a $11,187,000 charge for acquired in-process research and development, which is a non-recurring charge not representative of research and development expenses incurred for that period.

11.    Redeemable Convertible Preferred Stock

        The Company has authorized under its Certificate of Incorporation, as amended on March 3, 2006, the issuance of 177,654,855 shares of preferred stock, of which 24,450,000 have been designated as Series A redeemable convertible preferred stock (Series A), 42,702,958 shares have been designated Series B redeemable convertible preferred stock (Series B), 60,526,000 shares have been designated Series C senior redeemable convertible preferred stock (Series C), 25,500,000 shares have been designated Series D senior redeemable convertible preferred stock (Series D), and 24,475,897 shares have been designated Series D-1 senior redeemable convertible preferred stock (Series D-1).

        As the potential redemption of the preferred stock is outside the control of the Company, it has been classified outside of stockholders' deficit.

        The rights and privileges of the Series A, Series B, Series C, Series D and Series D-1 (collectively, the "preferred shares") are as follows:

  •
  Dividends—The holders of the Series B, C, D, and D-1 shares are entitled to receive noncumulative dividends at the rate of $0.068, $0.016, $0.0325, and $0.0349 per share, respectively, when, as, and if declared by the Board of Directors. In addition, holders of Series A, B, C, D and D-1 shares are entitled to receive dividends on an as converted basis in connection with any dividends declared and paid on common stock. To date, no dividends have been declared by the Board of Directors.

  •
  Liquidation—The preferred shares have a preference in liquidation equal to the original purchase price ($0.33333 per share in the case of Series A, $0.85 per share in the case of Series B, four and six-tenths (4.6) times the $0.20144 per share price in the case of Series C, two times the $0.40621 per share price in the case of Series D, and $0.87204 per share in the case of Series D-1), plus any dividends declared but unpaid, if any. In the event that the funds legally available for distribution upon liquidation shall be insufficient to pay the holders of the preferred shares their full preferential amount, (i) the holders of the Series D and Series D-1, and any class or series of stock ranking in liquidation on a parity with the Series D and Series D-1, shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amount each such holder is otherwise entitled to receive with respect to such shares until the full such amount has been received, (ii) thereafter, the holders of Series C, and any class or series of stock ranking in liquidation on a parity with the Series C, shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the amount each such holder is otherwise entitled to receive with respect to such shares until the full such amount has been received, (iii) and then thereafter, the holders of Series A and Series B, and any class or series of stock ranking in liquidation on a parity with the Series A and Series B, shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the amount each such holder is otherwise entitled to receive with respect to such shares until the full such amount has been received.

  •
  Voting—Each of the preferred shares votes equally with shares of voting common stock on an as-converted basis on all actions to be taken by the stockholders.

  •
  Conversion—Each share of preferred stock is convertible at any time at the option of the holder into common stock on a 12:1.181 and 12:1.420 basis for Series A and B, respectively, and on a one-to-one basis for Series C, Series D, and Series D-1, adjusted for certain events, as defined. Conversion of the preferred shares is automatic upon the closing of an initial public offering with net proceeds of at least $30,000,000 and an offering price of not less than $275,000,000 divided by the aggregate number of shares outstanding on a fully-diluted basis immediately prior to such offering. The conversion prices of each series of preferred stock shall be adjusted if the Company issues or sells any shares of common stock for a value less than the applicable conversion price or if the Company effects a stock split or stock dividend. The conversion price of the Series D-1 will also be reduced if (i) the shares of series 2 non-voting common stock are to be converted into common stock as the result of the conversion of all shares of preferred stock occurring in connection with the Company's initial public offering and (ii) the price to the public in such initial public offering is less than $15.70 per share. In such an event, the conversion rate of the series 2 nonvoting common stock shall be reduced to a rate that will result in the holders of series 2 nonvoting common stock receiving an aggregate number of shares equal to (A) the number of shares that such holders would have received if the conversion rate for the series 2 nonvoting common stock were 1:1, minus (B) a number of shares equal to (1) 2,811,021, divided by (2) the price to the public in such initial public offering. In no event shall the conversion rate of the series 2 nonvoting common stock be reduced below 1:0.0001. In connection with any such series 2 nonvoting common stock conversion rate adjustment, the conversion rate of the Series D-1 will be increased to a rate that results in the holders of Series D-1 receiving an aggregate additional number of shares of common stock equal to the aggregate number of shares of common stock by which the aggregate number of shares of common stock received upon conversion of the series 2 nonvoting stock was reduced as a result of such conversion adjustment.

  •
  Redemption—At anytime after January 31, 2007, a majority of preferred stockholders of the then-outstanding shares may require the Company to redeem the shares for cash, payable in two annual installments, beginning 60 days following a request for redemption. The redemption price is equal to the greater of the then-fair market value per preferred share or the original purchase price of the preferred shares, plus any dividends declared but unpaid.

  •
  Demand registration rights—The holders of a majority of the outstanding shares of common stock issued upon the conversion of the Series A and the holders of thirty-five percent of the outstanding shares common stock issued upon the conversion of the Series B are entitled to demand registration by the Company of all or any of such shares.

  •
  S-3 demand registration rights—The holders of the outstanding shares of common stock issued upon conversion of the Series A are entitled to demand the Company file up to two registration statements under the Securities Act on Form S-3 in any 12 month period with respect to their shares of common stock. The holders of thirty-five percent of the outstanding shares of common stock issued upon conversion of the Series B, the holders of thirty percent of the outstanding shares of common stock issued upon conversion of the Series D and thirty percent of the outstanding shares of common stock issued upon conversion of the Series D-1 are entitled to demand the Company file up to one registration statement under the Securities Act on Form S-3 in any 12 month period with respect to their shares of common stock.

  •
  Piggyback registration rights—If the Company proposes to register any of its securities under the Securities Act for its own account or for the account of any other holder, the holders of the outstanding shares of common stock issued upon conversion of preferred stock of any series are entitled to include their shares of common stock.

  •
  Rights of First Refusal and Co-Sale Rights—All holders of Series A, B, C, D and D-1 who are a party to the Second Amended and Restated Stockholders Agreement dated on March 5, 2006 (the "Stockholders Agreement") are entitled to rights of first refusal, subject to the Company's superior right of first refusal, if any holder of common stock who is a party to the Stockholders Agreement wishes to sell, assign, transfer or otherwise dispose of such holder's shares. In addition, the holders of Series A, B, C, D and D-1 are entitled to co-sale rights with respect to such a sale or other disposition on the same terms.

  •
  Preemptive Rights—Under the Stockholders Agreement, the holders of Series A, B, C, D and D-1 are entitled to pre-emptive rights on any new issuances of securities by the Company other than customary exceptions.

  •
  Inspection Rights—Under the Stockholders Agreement, each holder of at least 1,176,471 shares of Series A and/or Series B, five percent of the originally issued shares of Series C, ten percent of the originally issued shares of Series D or five percent of the originally issued shares of Series D-1, have certain inspection rights with respect to the Company's facilities and books and records.

  •
  Information Rights—Under the Stockholders Agreement, until the consummation of the Company's initial public offering of common stock resulting in net proceeds to the Company of at least $30,000,000 and in which the price per share paid by the public for such shares multiplied by the aggregate number of shares of outstanding common stock, assuming the conversion of the preferred stock and including any reserved shares under the Company's 2000 Stock Incentive Plan, is equal to $275,000,000, each holder of more than 3,529,412 shares of Series A and/or Series B, five percent of the originally issued shares of Series C, ten percent of the originally issued shares of Series D or five percent of the originally issued shares of Series D-1 is entitled to monthly, quarterly and annual reports consisting of the Company's consolidated and consolidating balance sheets, statements of income and retained earnings of the Company and its subsidiaries for such period.

        The rights of first refusal, co-sale rights, pre-emptive rights, inspection rights and information rights all terminate upon the earlier of (i) the completion of the Company's initial public offering of common stock or (ii) a liquidation, dissolution or winding up of the Company.

  •
  Pay-to-Play—In the event the Company offers the holders of Series A, B, C, D and D-1 the opportunity to participate in a financing that has an equity component and the Board of Directors has determined that such holders will be subject to the pay-to-play provision in the Certificate of Incorporation and such holders elect not to participate, all of such holder's shares of Series A, B, C, D and D-1 shall automatically convert into the number of shares of common stock into which such shares of Series A, B, C, D and D-1 are convertible into without taking into account any adjustments as a result of such financing to the applicable conversion price.

        At July 29, 2006, the Company has reserved 16,537,680 shares of its common stock for the conversion of its outstanding preferred shares as follows:

	Outstanding Preferred Shares	As Converted into Common Stock
Series A	23,818,500	2,344,496
Series A warrants	450,000	44,294
Series B	41,969,418	4,966,532
Series C	59,879,318	4,989,932
Series C warrants	587,769	48,979
Series D	25,245,570	2,103,793
Series D-1	24,475,897	2,039,654

	176,426,472	16,537,680

12.    Stockholders' Deficit

Common stock

        As of July 29, 2006, the Company has authorized under its Certificate of Incorporation, as amended March 3, 2006, the issuance of 327,000,000 shares of common stock, of which 300,000,000 have been designated voting common stock, 12,000,000 have been designated nonvoting common stock and 15,000,000 have been designated series 2 nonvoting common stock. The nonvoting common stock automatically converted to voting common stock upon May 23, 2006. The series 2 nonvoting common stock automatically converts into voting common stock upon the earlier of (i) March 31, 2011, (ii) the conversion of all shares of preferred stock, (iii) a change in control transaction with respect to the Company, or (iv) the redemption of any shares of preferred stock. The shares of series 2 nonvoting common stock shall convert into common stock on a 1:1 basis; provided that if (i) the shares of series 2 non-voting common stock are to be converted into common stock as the result of the conversion of all shares of preferred stock occurring in connection with the Company's initial public offering and (ii) the price to the public in such initial public offering is at or less than $15.70 per share, then the conversion rate of the series 2 nonvoting common stock shall be reduced to a rate that will result in the in the holders of series 2 nonvoting common stock receiving an aggregate number of shares equal to (A) the number of shares that such holders would have received if the conversion rate for the series 2 nonvoting common stock were 1:1, minus (B) a number of shares equal to (1) 2,811,021, divided by (2) the price to the public in such initial public offering. In no event shall the conversion rate of the series 2 nonvoting common stock be reduced below 1:0.0001. In connection with any such series 2 nonvoting common stock conversion rate adjustment, the conversion rate of the series D-1 preferred stock will be increased to a rate that results in the holders of series D-1 preferred stock receiving an aggregate additional number of shares of common stock equal to the aggregate number of shares of common stock by which the aggregate number of shares of common stock received upon conversion of the series 2 nonvoting stock was reduced as a result of such conversion adjustment.

Stock incentive plan

        In fiscal 2000, the Company adopted the Optium Corporation Stock Incentive Plan, as amended, (the "Plan") under which 3,457,073 shares of common stock have been reserved for issuance as of July 29, 2006. Under the terms of the Plan, the Company may grant nonqualified or incentive stock options, restricted stock, or make awards of stock appreciation rights to directors, officers, employees, and consultants of the Company. The exercise price for grants shall be determined by the Board of Directors on the date of grant, but in no event shall the exercise price of incentive stock options be less than 100% of the fair market value of the common stock (110% for any incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of stock as determined by the Board of Directors on the date of grant). Option grants under the Plan generally vest over four years and expire ten years from the date of grant.

        At July 29, 318,914 shares are available for future grants under the Plan.

        Stock option transactions under the Plan for the years ended July 31, 2004, July 30, 2005 and July 29, 2006 are summarized as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Balance—August 2, 2003	850,656	$0.3432-2.64	$2.4360
Granted	329,283	$0.4800-0.84	0.6120
Forfeited	(76,253)	$0.3432-2.64	1.5840
Exercised	(48,645)	$0.3432-2.64	1.2000

Balance—July 31, 2004	1,055,041	$0.3432-2.64	$0.5400
Granted	318,529	$0.9600-0.96	0.9600
Forfeited	(133,230)	$0.4800-0.96	0.5225
Exercised	(18,614)	$0.3432-2.64	0.4991

Balance—July 30, 2005	1,221,726	$0.4800-2.64	$0.6685
Granted	817,395	$2.400-10.92	$7.1822
Forfeited	(80,310)	$0.480-10.20	$5.6304
Exercised	(307,045)	$0.4800-9.24	$0.5686

Outstanding—July 29, 2006	1,651,766	$0.480-10.92	$3.6692

Options exercisable—July 29, 2006	672,893	$0.480-10.92	$1.1776
Options exercisable—July 30, 2005	691,044	$0.4800-2.64	$0.5325

        During the fiscal years 2004, 2005 and 2006, certain employees exercised options to purchase 48,645, 18,614 and 307,045 shares of the Company's common stock for proceeds of $24,024, $9,290 and $174,573 respectively.

        The weighted average remaining life of the options as of July 29, 2006 is 8.47 years.

        The detail of the options exercisable as of July 29, 2006 is as follows:

Number of Options	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life
586,387	$0.4800-1.08	0.5829	7.50
84,318	$2.4000-5.76	5.0606	9.48
2,188	$10.92-10.92	10.9200	9.67

        Subsequent to July 29, 2006, through September 11, 2006, the Company granted 141,208 options to purchase common stock.

Deferred Compensation

        The Company's Board of Directors has determined the fair value of all stock option grants on the date of the grants. In April 2006, as a result of improved operating performance, the execution of a letter of intent to acquire Engana, external market factors affecting the Company's market sector, as well as feedback from investment bankers indicating that the Company was now a viable initial public offering candidate, the Board of Directors retrospectively determined the fair value of the Company's common stock for all stock options granted during the three fiscal quarters beginning May 1, 2005 and ending January 2006. As a result of the Company's retrospective determinations of fair value of the common stock for prior option grant dates of June 23, 2005, September 21, 2005 and November 7, 2005, the Company recorded an aggregate of approximately $125,000 of deferred stock-based compensation on the balance sheet for the stock options granted on those dates. The amount of deferred stock-based compensation for each stock option grant on these dates was calculated based on the difference between the retrospectively determined fair value per share of the common stock at the date of the grant and the exercise price of the option. The Company will amortize this deferred stock-based compensation expense over the vesting period of the applicable stock option grants, subject to adjustment for any stock options which are cancelled or accelerated.

        In June 2006, based on the Company's retrospective determinations of fair value of our common stock, the Company offered to the recipients of stock option grants on June 23, 2005, September 21, 2005 and November 7, 2005, the ability to amend the terms of their stock options to increase their per share exercise price from $0.96 to $1.08 in the case of June 23, 2005 grants, from $1.20 to $2.40 in the case of the September 21, 2005 grants and from $1.20 to $3.96 in the case of the November 7, 2005 grants. All of such stock option recipients have chosen to amend their stock options to a higher exercise price in order to avoid potential adverse personal income tax consequences. There was no additional consideration offered to the employees in exchange for amending their stock options.

        In relation to these amended stock options, the Company recorded deferred stock-based compensation of approximately $1,200,000 in the balance sheet for the fiscal quarter ended July 29, 2006 in addition to the approximately $125,000 in deferred stock-based compensation referenced above. The amount of additional deferred stock-based compensation for each amended stock option was calculated based upon the difference between the amended exercise price of $1.08 per share, $2.40 per share or $3.96 per share, as applicable, and $10.92 per share, the valuation by the Board of Directors of the per share fair value of our common stock as of the date of amendment of the stock options. The Company will amortize this additional deferred stock-based compensation expense over the vesting period of the applicable stock option grants, subject to adjustment for any stock options which are cancelled or accelerated.

Restricted common stock

        Since fiscal year 2002, the Company has not sold shares of voting common stock to employees. During fiscal years 2001 and 2002, the Company sold to employees 1,582,295 shares of voting common stock and 384,240 shares of nonvoting common stock at prices ranging from $0.0012 to $2.64 per share under the Plan. The Company has entered into restricted stock agreements with the employees pursuant to which it has the right to repurchase, at the original price per share, any unvested shares in the event the employee shall cease to be employed by the Company. This repurchase right expires over a four-year period. At July 30, 2005 and July 29, 2006, 295 and zero shares, respectively, of common stock were subject to this repurchase right at prices ranging from $0.0012 to $2.64 per share.

        In addition, employees signed partial recourse promissory notes in consideration for the purchase of the restricted stock. During fiscal year 2003, the Company forgave all but $12,553 of the remaining employee subscription receivables for common stock including any accrued interest. During fiscal year

2004, the remaining subscriptions receivable were either collected or the stock was repurchased by the Company, thus cancelling the receivable.

Warrants issued to employees

        On January 31, 2003, the Company issued 1,308,954 warrants with an exercise price of approximately $0.05 per share to purchase shares of the Company's Series C preferred stock to officers and employees who invested in the Series B preferred stock offering in fiscal 2001. The warrants are immediately exercisable and expire on the earliest of termination of employment with the Company or January 31, 2013. The excess of the fair market value of the Series C preferred stock over the exercise price of approximately $195,900 is included in general and administrative expenses for the year ended August 2, 2003. During fiscal year 2004, the Company canceled 58,007 Series C warrants as a result of an employee termination. In connection with the cancellation, the Company reduced its fiscal year 2004 salary expense by $8,680, which is included in selling, general and administrative expenses on the statements of operations. During the year ended July 29, 2006, 663,178 warrants were exercised for proceeds of $33,398. The conversion rate of Series C preferred stock is discussed in Note 11.

Warrants issued in connection with capital lease financing

        On May 16, 2001, in connection with the closing of the capital lease line of credit (see Note 6), the Company issued a warrant to purchase 450,000 shares of Series A preferred stock at $0.33333 per share. The warrant vested immediately upon issuance and expires at the later of (i) ten years from the date of issuance or (ii) five years after the date of a qualified public offering of the Company's common stock, as defined. The Company has reserved 450,000 shares of Series A preferred stock for issuance under the warrant agreement. The Company accounts for these warrants in accordance with APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The Company valued these warrants using the Black-Scholes option pricing model using the following assumptions: 80% volatility, 5.39% risk-free interest rate, 0.0% dividend yield, and a ten-year expected life, resulting in deferred financing costs of $125,336. Deferred financing costs are amortized to interest expense over the term of the debt using a method that approximates the interest method. Interest costs associated with amortization of deferred financing costs of approximately $40,500, $0 and $0 were charged to interest expense in the accompanying statements of operations in fiscal years 2004, 2005 and 2006, respectively. The conversion rate of Series A preferred stock is discussed in Note 11.

13.    Income Taxes

        At July 30, 2005 and July 29, 2006, the Company had federal net operating loss ("NOL") carryforwards of approximately $45,990,000 and $39,820,000, respectively, which expire through July 2021 to July 2025. NOL carryforwards and credits are subject to review and possible adjustments by the Internal Revenue Service ("IRS") and may be limited by the occurrence of certain events, including significant changes in ownership interests. The Company has performed a preliminary analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carryforwards attributable to periods before the change. The preliminary review determined the Company has potential limitations related to approximately $2,500,000 of the NOL carryforwards.

        In connection with the acquisition of Engana Pty Limited, the Company acquired NOL tax carryforwards and credits in the amount of approximately $4,800,000. These NOL carryforwards and credits are subject to review and possible adjustments by the Australian Taxation Office ("ATO") and may be limited by the occurrence of certain events, including significant changes in ownership interests or significant changes in the business of the Company. This is a factual test that can only be determined in the year in which the NOL carryforward is sought to be utilized. There is no time limit on the use of NOL carryforwards. The acquired net operating losses have been offset by a valuation allowance. Upon utilization of such NOL carryforwards, goodwill will be reduced.

        At July 30, 2005 and July 29, 2006, the components of the Company's net deferred taxes were as follows:

	July 30, 2005	July 29, 2006
Domestic, federal, state and foreign NOL carryforwards	$16,992,000	$16,420,000
Federal and state AMT credit	—	115,000
Federal and state research and development credit	1,257,000	1,254,000
Depreciation and amortization	238,000	494,000
Capitalized organization and start-up costs	271,000	1,300
Other accruals	333,000	526,000

Total deferred tax assets	19,091,000	18,810,300
Valuation allowance	(19,091,000)	(18,810,300)

Net deferred tax assets	$—	$—

        The net change in valuation allowance reflects the utilization of domestic based NOL's of $2,008,500 offset by additional foreign NOL's of $1,450,000 related to the acquisition of Engana and changes in other deferred tax assets. Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before carryforwards expire.

        For the fiscal year ended July 29, 2006, the Company has a current tax provision of approximately $119,000 for federal and state alternative minimum tax ("AMT") related to fiscal year 2006 income tax exposure. Income before income tax for the year ended July 29, 2006 includes a pre-tax loss of approximately 12,658,300 related to foreign operations.

        A reconciliation of the United States statutory income tax rate to the effective income tax rate follows:

	Fiscal year ended July 31, 2004	Fiscal year ended July 30, 2005	Fiscal year ended July 29, 2006
Tax at statutory rate	35%	35%	35%
State taxes	4	4	4
Federal and state AMT for which a full valuation allowance has been established	—	—	1.6
Increase in valuation allowance	(39)	(39)	(39)

Effective tax rate	0%	0%	1.6%

14.    Commitments and Contingencies

Lease commitments

        The Company has operating leases for office space and equipment expiring through 2010. Future minimum lease payments under noncancelable operating leases as of July 29, 2006 are as follows:

2007	$1,041,979
2008	950,636
2009	612,116
2010	154,167

Total future minimum lease payments	$2,758,898

        Total rent expense for the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006 was $737,560, $681,460 and $787,467, respectively. The total minimum rentals to be received in the future under noncancelable operating subleases as of July 29, 2006 is $598,016.

Litigation

        On September 11, 2006, JDS Uniphase Corporation and EMCORE Corporation filed a complaint in the United States District Court for the Western District of Pennsylvania alleging that the Company's 1550 nm HFC externally modulated transmitter, in addition to possibly "products as yet identified," infringes on two U.S. patents. During the fiscal year ended July 29, 2006, sales of the Company's 1550 nm HFC externally modulated transmitter represented less than 5% of the Company's revenues. Since discovery has not yet commenced, the Company is unable to determine the ultimate outcome of this litigation.

        In the ordinary course of business, the Company is party to litigation, claims and assessments. Based on information currently available, management does not believe the impact of these matters will have a material effect on the financial condition, results of operations or cash flows of the Company.

Employment agreements

        The Company has employment agreements with certain officers and key employees. The agreements are for two or three year periods that expire in either April 2008 or April 2009. According to the terms of the agreements, if there is a termination without cause, as defined, the Company must pay, depending on the agreement, severance pay of one to two years.

15.    Major Customers

        Accounts receivable potentially subject the Company to a concentration of credit risk. The Company currently derives its revenues from a variety of companies in many different geographic locations operating within the telecommunications industry.

        Revenues from major customers during the fiscal years 2004, 2005 and 2006 comprising 10% or more of total revenues were as follows:

	2004	2005	2006
Customer A	6%	5%	20%
Customer B	3%	3%	17%
Customer C	6%	22%	13%
Customer D	5%	34%	12%
Customer E	27%	6%	6%

        Accounts receivable from these five customers at July 29, 2006 represented 74% of total accounts receivable.

        Revenue occurs from customers located both internationally and in the United States.

16.    Related Party Transactions

        During fiscal year 2004 and 2005, the Company used Suchoski Asset Management, a company that provides air transportation using a private jet, for certain Company business travel. Suchoski Asset Management is owned by both the president/chief executive officer and chairman of the board of the Company. Total travel expense paid to Suchoski Asset Management during fiscal year 2004 and 2005 was $331,200 and $121,870, respectively. As of the end of fiscal year 2005, the Company was no longer using these services and there were no expenses for fiscal year 2006.

        During the fiscal years ended July 31, 2004, July 30, 2005 and July 29, 2006, the Company paid Guy Gertel, a consultant and brother of the president and chief executive officer of the Company, $90,200, $114,992 and $126,274, respectively, in cash compensation during such fiscal years. The Company also granted to Guy Gertel, for no additional consideration, 1,666, 3,583 and 6,875 shares of common stock, respectively, with a fair market value of $1,400, $3,440 and $39,525, respectively, which has been recorded in selling, general and administrative expense in the accompanying statements of operations.

        During the fiscal year ended July 29, 2006, the Company reimbursed the president and chief executive officer for travel expenses on a private jet of which he currently owns a fractional interest. The amount of such reimbursement was approximately $25,000.

17.    Interest and Other Income, Net

        Interest and other income, net consisted of the following:

	Fiscal year ended 2004	Fiscal year ended 2005	Fiscal year ended 2006
Interest income	$34,946	$161,583	$282,961
Interest expense	(317,079)	(12,392)	(77,719)
Other income	—	—	4,934
Other expense	(128,265)	(30,387)	—

	$(410,398)	$118,804	$210,716

18.    401(k) Plan

        The Company sponsors the Optium Corporation 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan enables employees to make pretax contributions up to the maximum allowable amounts set by the IRS. Under the 401(k) Plan, the Company may match a portion of the employee contribution up to a defined maximum. The Company may, but is not obligated to, provide profit-sharing contributions to employees. For the years ended July 31, 2004, July 30, 2005 and July 29, 2006, the Company made $99,500, $105,826 and $135,896, respectively, in matching contributions to the 401(k) Plan.

        Australian employers are required to contribute to a deferred contribution plan of each employee's choice in an amount equivalent to 9% of an employee's annual salary. Our Australian subsidiary has this requirement. The expense recognized for the year ended July 29, 2006 was $59,957.

19.    Quarterly Financial Information (unaudited)

	Q1 FY06	Q2 FY06	Q3 FY06	Q4 FY06
Revenue	$14,016,375	$16,012,590	$16,462,525	$22,985,349
Gross profit	$3,042,268	$3,606,431	$4,206,807	$6,669,946
Net income (loss)	$377,010	$817,075	$(11,012,296)	1,695,434
Basic shares outstanding	1,817,748	1,822,396	2,330,570	2,850,170
Basic EPS	$0.21	$0.45	$(4.73)	$0.59
Diluted shares outstanding	16,980,540	17,274,859	2,330,570	20,441,394
Diluted EPS	$0.02	$0.05	$(4.73)	$0.08
	Q1 FY05	Q2 FY05	Q3 FY05	Q4 FY05
Revenue	$8,000,587	$8,002,029	$9,022,179	$12,051,153
Gross profit	$2,086,168	$1,876,413	$2,083,460	$2,741,081
Net income (loss)	$(462,065)	$(616,156)	$(516,373)	$143,206
Basic shares outstanding	1,658,635	1,727,586	1,794,889	1,815,101
Basic EPS	$(0.28)	$(0.36)	$(0.29)	$0.08
Diluted shares outstanding	1,658,635	1,727,586	1,794,889	16,678,773
Diluted EPS	$(0.28)	$(0.36)	$(0.29)	$0.01

20.    Subsequent Event

        On October 9, 2006, the Company's Board of Directors approved a 1-for-12 reverse stock split of the Company's issued common stock, subject to stockholder approval. On October 10, 2006, the Company's stockholders approved the reverse stock split. The reverse stock split became effective on October 10, 2006, upon the filing by the Company of an amendment to the certification of incorporation with the Delaware Secretary of State giving effect to the reverse stock split. Common share and common share-equivalents have been restated to reflect the reverse stock split for all periods presented. In addition the Company's Board of Directors approved an increase in the authorized common stock to 100,000,000 shares on October 9, 2006. On October 10, 2006, the Company's stockholders approved the increase in the authorized common stock.

Report of Independent Auditors

The Board of Directors of Optium Australia Pty Limited (formerly Engana Pty Limited)

        We have audited the accompanying balance sheets of Optium Australia Pty Limited (formerly Engana Pty Limited) (the "Company") as of June 30, 2004 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optium Australia Pty Limited (formerly Engana Pty Limited) at June 30, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                              /s/ Ernst & Young

June 21, 2006,
except for the last paragraph of Note 6,
as to which the date is July 25, 2006
Sydney, Australia

Optium Australia Pty Limited

(A Development Stage Company)

Balance Sheets

(U.S. Dollars)

	June 30, 2004	June 30, 2005	December 31, 2005 (unaudited)
Assets
Current assets:
Cash	$2,862,745	$976,978	$5,221,640
Prepaid expenses and other current assets	49,393	110,813	88,102

Total current assets	2,912,138	1,087,791	5,309,742
Property and equipment—net	233,040	231,885	265,297

Total assets	$3,145,178	$1,319,676	$5,575,039

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	25,750	98,700	54,267
Accrued expenses	240,618	145,193	117,408
Employee entitlement accruals	34,136	52,131	59,080

Total current liabilities	300,504	296,024	230,755

Total liabilities	300,504	296,024	230,755
Shareholders' equity:
Series A convertible preferred shares—12,435,266 shares authorized, 12,263,672 as of June 30, 2004, 12,302,357 as of June 30, 2005 and 12,435,266 as of December 31, 2005 issued and outstanding	3,878,735	3,893,810	3,945,500
Series B convertible preferred shares—15,474,307 shares authorized, issued and outstanding (as of December 31, 2005)	—	—	6,082,264
Ordinary shares, no par value—10,000,000 shares authorized, issued and outstanding (as of December 31, 2005)	564	564	564
Deficit accumulated during the development stage	(1,576,534)	(3,711,759)	(5,237,002)
Accumulated other comprehensive income	541,909	841,037	552,958

Total shareholders' equity	2,844,674	1,023,652	5,344,284

Total liabilities and shareholders' equity	$3,145,178	$1,319,676	$5,575,039

See accompanying notes.

Optium Australia Pty Limited

(A Development Stage Company)

Statements of Operations

(U.S. Dollars)

	Year ended June 30, 2004	Year ended June 30, 2005	Six months ended December 31, 2004 (unaudited)	Six months ended December 31, 2005 (unaudited)	September 18, 2001 (inception) to December 31, 2005 (unaudited)
Revenue	$—	$—	$—	$—	$—
Cost of revenue	—	—	—	—	—

Gross profit	—	—	—	—	—
Operating expenses:
Research and development	768,928	1,879,471	774,344	886,566	3,993,065
Selling, general and administrative	686,553	829,706	339,842	736,541	2,495,043

Total operating expenses	1,455,481	2,709,177	1,114,186	1,623,107	6,488,108

Loss from operations	(1,455,481)	(2,709,177)	(1,114,186)	(1,623,107)	(6,488,108)
Interest, income net	61,952	107,610	65,848	97,864	302,137
Grant income	396,909	466,342	281,908	—	791,484

Net loss before income tax	(996,620)	(2,135,225)	(766,430)	(1,525,243)	(5,394,487)
Tax benefit	—	—	—	—	157,485

Net loss	$(996,620)	$(2,135,225)	$(766,430)	$(1,525,243)	$(5,237,002)

See accompanying notes.

Optium Australia Pty Limited

(A Development Stage Company)

Statements of Changes in Shareholders' Equity

(U.S. Dollars)

	Preferred shares		Ordinary shares
	Number of shares	Amount	Number of shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, June 30, 2003	6,945,821	$1,981,582	10,000,000	$564	$(579,914)	$436,214	$1,838,446
Issue of series A convertible preferred shares	5,279,166	1,883,509	—	—	—	—	1,883,509
Share issue costs	—	(556)	—	—	—		(556)
Cost of share-based payments
Series A convertible preferred shares	38,685	14,200	—	—	—	—	14,200
Components of comprehensive loss:
Net loss	—	—	—	—	(996,620)	—	(996,620)
Foreign currency translation adjustment	—	—	—	—	—	105,695	105,695

Comprehensive loss	—	—	—	—	—	—	(890,925)

Balance, June 30, 2004	12,263,672	3,878,735	10,000,000	564	(1,576,534)	541,909	2,844,674
Cost of share-based payments
Series A convertible preferred shares	38,685	15,075	—	—	—		15,075
Components of comprehensive loss:
Net loss	—	—	—	—	(2,135,225)	—	(2,135,225)
Foreign currency translation adjustment	—	—	—	—	—	299,128	299,128

Comprehensive loss	—	—	—	—	—	—	(1,836,097)

Balance, June 30, 2005	12,302,357	3,893,810	10,000,000	564	(3,711,759)	841,037	1,023,652
Issue of Series B convertible preferred shares (unaudited)	15,474,307	6,134,080	—	—	—	—	6,134,080
Share issue costs	—	(51,816)	—	—	—	—	(51,816)
Cost of share-based payments
Series A convertible preferred shares (unaudited)	132,909	51,690	—	—	—	—	51,690
Components of comprehensive loss:
Net loss (unaudited)	—	—	—	—	(1,525,243)	—	(1,525,243)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(288,079)	(288,079)

Comprehensive loss	—	—	—	—	—	—	(1,813,322)

Balance, December 31, 2005 (unaudited)	27,909,573	$10,027,764	10,000,000	$564	$(5,237,002)	$552,958	$5,344,284

See accompanying notes.

Optium Australia Pty Limited

(A Development Stage Company)

Statements of Cash Flows

(U.S. Dollars)

	Year ended June 30, 2004	Year ended June 30, 2005	Six months ended December 31, 2004 (unaudited)	Six months ended December 31, 2005 (unaudited)	September 18, 2001 (inception) to December 31, 2005 (unaudited)
Cash flows from operating activities
Net loss	$(996,620)	$(2,135,225)	$(766,430)	$(1,525,243)	$(5,237,002)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	83,897	124,662	56,560	67,509	323,014
Loss on disposal of fixed assets	—	85,986	—	—	85,986
Issue of shares in lieu of directors' fees	14,200	15,075	—	51,690	80,965
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	93,529	(61,420)	(2,065)	(28,979)	(88,102)
Accounts payable	8,213	72,950	(7,146)	(44,433)	54,267
Accrued expenses	213,103	(77,430)	(62,738)	30,854	176,488

Net cash used in operating activities	(583,678)	(1,975,402)	(781,819)	(1,448,602)	(4,604,384)
Cash flows from investing activities
Purchase of property and equipment	(124,574)	(209,493)	(165,918)	(100,921)	(674,297)

Net cash used in investing activities	(124,574)	(209,493)	(165,918)	(100,921)	(674,297)
Cash flows from financing activities
Proceeds from the issue of convertible preferred stock—net of issuance costs	1,882,953	—	—	6,082,264	9,947,363

Net cash provided by financing activities	1,882,953	—	—	6,082,264	9,947,363
Exchange gain on foreign currency	105,695	299,128	334,654	(288,079)	552,958
Net (decrease)/increase in cash and cash equivalents	1,280,396	(1,885,767)	(613,083)	4,244,662	5,221,640
Cash and cash equivalents, beginning of period	1,582,349	2,862,745	2,862,745	976,978	—

Cash and cash equivalents, end of period	$2,862,745	$976,978	$2,249,662	$5,221,640	$5,221,640

See accompanying notes.

Optium Australia Pty Limited

Notes to the Financial Statements

June 30, 2004 and 2005 and December 31, 2004 and 2005 (unaudited)

1. Organization and Operations

        Optium Australia Pty Limited, formerly Engana Pty Limited (the "Company") was incorporated in the State of New South Wales, Australia on September 18, 2001 ("inception") to design, manufacture and market cost- and power-efficient optical modules and sub-systems for next generation optical networks. The Company is still developing its products. No product has reached market. On this basis, management believes that the Company is a "development stage" company and, therefore, all accumulated losses to date relate to this phase.

        In the opinion of management, the interim financial statements as of December 31, 2005 and for the six-month period ended December 31, 2004 and December 31, 2005 contain all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for these interim periods. All financial information related to these interim periods are unaudited.

2. Summary of Significant Accounting Policies

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is the summary of significant accounting policies:

Exchange rate data

        The Australian dollar is the functional currency of the Company. The Company's management has elected to present these financial statements in U.S. Dollars ("USD"), the reporting currency. The following table sets forth exchange rates between U.S. dollars and Australian dollars based upon the inverse of the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Australian dollar and are the inverses of the rates quoted by the Federal Reserve Bank of New York. The table illustrates how many U.S. dollars it would take to buy one Australian dollar. On December 31, 2005, the inverse of the noon buying rate was $0.78010 per AUS$1.00.

	Year ended			Six months ended
	June 30, 2003	June 30, 2004	June 30, 2005	December 31, 2004	December 31, 2005
Low	$0.66600	$0.68850	$0.75790	$0.72690	$0.77230
High	0.66760	0.70110	0.76450	0.73280	0.78000
Daily average rate	0.66712	0.69030	0.76200	0.73009	0.78010

        The daily average rate is the highest average of all the ask prices for any given time period. The high rate is the highest bid rate for the given time period. The low rate is the lowest bid rate for the given time period. For purposes of translations the Company utilized the daily average rate for balance sheet amounts; the spot rate on date of issuance for preferred stock and an average monthly rate for all presented income statement information.

Fiscal year

        The Company's fiscal year ends on June 30. (Refer to Note 8. Subsequent Events)

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and loss during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

        The Company considers all highly liquid securities purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, and consist of money market accounts that are readily convertible to cash.

Property and equipment

        Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is based on applying the straight-line method over the estimated useful lives of the assets, which range from 4 to 5 years. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the improvement. Repairs and maintenance are expensed as incurred.

Share-based compensation

        The Company has elected to account for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issue to Employees and related interpretations ("APB 25") and adopt the disclosure-only provisions of SFAS No. 123; Accounting for Stock-Based Compensation ("SFAS 123"). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

        All options issued to date include a performance condition (i.e., the company being acquired, selling its assets or becoming listed on the Australian Stock Exchange) whereby the options cannot be exercised until the performance condition becomes probable (i.e., consummation of one of these events). Thus, through December 31, 2005, no compensation expense has been recorded in the Company's financial statements in accordance with APB 25 and no compensation expense would have been recorded had the Company accounted for these options in accordance with SFAS 123.

Research and Development Costs

        The Company is in a development stage, no product has reached market, and all research and development costs have been expensed.

Income Taxes

        The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). FAS 109 requires a Company to account for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes have been provided for the differences between the financial reporting carrying values and the income tax reporting basis of the Company's assets and liabilities. These temporary differences consist of differences between the timing of the deduction of certain amounts between income tax and financial statement reporting purposes. For the fiscal years ending 2005 and 2004, the Company has a fully reserved valuation allowance.

Goods and Services Tax

        Expenses and assets are recognized net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances, the GST is recognized as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included.

        The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or a liability in the balance sheet.

Interest Income

        Interest income is recognized as it accrues.

Grant Income

        Government grants, which support the Company's research efforts in specific projects generally provide for reimbursement of approved costs incurred. Grant receipts are recognized as revenue when research and development expenditures to which the particular grant relates, has been incurred. Advance payments received are classified as deferred revenue until earned.

Comprehensive Loss

        SFAS No. 130: Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the Company, comprehensive loss consists of net loss and foreign currency translation adjustments, and is presented in the statements of changes in shareholders' equity.

Impairment of Long-Lived Assets

        Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, established accounting standards for the impairment of long-lived assets and certain identifiable intangibles related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Long-lived assets consist primarily of property and equipment. The carrying value of long-lived assets is considered impaired when the total projected undiscounted cash flows from such assets are easily identifiable and less than carrying value. The Company determined that no event or circumstance occurred which would have warranted a revision to carrying value of its long-lived assets.

3. Property and Equipment

        Property and equipment consist of the following at each period end:

	June 30, 2004	June 30, 2005	December 31, 2005
Machinery and equipment	$273,505	$350,004	$410,986
Computer equipment and software	64,433	108,259	131,344
Furniture and office equipment	24,079	28,748	32,926
Leasehold improvements	12,769	16,106	15,433

	374,786	503,117	590,689
Less accumulated depreciation and amortization	(141,746)	(271,232)	(325,392)

	$233,040	$231,885	$265,297

        For the fiscal years ended June 30, 2004 and June 30, 2005, amounts charged to depreciation expense were $83,897 and $124,662, respectively. For the six months ended December 31, 2004 and December 31, 2005, amounts charged to depreciation expense were $56,560 and $67,509, respectively.

        The Company leases certain facilities, improvements made to the facility are capitalized and depreciated over the shorter of the term of the lease or the useful life of the improvements. Any amounts due to the landlord to return the facility to its original condition are accrued over the term of the lease and are included in accrued expenses in the balance sheet.

4. Shareholders' Equity

Preferred shares

        The Company has authorized under its Constitution, the issuance of 27,909,573 shares of preferred share, of which 12,435,266 have been designated as Series A convertible preferred shares (Series A) and 15,474,307 shares have been designated Series B convertible preferred share (Series B).

        The rights and privileges of the Series A and Series B shares (collectively, the "preferred shares") are as follows:

  •
  Dividends—Holders of Series A and Series B shares are entitled to receive dividends when, as, and if declared by the Board of Directors. To date, no dividends have been declared by the Board of Directors.

  •
  Liquidation—The preferred shares have a preference in liquidation, plus any dividends declared but unpaid, if any. In the event that the funds legally available for distribution upon liquidation shall be insufficient to pay the holders of the preferred shares their full preferential amount, the holders of the preferred shares, and any class or series of stock ranking in liquidation on a parity with the preferred shares, shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amount each holder is otherwise entitled to receive.

  •
  Voting—each of the preferred shares votes equally with shares of voting ordinary shares on an as-converted basis on all actions to be taken by the shareholders.

  •
  Conversion—Each share of preferred shares is convertible at any time at the option of the holder into ordinary shares on a 1:1 basis, adjusted for certain events, as defined.

        During fiscal year 2004, the Company issued 5,279,166 shares of Series A preferred shares. Net proceeds after offering costs of $556 were $1,882,953.

        During the six months ended December 31, 2005 (unaudited), the Company issued 15,474,307 shares of Series B preferred shares. Net proceeds after offering costs of $51,816 were $6,082,264.

        Since inception, the Company issued a total of 210,279 shares of Series A preferred shares for services rendered with a fair value of $80,965 which has been recorded in general and administrative expense in the accompanying statements of operations in the period in which the work was performed.

Ordinary shares

        The Company has authorized under its Constitution, the issuance of 10,000,000 ordinary shares, all of which have been designated voting ordinary shares. All of these shares are issued and outstanding.

Employee share ownership plan

        In fiscal year 2004, the Company adopted the Engana Pty Limited. Employee Share Ownership Plan, as amended, (the "Plan") under which 5,000,000 ordinary shares have been reserved for issuance (equivalent to approximately 15% of the Company). The exercise price for grants shall be determined by the Board of Directors, but in no event shall the exercise price of incentive share options be less than 100% of the fair market value of the ordinary shares. All shares issued under the Plan only become exercisable in the event of the Company being acquired, selling all its assets, or becoming listed on the Australian Stock Exchange. See Note 8.

        At December 31, 2005, 4,241,736 shares are available for future grants under the Plan.

        Stock option transactions under the Plan for the years are summarized as follows:

	Shares	Exercise prices
Balance—July 1, 2003	—
Granted—April 2004	758,264	$0.37352

Outstanding and exercisable—June 30, 2004, December 31, 2004, June 30, 2005, and December 31, 2005	758,264	$0.37352

        No options have been exercised as of June 30, 2005.

5. Income Taxes

        At June 30, 2004 and June 30, 2005, the Company had net operating loss ("NOL") carryforwards of $1,011,290 and $3,313,938, respectively.

        NOL carryforwards and credits are subject to review and possible adjustments by the Australian Taxation Office ("ATO") and may be limited by the occurrence of certain events, including significant changes in ownership interests, or significant changes in the business of the Company. There is no time limit on the use of NOL carry-forwards.

        The components of the Company's net deferred taxes were as follows:

	June 30, 2004	June 30, 2005
Federal and state NOL carryforwards	$303,360	$994,227
Depreciation and amortization	1,051	4,941
Patent costs	12,833	36,892
Provisions and accruals	57,575	36,408

Total net deferred tax assets	374,819	1,072,468
Valuation allowance	(374,819)	(1,072,468)

Net deferred tax assets	$—	$—

        Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible.

6. Commitments and Contingencies

Lease commitments

        The Company has operating leases for office space expiring through 2007. Future minimum lease payments under non-cancellable operating leases as of June 30, 2005 are as follows:

2006	$71,432
2007	55,219
Total future minimum lease payments	$126,651

        Total rent expense for the fiscal years ended June 30, 2004 and June 30, 2005 was $51,871 and $76,890, respectively. Total rent expense for the periods ended December 31, 2004 and December 31, 2005 was $37,061 and $52,725, respectively.

Lease renewal options

        The Company entered into an 18 month lease (plus an 18 month extension option) for $72,501 annually from September 15, 2004 to March 14, 2006. The extension was exercised subsequent to March 14, 2006.

Supplier commitments

        During the six months ended December 31, 2005 the Company negotiated the terms of a contract with a supplier and paid approximately $100,000 of non-refundable fees which is included in research and development expense on the statement of operations.

        The Company received a Commercial Ready Grant from the Australian Government through AusIndustry. The grant contributes fifty cents for each dollar spent on eligible projects. Under the terms of the agreement, the government may require the Company to repay all or some of the amount if a change in control occurs whereby Optium Australia's ownership falls below fifty percent of Australian ownership. The total amount received under the grant as of June 30, 2005 is $948,952.

        Subsequent to receiving the grant, the Company was acquired (see Note 8). Following the acquisition, the Company filed a request for change of control to an overseas entity. This request was approved by the Australian government on July 25, 2006 and is subject to the provision of detailed reports, due annually from March 31, 2007 to March 31, 2010, on the Company's progress in relation to the achievement of national benefits.

7. Retirement Plan

        Australian employers are required to contribute to a defined contribution plan of each employee's choice in an amount equivalent to 9% of an employee's annual salary.

        Total pension expense for the periods ended June 30, 2004 and June 30, 2005 was $87,675 and $81,562, respectively. Total pension expense for the periods ended December 31, 2004 and December 31, 2005 was $51,870 and $35,129, respectively.

8. Subsequent Events

        The Company was acquired by Optium Corporation on March 5, 2006. In connection with the acquisition, the Company changed its name from Engana Pty Limited to Optium Australia Pty Limited. Additionally, the Company has changed its fiscal year end to the Saturday closest to July 31.

        The Company entered into a Linkage Projects Agreement with the University of Sydney commencing on April 1, 2006. Under this agreement, the University will receive a grant from the Australian Research Council for undertaking certain research work. In return for committing to the project $42,894 in cash and $132,971 in kind over the following three years, Optium Australia Pty Limited will have the option to license any resultant intellectual property arising.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

SEC registration fee	$10,700
NASD filing fee	10,500
NASDAQ Global Market listing fee	100,000
Printing and engraving expenses	300,000
Legal fees and expenses	1,250,000
Accounting fees and expenses	1,500,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	12,000
Directors & officers securities liability insurance premiums	225,000
Miscellaneous	81,800

Total	$3,500,000

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

        Article IV of our seventh amended and restated certificate of incorporation (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Article IV of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

        Article V of our second amended and restated by-laws (the "By-Laws"), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

        In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

        We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

        We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        In the three completed fiscal years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock.

        Since August 4, 2002, we have issued capital stock in financing and acquisition transactions as set forth below. In January 2003, we issued and sold an aggregate of 59,216,120 shares of series C senior convertible preferred stock to 47 investors, at a price of $0.20144 per share. In May 2004, we issued and sold an aggregate of 25,245,570 shares of series D senior convertible preferred stock to 31 investors, at a price of $0.40621 per share. In March 2006, we issued an aggregate of 24,475,897 shares of series D-1 senior convertible preferred stock to 13 investors in exchange for all of the preferred stock of Engana Pty Limited and an aggregate of 723,361 shares of series 2 non-voting common stock to eight investors in exchange for all of the common stock of Engana Pty Limited. Before closing of this offering, each 12 shares of series A convertible preferred stock will convert into 1.18 shares of common stock, and each 12 shares of series B convertible preferred stock will convert into 1.42 shares of common stock, each 12 shares of series C senior convertible preferred stock, series D senior convertible preferred stock, series D-1 senior convertible preferred stock into one share of common stock and each share of series 2 non-voting common stock will convert into one share of common stock; provided that the conversion rate of series D-1 senior convertible preferred stock will increase and series 2 non-voting common stock will decrease, as described in footnote 13 to the table of principal stockholders on pages 76-78 of the prospectus included in this registration statement, without change to the aggregate number of shares of common stock issued upon conversion of the series D-1 senior convertible preferred stock and series 2 non-voting common stock (with the exception of any increase or decrease resulting from the elimination of fractional shares).

        No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) or Regulation S of the Securities Act for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options.

        From August 4, 2002 through September 15, 2006, we have granted stock options to purchase 2,477,980 shares of common stock with exercise prices ranging from $0.48 to $14.28 per share, to employees, directors and consultants pursuant to our stock option plans. 380,586 options have been exercised for consideration aggregating $236,002 as of September 15, 2006. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) of the Securities Act or Regulation S of the Securities Act, as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

(c) Issuances and Exercises of Warrants.

        Pursuant to an agreement, we issued a warrant to purchase 450,000 shares of our series A convertible preferred stock at an exercise price of $0.33333 per share in an equipment financing transaction. In connection with the issuance of our series C senior convertible preferred stock, we issued to seven employees warrants to purchase 1,308,954 shares of our series C senior convertible preferred stock at an exercise price of $0.05036 per share. Of these warrants for series C senior convertible preferred stock, 663,178 have been exercised for consideration aggregating $33,398 as of July 29, 2006. The shares issued upon exercise of these warrants are deemed restricted securities for purposes of the Securities Act. The issuance of these warrants was exempt from registration pursuant to Rule 701. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Item 16.    Exhibits.

  (a)
  See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)   In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chalfont, Commonwealth of Pennsylvania on October 11, 2006.

OPTIUM CORPORATION
By:	/s/ EITAN GERTEL Eitan Gertel President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on October 11, 2006:

Signature	Title(s)

/s/ EITAN GERTEL Eitan Gertel	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID RENNER David Renner	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
* James Barbookles	Director
* Christopher Crespi	Director
* Kerry DeHority	Director
* Steven Foster	Director
* Russell Johnson	Director
* Morgan Jones	Director
*By:	/s/ EITAN GERTEL Eitan Gertel Attorney-in-Fact
*By:	/s/ DAVID RENNER David Renner Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1*	Form of Underwriting Agreement
3.1	Form of Sixth Amended and Restated Certificate of Incorporation of the Registrant
3.2	Form of Seventh Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of the offering)
3.3	Second Amended and Restated By-laws of the Registrant
4.1*	Specimen Stock Certificate for shares of the Registrant's Common Stock
5.1	Opinion of Goodwin Procter LLP
10.1**	Second Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of March 4, 2006
10.2**	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers
10.3†	Registrant's 2006 Stock Option and Incentive Plan
10.4†**	2000 Stock Incentive Plan, as amended, and forms of agreements thereunder
10.5**	Lease Agreement between the Registrant and Leo Palau for the premises located at 500 Horizon Drive, Chalfont, Pennsylvania, dated as of June 8, 2005
10.6**	Lease Agreement between the Registrant and Leo Palau for the premises located at 500 Horizon Drive, Chalfont, Pennsylvania, dated as of April 5, 2001
10.7**	Lease Agreement between the Registrant and SV Central Florida Phase II Limited Partnership, for the premises located at 2721 Discovery Drive, Suite 500, Orlando, Florida, dated December 28, 2000, as amended March 31, 2006
10.8**	Sublease Agreement between the Registrant and VaxDesign, Inc. for premises located at 2721 Discovery Drive, part of Suite 500, Orlando, Florida, dated March 17, 2004
10.9**	Sublease Agreement between the Registrant and Quantum 3D, Inc. for premises located at 2721 Discovery Drive, part of Suite 500, Orlando, Florida, dated March 7, 2003, as amended on April 24, 2006
10.10**	Lease Agreement between the Engana Pty Limited and Australian Technology Park Precinct Management Limited for the premises located at Suite 9/G01, G02, G03 and G04, Locomotive Workshop Australian Technology Park, Eveleigh NSW 1430, dated March 22, 2006
10.11**	Warrant to Purchase Series A Convertible Preferred Stock of the Registrant issued to Dominion Capital Management L.L.C., dated as of May 16, 2001
10.12†**	Warrant to Purchase Series C Convertible Preferred Stock of the Registrant issued to Eitan Gertel, dated as of May 1, 2003
10.13†**	Warrant to Purchase Series C Convertible Preferred Stock of the Registrant issued to Anthony Musto, dated as of May 1, 2003
10.14†**	Warrant to Purchase Series C Convertible Preferred Stock of the Registrant issued to Mark Colyar, dated as of May 1, 2003
10.15†**	Warrant to Purchase Series C Convertible Preferred Stock of the Registrant issued to William Krimmel, dated as of May 1, 2003
10.16**	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of May 25, 2004, as amended June 5, 2006

10.17†**	Employment Agreement between the Registrant and Eitan Gertel, dated as of April 14, 2006
10.18†**	Employment Agreement between the Registrant and Mark Colyar, dated as of April 14, 2006
10.19†**	Employment Agreement between the Registrant and Anthony Musto, dated as of April 14, 2006
10.20†**	Employment Agreement between the Registrant and David Renner, dated as of April 14, 2006
10.21**	Stock Exchange Agreement dated as of March 4, 2006 by and among the Registrant, Engana Pty Limited, the Sellers and Company Optionees named therein and the Sellers Representative named therein
10.22**	Employment Agreement between the Registrant and Christopher Brown, dated as of August 28, 2006
10.23	Lease Agreement between the Registrant and 200 Precision Drive Investors, LLC for the premises located at 200 Precision Drive, Horsham, Pennsylvania, dated September 26, 2006
16.1**	Letter Regarding Change in Certifying Accountant
21.1**	Subsidiary of the registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Ernst & Young
23.4	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included in page II-6)
99.1	Consent of Communications Industry Researchers, Inc.

*
To be filed by amendment.
**
Previously filed.

†
Indicates a management contract or any compensatory plan, contract or arrangement.